PROSPECTUS

FILED PURSUANT TO RULE 424 (B) (4)
REGISTRATION NO: 333-125722

4,500,000 Shares

Common Stock

We are offering 4,500,000 shares of our common stock. The public offering price is $10.00 per share. Prior to this offering, there has been no public market for our common stock. See “Underwriting” on page 100 for a discussion of the factors considered in determining the public offering price. The market price of the shares after the offering may be higher or lower than the public offering price.

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “FSGI.” The trading of our common stock on the Nasdaq National Market will begin immediately upon commencement of this offering.

Investing in our common stock involves risks. Please refer to the section titled “ Risk Factors” beginning on page 13 of this prospectus.

	Per Share	Total
Public offering price	$10.00	$45,000,000
Underwriting discount	$0.70	$3,150,000
Proceeds to us, before expenses	$9.30	$41,850,000

We have granted the underwriters an option to purchase up to an aggregate of 675,000 additional shares of our common stock on the same terms as set forth above to cover over-allotments, if any. The underwriters may exercise this option at any time within 30 days after the offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the shares to purchasers on or about August 15, 2005, subject to customary closing conditions.

Keefe, Bruyette & Woods

Raymond James

Sterne, Agee & Leach, Inc.

The date of this prospectus is August 9, 2005.

ARKANSAS
Memphis
Little Rock
TENNESSEE
Nashville
Knoxville
Chattanooga
Huntsville
Greensboro
Raleigh
Charlotte
NORTH CAROLINA
Columbia
SOUTH CAROLINA
Atlanta
Augusta
Macon
GEORGIA
Savannah
Birmingham
MISSISSIPPI
Jackson
ALABAMA
Montgomery

Nashville
Gallatin
Lebanon
Carthage
Gainesboro
Cookeville
Baxter
Smyrna
Murfreesboro
Franklin
Livingston
Crossville
Sparta
McMinnville
Oak Ridge
Knoxville
Morristown
Maryville
Sevierville
Loudon
Sweetwater
Athens
Madisonville
Cleveland
Chattanooga
East Ridge
Fort Oglethorpe
Rock Spring
Dalton
LaFayette
TENNESSEE
GEORGIA
ALABAMA
NORTH CAROLINA
Huntsville

★ **First Security Headquarters (1)**

▲ **First Security Branch (29)**

■ **Jackson Bank & Trust Branch (5)**

● **Leasing Office* (4)**

** Map does not include leasing office in Memphis, Tennessee.*

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional common stock to cover over-allotments.

In this prospectus we rely on and refer to information and statistics regarding the banking industry and the Tennessee and Georgia markets. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Unless the context indicates otherwise, all references in this prospectus to “First Security,” “we,” “us” and “our” refer to First Security Group, Inc. and our wholly owned subsidiary, FSGBank, National Association (FSGBank).

SUMMARY

This summary highlights specific information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock and is qualified in its entirety by the more detailed information included in this prospectus. To understand this offering fully, you should carefully read this entire prospectus, including our financial statements and related notes, and the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

First Security Group, Inc.

We are a bank holding company headquartered in Chattanooga, Tennessee. We operate 30 full service banking offices and four loan and lease production offices through our wholly-owned bank subsidiary, FSGBank, National Association. We serve the banking and financial needs of various communities in eastern and middle Tennessee and northern Georgia, as indicated on the map on the inside front cover of this prospectus.

Through FSGBank, we offer a range of lending services which are primarily secured by single and multi-family real estate, residential construction and owner-occupied commercial buildings. In addition, we make loans to small and medium-sized businesses, as well as to consumers for a variety of purposes. Our principal source of funds for loans and investing in securities is core deposits. We offer a wide range of deposit services, including checking, savings, money market accounts and certificates of deposit. We obtain most of our deposits from individuals and businesses in our market areas. We actively pursue business relationships by utilizing the business contacts of our Board of Directors, senior management and local bankers, thereby capitalizing on our knowledge of the local marketplace.

We were organized as a bank holding company in 1999. FSGBank is the successor to our previous three banks: Dalton Whitfield Bank (organized in 1999), Frontier Bank (acquired in 2000) and First State Bank (acquired in 2002). During 2003, we consolidated our banking operations into one subsidiary, FSGBank, merged with Premier National Bank of Dalton and acquired certain assets and assumed substantially all of the deposits and other liabilities of three branch offices of National Bank of Commerce. In May 2005, we announced the execution of an agreement to acquire Jackson Bank & Trust (Jackson Bank). In addition, we operate Kenesaw Leasing, Inc. (Kenesaw Leasing) and J&S Leasing, Inc. (J&S Leasing) as wholly-owned subsidiaries of FSGBank. We acquired Kenesaw Leasing and J&S Leasing from National Bank of Commerce in October 2004.

From December 31, 2000 to December 31, 2004, our business model has produced strong growth through a combination of internal growth and acquisitions. Specifically, we have:

•	increased our total consolidated assets from $199.6 million to $766.7 million;

•	increased our total consolidated deposits from $162.5 million to $640.5 million;

•	increased our total consolidated net loans from $151.0 million to $584.0 million;

•	expanded our branch network from six branches to 30 branches; and

•	successfully integrated all of our banking subsidiaries into a single national bank.

At June 30, 2005, we had total consolidated assets of approximately $831.3 million, total consolidated deposits of approximately $708.0 million, total consolidated net loans of approximately $614.8 million and shareholders’ equity of approximately $89.2 million.

Market Areas and Growth Strategy

We currently conduct business principally through the 30 branches of FSGBank in our market areas of Hamilton, Jefferson, Knox, Loudon, McMinn, Monroe and Union Counties, Tennessee and Catoosa and Whitfield Counties, Georgia. We have also received regulatory approval to open a branch in Bradley County, Tennessee and anticipate opening that branch during the third quarter of 2005. Our markets follow the Interstate 75 corridor between Dalton, Georgia and Jefferson City, Tennessee. Our announced acquisition of Jackson Bank will add five branches along the Interstate 40 corridor. According to 2004 data from the U.S. Census Bureau, the median projected population growth from 2005 to 2010 in our pro forma market area is expected to be 5.5% versus 5.8% for the state of Tennessee and 11.3% for the state of Georgia. Based upon data available on the Federal Deposit Insurance Corporation (FDIC) website as of June 30, 2004, FSGBank’s total deposits ranked 6th among financial institutions in our market area, and represented approximately 3.7% of the total deposits in our market area. Assuming completion of our acquisition of Jackson Bank, our total deposits will rank 6th among financial institutions in our pro forma market area, representing approximately 4.3% of the total deposits in that area.

We target both consumers and small to medium-sized businesses in our markets and have developed a decentralized strategy that focuses on providing superior service through our employees who are relationship-oriented and committed to their respective communities. Through this strategy we intend to grow our business, expand our customer base and improve profitability. The key elements of our strategy are:

Grow Along Interstate Corridors in Eastern and Middle Tennessee and Northern Georgia.    We seek to increase our presence in our primary markets along the Interstate 75 corridor as well as to extend into other interstate corridors in eastern and middle Tennessee and northern Georgia through selective acquisitions and the opening of new branches in attractive locations. The acquisition of Jackson Bank will extend our franchise along Interstate 40 toward Nashville. For the remainder of 2005, we expect to continue to leverage our existing bank branches, open from three to five de novo branches in markets currently not served by us and actively pursue strategic acquisitions.

Maintain Local Decision Making and Accountability.    We effectively compete with our super-regional competitors by providing superior customer service with localized decision-making capabilities. We designate regional bank presidents and separate advisory boards in each of our markets so that we are positioned to react quickly to changes in those communities while maintaining efficient and consistent centralized reporting and policies.

Expand Our Products and Services to Meet the Needs of the Communities in Which We Operate.    We continually seek to expand our financial products and services to meet the needs of our customers and to increase our fee income. In 2004, we acquired two leasing companies, Kenesaw Leasing and J&S Leasing, to diversify our loan portfolio and to help better serve the needs of our business customers. In addition, as a part of our Latino-focused banking initiative, in 2004 we opened two branches in northern Georgia under the name “Primer Banco Seguro” that target the Latino community prevalent in that area. In 2004, we also established a wealth management division which offers private client services, financial planning, trust administration, investment management and estate planning services.

Maintain Our Asset Quality.    We consider asset quality to be of primary importance and have taken measures to ensure that despite the growth in our loan portfolio we consistently maintain strong asset quality. As a result of two hires made in 2003, including a new senior credit administration officer and senior loan review officer, we have improved our underwriting standards, established better warning and early detection procedures and developed a more comprehensive analysis of our allowance for loan losses. At June 30, 2005, our nonperforming assets, including accruing loans 90 days past due, as a percentage of total assets were 0.48%, compared to 0.67% as of June 30, 2004, an improvement of 19 basis points. Similarly, our reserves to total loans as of June 30, 2005 were 1.47%, compared to 1.12% as of June 30, 2004, an increase of 35 basis points.

Improve Core Profitability.    We believe we will be able to take advantage of the economies of scale typically enjoyed by larger organizations as we grow our franchise. We believe the investments we have made in our staff and our branch network are sufficient to support a much larger organization, and therefore that increases in our expense base going forward should be lower than our proportional increase in assets and revenues. We believe the effect of these trends going forward should improve our profitability over time. Our net income for the six months ended June 30, 2005 was approximately $3.0 million compared to $1.5 million for the same period in 2004, which represents an increase of 104.7%. Our annualized return on average equity for the six months ended June 30, 2005 was 6.92%, and our annualized return on average assets was 0.75%, compared to 3.51% and 0.45% for the same period in 2004, respectively.

Issue Public Currency.    By becoming a public company with a common stock that is listed and traded on a national stock market, we will have better access to capital, greater flexibility in structuring acquisitions and the ability to attract and retain qualified bankers through equity-based compensation.

Recent Developments

On May 12, 2005, we announced the execution of a definitive agreement to acquire Jackson Bank, a commercial bank headquartered in Gainesboro, Tennessee. At June 30, 2005, Jackson Bank had total consolidated assets of approximately $169.7 million, total consolidated deposits of approximately $139.2 million, total consolidated net loans of approximately $109.0 million and total consolidated shareholders’ equity of approximately $17.9 million. Jackson Bank operates five branches in Jackson and Putnam Counties, Tennessee, located along the Interstate 40 corridor that runs from Nashville to Knoxville, Tennessee. Under the terms of the agreement, we will acquire 100% of the outstanding shares of common stock and options of Jackson Bank in exchange for approximately $33.1 million in cash. We intend to merge Jackson Bank with and into FSGBank. On July 28, 2005, we received regulatory approval from the Federal Reserve Bank of Atlanta to acquire Jackson Bank and on August 5, 2005, we received regulatory approval from the Office of the Comptroller of the Currency to acquire Jackson Bank. We expect to complete this acquisition in the third quarter of 2005 pending receipt of additional regulatory approvals and the satisfaction of other customary conditions. We intend to use a portion of the net proceeds from this stock offering to fund the cash purchase price of Jackson Bank.

Corporate Information

Our headquarters are located at 817 Broad Street, Chattanooga, Tennessee 37402, and our telephone number at that address is (423) 266-2000. We maintain a website at www.FSGBank.com. Information on the website is not incorporated by reference and is not a part of this prospectus.

The Offering

Common stock offered(1)	4,500,000 Shares

Common stock to be outstanding after this offering(2)	17,234,060 Shares

Public offering price per share	$10.00

Use of proceeds

We intend to use approximately $35.5 million of the net proceeds of this offering to finance the acquisition of Jackson Bank. We will use the remaining net proceeds for general corporate purposes, which may include, among other things, our working capital needs and investments in our subsidiary bank to support our growth. Additionally, we may use a portion of the net proceeds to finance additional acquisitions. See “Use of Proceeds” on page 21.

Risk Factors	See “Risk Factors” beginning on page 13 and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Dividend Policy

We have not paid cash dividends historically, nor do we anticipate paying any cash dividends in the foreseeable future. Instead, we anticipate that all of our earnings, if any, will be used for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that our Board of Directors may deem relevant. See “Price Range of Our Common Stock and Dividends” on page 22.

Nasdaq National Market symbol	Our common stock was recently approved for quotation on the Nasdaq National Market under the symbol “FSGI.”

(1)	The number of our shares offered assumes that the underwriters do not exercise their over-allotment option. If the underwriters do exercise their over-allotment option, we will issue and sell up to an additional 675,000 shares.

(2)	The number of shares outstanding after this offering is based on the number of shares outstanding on June 30, 2005 and excludes 1,007,194 shares issuable upon the exercise of stock options outstanding as of June 30, 2005 at a weighted average exercise price of $6.67 per share, 530,649 shares as of June 30, 2005 that we may issue under our stock option plans and shares issued upon the exercise of the underwriters’ over-allotment option, if any.

Summary Consolidated Financial Data

Our summary consolidated financial data is presented below as of and for the six months ended June 30, 2005 and 2004 and as of and for the years ended December 31, 2000 through 2004. The summary consolidated financial data presented below as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, are derived from our audited financial statements and related notes included in this prospectus and should be read in conjunction with the consolidated financial statements and related notes, along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 27. The summary consolidated financial data as of December 31, 2002, 2001 and 2000 and for the two years ended December 31, 2001 and 2000 have been derived from our audited financial statements that are not included in this prospectus. Our summary consolidated financial data as of and for the six months ended June 30, 2005 and 2004 have not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with accounting principles generally accepted in the United States of America (GAAP). Our results for the six months ended June 30, 2005 are not necessarily indicative of our results of operations that may be expected for the year ended December 31, 2005. The per share financial data presented below has been adjusted to give effect to the 12-for-10 stock split in the form of a stock dividend effected on December 22, 2004. Retroactive adjustments were also made to all per share data for the previous two stock splits: (1) 12-for-10 stock split in the form of a stock dividend effected on June 16, 2003 and (2) 13-for-10 stock split in the form of a stock dividend effected on April 15, 2001.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Amounts in thousands, except per share amounts)
Income Statement Data:(1)
Gross interest income	$25,057	$17,041	$37,771	$31,554	$25,621	$20,793	$11,824
Gross interest expense	6,421	4,026	8,759	8,897	8,417	9,783	5,510
Net interest income	18,636	13,015	29,012	22,657	17,204	11,010	6,314
Provision for loan losses	1,986	1,350	3,399	2,122	1,948	2,496	811
Net interest income after provision for loan losses	16,650	11,665	25,613	20,535	15,256	8,514	5,503
Noninterest income	3,900	2,978	6,351	5,318	3,819	2,743	1,088
Noninterest expense(2),(3)	16,178	12,558	27,117	22,278	14,915	11,004	7,504
Income (loss) before income taxes(2),(3)	4,372	2,085	4,847	3,575	4,160	253	(913)
Income tax provision (benefit)	1,371	619	1,365	1,119	1,558	235	(347)
Income (loss) before extraordinary item(2),(3)	3,001	1,466	3,482	2,456	2,602	18	(566)
Extraordinary gain on business combination, net of tax(4)	—	—	785	—	—	—	—

Net income (loss)(2),(3)	$3,001	$1,466	$4,267	$2,456	$2,602	$18	$(566)

Per Common Share:(1),(5)
Net income (loss) before extraordinary items—basic	$0.24	$0.12	$0.28	$0.20	$0.28	$0.00	$(0.11)
Net income (loss) before amortization expense—basic	0.25	0.14	0.38	0.23	0.28	0.05	(0.06)
Net income (loss)—basic	0.24	0.12	0.34	0.20	0.28	0.00	(0.11)
Net income (loss) before extraordinary items—diluted	0.23	0.11	0.27	0.20	0.27	0.00	(0.11)
Net income (loss) before amortization expense—diluted	0.25	0.13	0.37	0.23	0.27	0.05	(0.06)
Net income (loss)—diluted	0.23	0.11	0.33	0.20	0.27	0.00	(0.11)
Cash dividends declared	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Book value	7.01	6.51	6.80	6.49	6.22	5.45	5.17
Tangible book value	5.83	5.30	5.60	5.25	5.44	4.59	4.05

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Amounts in thousands, except per share amounts)
Period End Balances:(1)
Loans	$623,986	$500,192	$592,357	$478,013	$348,582	$291,043	$152,913
Earning assets	746,862	591,015	702,985	575,996	436,774	328,330	177,461
Total assets	831,254	659,294	766,691	644,765	472,924	361,866	199,552
Deposits	708,008	551,515	640,526	540,304	384,483	293,877	162,514
Shareholders’ equity	89,216	82,733	86,445	82,438	67,933	39,265	30,594
Shares outstanding—basic(5)	12,734	12,705	12,705	12,702	10,914	7,205	5,912
Shares outstanding—diluted(5)	13,008	12,916	12,915	12,809	11,029	7,322	5,912

Average Balances:(1)
Loans	$611,720	$492,931	$514,479	$422,332	$311,774	$221,624	$107,483
Earning assets	725,955	589,380	610,585	530,777	384,483	254,739	132,377
Total assets	796,410	650,122	676,381	578,258	415,810	279,377	150,308
Deposits	672,566	542,799	559,695	475,103	337,198	233,007	114,239
Shareholders’ equity	86,758	83,439	83,630	78,284	56,039	33,292	30,754
Shares outstanding—basic(5)	12,727	12,704	12,705	12,190	9,415	6,270	5,912
Shares outstanding—diluted(5)	13,003	12,916	12,912	12,328	9,533	6,378	5,912

Performance Ratios:(1)
Return on average assets(6)	0.75%	0.45%	0.63%	0.42%	0.63%	0.01%	(0.38)%
Return on average equity(6)	6.92%	3.51%	5.10%	3.14%	4.64%	0.05%	(1.84)%
Return on average tangible assets(6)	0.77%	0.46%	0.65%	0.43%	0.64%	0.01%	(0.39)%
Return on average tangible equity(6)	8.38%	4.31%	6.24%	3.68%	5.33%	0.07%	(2.32)%
Net interest margin, taxable equivalent	5.20%	4.53%	4.83%	4.34%	4.53%	4.32%	4.77%
Efficiency ratio(7)	71.79%	78.52%	76.68%	79.64%	70.95%	76.50%	101.40%
Average loans to average deposits	90.95%	90.81%	91.92%	88.89%	92.46%	95.11%	94.09%

Capital Ratios:(1)
Average equity to average assets	10.89%	12.83%	12.36%	13.54%	13.48%	11.92%	20.46%
Average tangible equity to average tangible assets	9.17%	10.72%	10.34%	11.78%	11.95%	9.84%	16.96%
Dividend payout ratio	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Tier I capital to risk adjusted assets	10.48%	12.71%	11.21%	13.11%	16.38%	10.98%	13.94%
Total capital to risk adjusted assets	11.73%	13.75%	12.46%	14.26%	17.64%	12.23%	15.12%
Tier I capital to average tangible assets	9.34%	10.63%	9.86%	11.01%	12.57%	9.88%	12.83%

Asset Quality Ratios:(1)
Nonperforming assets to total assets(8)	0.48%	0.67%	0.59%	0.45%	0.16%	0.17%	0.06%
Loan loss reserve to nonperforming assets(8)	228.84%	126.53%	182.56%	200.03%	709.26%	708.26%	1765.45%
Net loans charged-off to average loans(6)	0.37%	0.64%	0.57%	0.63%	0.25%	0.28%	0.02%
Provision for loan loss to average loans(6)	0.65%	0.55%	0.66%	0.50%	0.62%	1.13%	0.75%
Allowance for loan losses to total loans	1.47%	1.12%	1.40%	1.22%	1.54%	1.31%	1.27%

(1)	Data includes our consolidated financial statements, including the following from their date of acquisition: First State Bank in July 2002; Premier National Bank in March 2003; National Bank of Commerce’s branch offices located in Madisonville, Sweetwater and Tellico Plains, Tennessee in December 2003 and Kenesaw Leasing and J&S Leasing in October 2004.

(2)	Includes goodwill amortization of $481 thousand and $443 thousand in 2001 and 2000, respectively. Effective January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and other Intangible Assets,” which requires that goodwill no longer be amortized and instead be tested for impairment at least annually.

(3)	Includes amortization expense of $317 thousand, $425 thousand, $797 thousand, $550 thousand, and $102 thousand for core deposit intangibles for the six months ended June 30, 2005 and 2004, and for the years ended December 31, 2004, 2003 and 2002, respectively. Core deposit intangibles represent premiums paid for acquisitions of core deposits and are amortized on an accelerated basis over 10 years. Also includes $25 thousand and $8 thousand for licensing fee amortization for the six months ended June 30, 2005 and for the twelve months ended December 31, 2004, respectively.

(4)	The extraordinary gain was recognized in conjunction with our acquisition of Kenesaw Leasing and J&S Leasing effective October 1, 2004.

(5)	Retroactive adjustments for all per share data have been made for the following stock splits made in the form of a stock dividend:

•	a 12-for-10 stock split on December 22, 2004;

•	a 12-for-10 stock split on June 16, 2003; and

•	a 13-for-10 stock split on April 15, 2001.

(6)	Annualized for the six-month periods ended June 30, 2005 and 2004.

(7)	Noninterest expense divided by the sum of net interest income and noninterest income.

(8)	Nonperforming assets include nonaccrual loans, accruing loans contractually past due 90 days or more and repossessed other real estate for sale.

GAAP Reconciliation and Management Explanation for Non-GAAP Financial Measures

The information set forth above contains certain financial information determined by methods other than in accordance with GAAP. These non-GAAP financial measures are “return on average tangible equity,” “return on average tangible assets,” “average tangible equity to average tangible assets,” “tangible book value per share” and “net income before amortization expense per share.” Our management uses these non-GAAP measures in its analysis of the company’s performance.

•	“Return on average tangible equity” is defined as annualized earnings for the period divided by average equity reduced by average goodwill and other intangible assets. “Return on average tangible assets” is defined as annualized earnings for the period divided by average assets reduced by average goodwill and other intangible assets. Our management includes these measures because it believes that they are important when measuring the company’s performance exclusive of the effects of goodwill and other intangibles recorded in recent acquisitions, and these measures are used by many investors as part of their analysis of the company’s performance.

•	“Average tangible equity to average tangible assets” is defined as average total equity reduced by recorded average intangible assets divided by average total assets reduced by recorded average intangible assets. This measure is important to many investors in the marketplace that are interested in the equity to assets ratio exclusive of the effect of changes in average intangible assets on average equity and average total assets.

•	“Tangible book value per share” is defined as total equity reduced by recorded intangible assets divided by total common shares outstanding. This measure is important to many investors in the marketplace that are interested in changes from period to period in book value per share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing the tangible assets of the company. For companies such as us that have engaged in multiple business combinations, purchase accounting requires the recording of significant amounts of goodwill related to such transactions when the purchase price exceeds assets acquired and liabilities assumed.

•	“Net income (loss) before amortization expense per share” is defined as net income increased by the intangible asset amortization expense net of income taxes divided by total average common shares outstanding. This measure is important to many investors in the marketplace that are interested in the net income per share figures exclusive of the effect of intangible asset amortization expense, which consists largely of amortization of the core deposit intangibles incurred in acquisitions of depository institutions.

These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures which may be presented by other companies. The following reconciliation table provides a more detailed analysis of these non-GAAP performance measures.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Dollar amounts in thousands, except per share amounts)
Book value of equity	$89,216	$82,733	$86,445	$82,438	$67,933	$39,265	$30,594
Intangible assets	14,933	15,347	15,274	15,704	8,526	6,193	6,674

Book value of tangible equity	$74,283	$67,386	$71,171	$66,734	$59,407	$33,072	$23,920

Average assets	$796,410	$650,122	$676,381	$578,258	$415,810	$279,377	$150,308
Average intangible assets	15,103	15,409	15,296	11,507	7,202	6,437	6,340

Average tangible assets	$781,307	$634,713	$661,085	$566,751	$408,608	$272,940	$143,968

Return on average assets	0.75%	0.45%	0.63%	0.42%	0.63%	0.01%	(0.38)%
Effect of average intangible assets	0.02%	0.01%	0.02%	0.01%	0.01%	0.00%	(0.01)%

Return on average tangible assets	0.77%	0.46%	0.65%	0.43%	0.64%	0.01%	(0.39)%

Average equity	$86,758	$83,439	$83,630	$78,284	$56,039	$33,292	$30,754
Average intangible assets	15,103	15,409	15,296	11,507	7,202	6,437	6,340

Average tangible equity	$71,655	$68,030	$68,334	$66,777	$48,837	$26,855	$24,414

Return on average equity	6.92%	3.51%	5.10%	3.14%	4.64%	0.05%	(1.84)%
Effect of average intangible assets	1.46%	0.80%	1.14%	0.54%	0.69%	0.02%	(0.48)%

Return on average tangible equity	8.38%	4.31%	6.24%	3.68%	5.33%	0.07%	(2.32)%

Average equity to average assets	10.89%	12.83%	12.36%	13.54%	13.48%	11.92%	20.46%
Effect of average intangible assets	1.72%	2.11%	2.02%	1.76%	1.53%	2.08%	3.50%

Average tangible equity to average tangible assets	9.17%	10.72%	10.34%	11.78%	11.95%	9.84%	16.96%

Net income (loss)	$3,001	$1,466	$4,267	$2,456	$2,602	$18	$(566)
Effect of amortization expense, net of income tax at 38%	212	264	499	341	63	298	275

Net income before amortization expense	$3,213	$1,730	$4,766	$2,797	$2,665	$316	$(291)

Per Common Share:
Book value	$7.01	$6.51	$6.80	$6.49	$6.22	$5.45	$5.17
Effect of intangible assets	1.18	1.21	1.20	1.24	0.78	0.86	1.12

Tangible book value	$5.83	$5.30	$5.60	$5.25	$5.44	$4.59	$4.05

Net income (loss)—basic	$0.24	$0.12	$0.34	$0.20	$0.28	$0.00	$(0.11)
Effect of amortization expense, net of income tax at 38%	0.01	0.02	0.04	0.03	0.00	0.05	0.05

Net income (loss) before amortization expense—basic	$0.25	$0.14	$0.38	$0.23	$0.28	$0.05	$(0.06)

Net income (loss)—diluted	$0.23	$0.11	$0.33	$0.20	$0.27	$0.00	$(0.11)
Effect of amortization expense, net of income tax at 38%	0.02	0.02	0.04	0.03	0.00	0.05	0.05

Net income (loss) before amortization expense—diluted	$0.25	$0.13	$0.37	$0.23	$0.27	$0.05	$(0.06)

Summary Pro Forma Consolidated Financial Data

The summary pro forma financial information set forth below gives effect to the following transactions as if they had occurred on January 1, 2004, in the case of statements of operations data, and June 30, 2005, in the case of balance sheet data:

•	the sale of 4,500,000 shares of common stock in this offering; and

•	our acquisition of Jackson Bank.

The pro forma financial information does not purport to be indicative of the operating results or financial position that would have actually occurred or existed if the transactions had occurred on the dates indicated, nor is it indicative of our future operating results or our financial position. The pro forma adjustments are based on the information and assumptions available at the date of this prospectus. This pro forma information does not include any cost savings or revenue enhancements that may be achieved or realized as a result of the Jackson Bank acquisition.

	For the Six Months Ended June 30, 2005
	First Security	Jackson Bank	Adjustments		Combined
	(Amounts in thousands, except per share data)
Consolidated Statements of Income Data:
Gross interest income	$25,057	$4,540	$—		$29,597
Gross interest expense	6,421	1,495	—		7,916
Net interest income	18,636	3,045	—		21,681
Provision for loan losses	1,986	75	—		2,061
Net interest income after provision for loan losses	16,650	2,970	—		19,620
Noninterest income	3,900	770	—		4,670
Noninterest expense	16,178	2,876	195	(1)	19,249
Income before income taxes	4,372	864	(195)		5,041
Income tax provision	1,371	203	(74	)(2)	1,500

Net income	$3,001	$661	$(121)		$3,541

Per Common Share:(3)
Net income—basic	$0.17	$0.04	$(0.01)		$0.20
Net income—diluted	$0.17	$0.04	$(0.01)		$0.20
Average shares outstanding—basic	17,227	17,227	17,227		17,227
Average shares outstanding—diluted	17,503	17,503	17,503		17,503

	For the Year Ended December 31, 2004
	First Security	Jackson Bank	Adjustments		Combined
	(Amounts in thousands, except per share data)
Consolidated Statements of Income Data:
Gross interest income	$37,771	$8,464	$—		$46,235
Gross interest expense	8,759	2,610	—		11,369
Net interest income	29,012	5,854	—		34,866
Provision for loan losses	3,399	—	—		3,399
Net interest income after provision for loan losses	25,613	5,854	—		31,467
Noninterest income	6,351	1,643	—		7,994
Noninterest expense	27,117	5,122	762	(1)	33,001
Income before income taxes	4,847	2,375	(762)		6,460
Income tax provision	1,365	651	(290	)(2)	1,726
Income before extraordinary item	3,482	1,724	(472)		4,734
Extraordinary gain business combination, net of tax	785	—	—		785

Net income	$4,267	$1,724	$(472)		$5,519

	For the Year Ended December 31, 2004
	First Security	Jackson Bank	Adjustments	Combined
	(Amounts in thousands, except per share data)

Per Common Share:(3)
Net income before extraordinary item—basic	$0.20	$0.10	$(0.03)	$0.27
Extraordinary item—basic	0.05	—	—	0.05

Net income—basic	$0.25	$0.10	$(0.03)	$0.32

Net income before extraordinary item—diluted	$0.20	$0.10	$(0.03)	$0.27
Extraordinary item—diluted	0.05	—	—	0.05

Net income—diluted	$0.25	$0.10	$(0.03)	$0.32

Average shares outstanding—basic	17,205	17,205	17,205	17,205
Average shares outstanding—diluted	17,412	17,412	17,412	17,412

(1)	To record reduction in depreciation expense related to write-off of certain equipment assumed. In addition, to record amortization expense associated with recognition of the core deposit intangibles. The amortization expense is recognized on an accelerated basis over an estimated useful life of 10 years.

(2)	Represents the tax impact associated with the amortization and depreciation expense referred to in footnote 1, using a tax rate of 38.0%.

(3)	Reflects impact of the issuance of 4,500,000 shares of common stock at the beginning of the period presented.

	As of June 30, 2005
	First Security	Jackson Bank	Adjustments		Combined
	(Dollar amounts in thousands)
Consolidated Balance Sheet Data:
Cash and due from banks	$21,771	$3,700	$5,596	(1)	$31,067
Interest bearing deposits with banks	307	597	—		904
Investment securities	112,859	43,505	—		156,364
Federal funds sold	9,710	1,910	—		11,620
Loans	623,986	110,704	(1,750	)(2)	732,940
Less: Allowance for loan losses	9,165	1,750	(1,750	)(2)	9,165

	614,821	108,954	—		723,775

Premises and equipment, net	25,639	4,060	752	(3)	30,451
Intangible assets	14,933	—	16,754	(4)	31,687
Other assets	31,214	6,992	—		38,206

Total assets	$831,254	$169,718	$23,102		$1,024,074

Deposits	$708,008	$139,159	$—		$847,167
Federal funds purchased and securities sold under agreements to repurchase	18,384	—	—		18,384
Other liabilities	15,646	12,611	—		28,257

Total liabilities	742,038	151,770	—		893,808

Total shareholders’ equity	89,216	17,948	23,102	(5)	130,266

Total liabilities and shareholders’ equity	$831,254	$169,718	$23,102		$1,024,074

(1)	We estimate that our net proceeds from the sale of shares in this offering, after deducting underwriting discounts and other estimated expenses will be approximately $41.1 million (based on the offering price of $10.00 per share and excluding any proceeds from the exercise of the underwriters’ over-allotment option, if exercised).

(2)	To record Jackson Bank’s loan portfolio at fair value without an allowance for loan loss in accordance with SOP 03-3 (see page 67). We estimate that the fair value of Jackson Bank’s loan portfolio will approximate the net loans on Jackson Bank’s financial statements, however we have not yet determined the fair value of the Jackson Bank loan portfolio in accordance with SOP 03-3.

(3)	To record premises and equipment at fair value.

(4)	To record core deposit intangible and goodwill. Based on previous acquisitions, we estimate that the core deposit intangible averages approximately 2.27% of the core deposits assumed. Goodwill represents the excess of the purchase price over the assets acquired and liabilities assumed. Goodwill includes estimated acquisition costs of $2.4 million.

(5)	Based on the Agreement and Plan of Share Exchange between us and Jackson Bank, all of the outstanding common stock and stock options of Jackson Bank will be acquired by us for approximately $33.1 million in cash, or $92.00 per share. In addition, we have assumed estimated acquisition costs of $2.4 million.

RISK FACTORS

An investment in our common stock involves risks. Before making an investment decision, you should carefully consider the risks described below in conjunction with the other information in this prospectus, including our consolidated financial statements and related notes. If any of the following risks or other risks, which have not been identified or which we may believe are immaterial or unlikely, actually occur, our business, financial condition and results of operations could be harmed. In such a case, the trading price of our common stock could decline, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Business

Our business strategy includes the continuation of significant growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We expect to use proceeds from this offering to finance the acquisition of Jackson Bank and for general corporate purposes, which may include additional acquisitions. We intend to continue pursuing a significant growth strategy for our business. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. We cannot assure you we will be able to expand our market presence in our existing markets or successfully enter new markets or that any such expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our operating results could be materially adversely affected.

Our ability to successfully grow will depend on a variety of factors including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. While we believe we have the management resources and internal systems in place to successfully manage our future growth, there can be no assurance growth opportunities will be available or growth will be successfully managed.

If we do not promptly and successfully integrate Jackson Bank and its internal controls into our business, we may not realize the expected benefits from the acquisition.

On May 12, 2005, we entered a binding contract to acquire Jackson Bank. The acquisition is contingent upon, among other things, regulatory approval and approval of holders of a majority of the outstanding shares of Jackson Bank common stock. If we consummate the transaction, we may encounter unforeseen expenses as well as difficulties and complications in integrating Jackson Bank’s operations with our overall operations. We expect to maintain most of Jackson Bank’s key customers and personnel and integrate Jackson Bank’s systems and procedures into ours with minimal cost and diversion of management time and attention. If we are unable to integrate Jackson Bank in a timely manner, or if we experience disruptions with Jackson Bank’s customer relationships, the anticipated benefits of the acquisition of Jackson Bank may not be realized and our results of operations may be adversely affected.

Under the terms of the Agreement and Plan of Share Exchange, dated May 12, 2005 by and among First Security, FSGBank and Jackson Bank, if the acquisition is consummated after July 31, 2005, the consideration to be paid by us will accrue interest at the federal funds rate plus 150 basis points. If we are unable to integrate Jackson Bank in a timely manner, the additional costs of the acquisition will reduce and may offset its anticipated benefits.

Because Jackson Bank is a private company, it is not subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended, or the internal control structure and procedures for financial reporting, including those required by Section 404 of the Sarbanes-Oxley Act of 2002. If we are unable to integrate Jackson Bank’s internal controls with our own before the end of the year, we may have to exclude Jackson Bank from our assessment of our internal control over financial reporting, and that, in turn, could cause investors to lose confidence in our reported financial information.

We face risks with respect to future expansion and acquisitions or mergers.

We continually seek to acquire other financial institutions or parts of those institutions and may continue to engage in de novo branch expansion in the future. Acquisitions and mergers involve a number of risks, including:

•	the time and costs associated with identifying and evaluating potential acquisitions and merger partners may negatively affect our business;

•	the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution may not be accurate;

•	the time and costs of evaluating new markets, hiring experienced local management and opening new offices and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion may negatively affect our business;

•	we may not be able to finance an acquisition without diluting our existing shareholders;

•	the diversion of our management’s attention to the negotiation of a transaction may detract from their business productivity;

•	we may enter into new markets where we lack experience;

•	we may introduce new products and services into our business with which we have no prior experience; and

•	we may incur an impairment of goodwill associated with an acquisition and experience adverse short-term effects on our results of operations.

In addition, no assurance can be given that we will be able to integrate our operations after an acquisition without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of our respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies. Successful integration of our operations with another entity’s will depend primarily on our ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. If we have difficulties with the integration, we might not achieve the economic benefits we expect to result from any particular acquisition or merger. In addition, we may experience greater than expected costs or difficulties relating to such integration.

Changes in the interest rate environment could reduce our profitability.

Our profitability depends substantially upon our net interest income. Net interest income is the difference between the interest earned on assets, such as loans and investment securities, and the interest paid for liabilities, such as savings and time deposits. Market interest rates for loans, investments and deposits are highly sensitive to many factors beyond our control. Recently, interest rate spreads have generally narrowed due to changing market conditions, policies of various government and regulatory authorities and competitive pricing pressures, and we cannot predict whether these rate spreads will narrow even further. This narrowing of interest rate spreads could adversely affect our earnings and financial condition. In addition, we cannot predict whether interest rates will continue to remain at present levels. Changes in interest rates may cause significant changes, up or down, in our net interest income. Depending on our portfolio of loans and investments, our results of operations may be adversely affected by changes in interest rates. In addition, any significant increase in prevailing interest rates could adversely affect our mortgage banking business because higher interest rates could cause customers to request fewer refinancings and purchase money mortgage originations.

We could suffer loan losses from a decline in credit quality.

We could sustain losses if borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans. We have adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for credit losses, that we believe are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect our results of operations. See “Business” on page 68.

We are subject to the local economies in Hamilton, Jackson, Jefferson, Knox, Loudon, McMinn, Monroe, Putnam and Union Counties, Tennessee and Catoosa and Whitfield Counties, Georgia.

Our success depends upon the growth in population, income levels, deposits and housing starts in our primary market areas. If the communities in which FSGBank and Jackson Bank (assuming the acquisition is consummated) operate do not grow, or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. Unpredictable economic conditions may have an adverse effect on the quality of our loan portfolio and our financial performance. Economic recession over a prolonged period or other economic problems in our market areas could have a material adverse impact on the quality of the loan portfolio and the demand for our products and services. Future adverse changes in the economies in our market areas may have a material adverse effect on our financial condition, results of operations or cash flows. Further, the banking industry in Tennessee and Georgia is affected by general economic conditions such as inflation, recession, unemployment and other factors beyond our control. As an example, our banking business in northern Georgia is highly dependent on the carpet industry, and, as a result, if the carpet industry or one of the large carpet employers in Dalton, Georgia should suffer a downturn in its business, our operating performance could be adversely affected. As a community bank, we are less able to spread the risk of unfavorable local economic conditions than larger or more regional banks. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur. See “Business” on page 68.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate our capital resources following this offering will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

We face strong competition from larger, more established competitors.

The banking business is highly competitive, and we experience strong competition from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other financial institutions, which operate in our primary market areas and elsewhere.

We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established and much larger financial institutions. While we believe we can and do successfully compete with these other financial institutions in our markets, we may face a competitive disadvantage as a result of our smaller size and lack of geographic diversification.

Although we compete by concentrating our marketing efforts in our primary market area with local advertisements, personal contacts and greater flexibility in working with local customers, we can give no assurance that this strategy will be successful.

If the value of real estate in our core market were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on us.

With most of our loans concentrated along the Interstate corridors of eastern and middle Tennessee and northern Georgia, a decline in local economic conditions could adversely affect the values of our real estate collateral. Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are geographically diverse.

In addition to considering the financial strength and cash flow characteristics of borrowers, we often secure loans with real estate collateral. At June 30, 2005, approximately 60.2% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

Our recent results may not be indicative of our future results.

We may not be able to sustain our historical rate of growth or may not even be able to grow our business at all. In addition, our recent and rapid growth may distort some of our historical financial ratios and statistics. In the future, we may not have the benefit of several recently favorable factors, such as a generally stable interest rate environment, a strong residential mortgage market or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected due to a high percentage of our operating costs being fixed expenses.

As a community bank, we have different lending risks than larger banks.

We provide services to our local communities. Our ability to diversify our economic risks is limited by our own local markets and economies. We lend primarily to individuals and to small to medium-sized businesses, which may expose us to greater lending risks than those of banks lending to larger, better-capitalized businesses with longer operating histories.

We manage our credit exposure through careful monitoring of loan applicants and loan concentrations in particular industries, and through loan approval and review procedures. We have established an evaluation process designed to determine the adequacy of our allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the establishment of loan losses is an estimate based on experience, judgment and expectations regarding our borrowers, the economies in which we and our borrowers operate, as well as the judgment of our regulators. We cannot assure you that our loan loss reserves will be sufficient to absorb future loan losses or prevent a material adverse effect on our business, profitability or financial condition.

We are subject to extensive regulation that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business.

As a bank holding company, we are primarily regulated by the Board of Governors of the Federal Reserve Board System (Federal Reserve Board). Our subsidiary is primarily regulated by the Office of the Comptroller of the Currency (OCC). Our compliance with Federal Reserve Board and OCC regulations is costly and may limit our growth and restrict certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capital requirements of our regulators.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

The Sarbanes-Oxley Act of 2002, the related rules and regulations promulgated by the Securities and Exchange Commission that currently apply to us and the related rules and regulations promulgated by Nasdaq that will be applicable to us upon our shares being listed on the Nasdaq National Market, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. As a result, we may experience greater compliance costs.

Tennessee law and our charter limit the ability of others to acquire us.

Various anti-takeover protections for Tennessee corporations are set forth in the Tennessee Business Corporation Act, the Business Combination Act, the Control Share Acquisition Act, the Greenmail Act and the Investor Protection Act. For a description of these statutes, see “Description of Capital Stock” on page 97. Because our common stock is registered with the SEC under the Securities Exchange Act of 1934, the Business Combination Act automatically applies to us unless our shareholders adopt a charter or bylaw amendment which expressly excludes us from the anti-takeover provisions of the Business Combination Act two years prior to a proposed takeover. Our Board of Directors has no present intention of recommending such charter or bylaw amendment.

These statutes have the general effect of discouraging, or rendering more difficult, unfriendly takeover or acquisition attempts. Such provisions would be beneficial to current management in an unfriendly takeover attempt but could have an adverse effect on shareholders who might wish to participate in such a transaction.

Changes in monetary policies may have an adverse effect on our business.

Our results of operations are affected by credit policies of monetary authorities, particularly the Federal Reserve Board. Actions by monetary and fiscal authorities, including the Federal Reserve Board, could have an adverse effect on our deposit levels, loan demand or business and earnings. See “Supervision and Regulation” on page 89.

If we fail to retain our key employees, our growth and profitability could be adversely affected.

Our success is, and is expected to remain, highly dependent on our executive officers, especially Rodger B. Holley, Lloyd (“Monty”) L. Montgomery III and William (“Chip”) L. Lusk, Jr. This is particularly true because, as a community bank, we depend on our management team’s ties to the community to generate business for us. Our rapid growth will continue to place significant demands on our management, and the loss of any such person’s services may have an adverse effect upon us.

Our profitability could be adversely affected if we are unable to promptly deploy the capital raised in the offering.

We may not be able to immediately deploy all of the capital raised in the offering. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting shareholder returns, including net income per share, return on assets and return on equity.

Risks Related to This Offering

The market price of our common stock may decline after the stock offering.

The price per share at which we sell our common stock may be more or less than the market price of our common stock on the date the stock offering is consummated. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in the stock offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. Any such sales, depending on the volume and timing, could cause the market price of our common stock to decline. Additionally, because stock prices generally fluctuate over time, there is no assurance purchasers of common stock in this offering will be able to sell shares after the offering at a price equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares of common stock and the timing of any sale of shares of common stock.

Investors in this offering will experience immediate and substantial dilution.

Purchasers in this offering will experience immediate dilution in the net tangible book value of our common stock from the offering price of $10.00 per share. To the extent we raise additional capital by issuing equity securities in the future, our shareholders may experience additional dilution. Our Board of Directors may determine, from time to time, a need to obtain additional capital through the issuance of additional shares of common stock or other securities. We may issue additional securities at prices or on terms less favorable than or equal to the public offering price and terms of this offering. Additional dilution may also occur upon the exercise of options granted by us under our stock incentive plan. See “Management—Executive Compensation and Other Benefits” on page 83.

There is a limited market for shares of our common stock.

Our common stock was recently approved for quotation on the Nasdaq National Market under the symbol “FSGI,” however, there has historically been limited trading activity for our common stock. If an active trading market does not develop or continue after this offering, you may not be able to resell your shares at or above the price at which these shares are being offered to the public. There are continuing eligibility requirements of companies listed on the Nasdaq National Market. If we are not able to continue to satisfy the eligibility requirements for the Nasdaq National Market, then our stock may be delisted. Moreover, an active public market may not develop or be sustained after the offering. A public trading market, which has the desired characteristics of depth, liquidity and orderliness, depends upon the presence in the marketplace of willing buyers and sellers of our common stock at any given time. The presence of willing buyers and sellers is dependent upon the individual decisions of investors over which neither we nor any market maker has any control. If an active trading market for our common stock does not develop, it may be difficult for you to sell your shares of common stock.

We have not paid cash dividends and do not expect to pay cash dividends in the foreseeable future.

The holders of our common stock are entitled to receive dividends when and if declared by our Board of Directors out of funds legally available therefor. We have never paid cash dividends and do not anticipate paying cash dividends for the foreseeable future. Instead, we intend to retain future earnings, if any, to support the development and growth of our business. In addition, our ability to pay dividends is restricted by federal policies and regulations. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. Further, our principal source of funds to pay dividends is cash dividends that we receive from our subsidiary. The payment of dividends by FSGBank to us is subject to restrictions imposed by federal banking laws, regulations and authorities. See “Supervision and Regulation” on page 89.

The market price of our common stock will fluctuate and could fluctuate significantly.

If a market develops for our common stock after the offering, we may experience significant volatility in the market price of our common stock. Factors that may affect the price of our common stock include the depth and liquidity of the market for our common stock, investor perception of our financial strength, conditions in the banking industry such as credit quality and monetary policies, and general economic and market conditions. Our quarterly operating results, changes in analysts’ earnings estimates, changes in general conditions in the economy or financial markets or other developments affecting us could cause the market price of our common stock to fluctuate substantially. In addition, from time to time the stock market experiences extreme price and volume fluctuations. This volatility may significantly affect the market price of our common stock for reasons unrelated to our operating performance.

Preemptive rights are not available to the holders of our common stock; therefore, you may not have the opportunity to participate in future offerings of our common stock.

Holders of our common stock do not have any preemptive rights. Therefore holders of our common stock will not be able to maintain their current percentage equity interest if we decide to issue more common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of our statements contained in this prospectus, including, without limitation, matters discussed under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or our future financial performance and include statements about the competitiveness of the banking industry, potential regulatory obligations, our entrance and expansion into other markets, our other business strategies and other statements that are not historical facts. Forward-looking statements are not guarantees of performance or results. When we use words like “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “could,” “should,” “would,” “will,” and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. These forward-looking statements involve risks and uncertainties and are based on our beliefs and assumptions, and on the information available to us at the time that these disclosures were prepared.

These forward-looking statements involve risks and uncertainties and may not be realized due to a variety of factors, including, but not limited to the following:

•	the effects of future economic conditions;

•	governmental monetary and fiscal policies, as well as legislative and regulatory changes;

•	the risks of changes in interest rates on the level and composition of deposits, loan demand and the values of loan collateral, securities and interest sensitive assets and liabilities;

•	the effects of the war on terrorism, and more specifically the United States led war in Iraq;

•	interest rate and credit risks;

•	the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone and the Internet;

•	the effect of any mergers, acquisitions or other transactions, including the Jackson Bank acquisition, to which we or our subsidiary may from time to time be a party, including, without limitation, our ability to successfully integrate any businesses that we acquire; and

•	the failure of assumptions underlying the establishment of reserves for possible loan losses.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this Cautionary Note. Our actual results may differ significantly from those we discuss in these forward-looking statements.

For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, please read the “Risk Factors” section of this prospectus beginning on page 13.

USE OF PROCEEDS

Our net proceeds from the sale of 4,500,000 shares of our common stock in this offering based on the public offering price of $10.00 per share will be approximately $41.1 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $47.3 million.

We intend to use approximately $35.5 million of the net proceeds of this offering to finance the acquisition of Jackson Bank. We will use the remaining net proceeds for general corporate purposes, which may include, among other things, our working capital needs and investments in our subsidiary bank to support our growth. Additionally, we may use a portion of the net proceeds to finance additional acquisitions. Although our growth strategy contemplates future acquisitions, we have no present agreements or definite plans relating to any acquisitions other than the acquisition of Jackson Bank, which we expect to complete during the third quarter of 2005.

Until we designate the use of the net proceeds, we will invest them temporarily in liquid short term securities. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors. From time to time, we may engage in additional capital financings as we determine to be appropriate based upon our needs and prevailing market conditions. These additional capital financings may include the sale of securities other than or in addition to common stock.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Prior to this offering, our common stock has not been traded on an established public trading market and quotations for our common stock were not reported on any market. As a result, there has been no regular market for our common stock, and the sales prices known to us do not necessarily reflect the price that would be paid for our common stock in an active market. Our shares are infrequently traded in private transactions, and such trades are not necessarily indicative of the value of such shares. We are aware of sporadic trades in 2004, each occurring at a split-adjusted price of $8.33 per share, and trades in 2005 at prices between $9.00 and $17.25 per share. Our common stock was recently approved for quotation on the Nasdaq National Market under the symbol “FSGI,” which we believe will substantially enhance the trading market for our common stock. See “Risk Factors—There is a limited market for shares of our common stock” on page 18. As of June 30, 2005, there were 12,734,060 shares of our common stock outstanding, held by approximately 1,535 holders of record.

Holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose. We have not paid any cash dividends to holders of our common stock in the past, and we currently do not intend to pay cash dividends in the foreseeable future.

If we decide to pay cash dividends, there are a number of restrictions on our ability to do so. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries. For a foreseeable period of time, our principal source of cash will be dividends paid by FSGBank with respect to its capital stock. There are certain restrictions on the payment of these dividends imposed by federal banking laws, regulations and authorities. See “Supervision and Regulation—Payment of Dividends” on page 94.

The declaration and payment of dividends on our common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our Board of Directors. As of June 30, 2005, an aggregate of approximately $11.6 million was available for payment of dividends by FSGBank to us under applicable regulatory restrictions, without regulatory approval. Regulatory authorities could impose administratively stricter limitations on the ability of FSGBank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements.

CAPITALIZATION

The following table shows our capitalization as of June 30, 2005. The table shows our capitalization on three bases: actual, as adjusted to give effect to the sale of 4,500,000 shares of our common stock at an offering price of $10.00 per share and pro forma as adjusted to give effect to the receipt of the net proceeds from the offering and the acquisition of Jackson Bank. The as adjusted capitalization assumes: the net proceeds from the offering, after deducting the estimated offering expenses payable by us, are approximately $41.1 million; and the underwriters’ over-allotment option is not exercised.

The following data should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Actual	As Adjusted	Pro Forma As Adjusted
	(Dollar amounts in thousands, except per share data)
Shareholders’ Equity:
Preferred stock, no par value; no shares authorized; no shares issued and outstanding	$—	$—	$—
Common stock; $0.01 par value; 20,000,000 shares authorized; 12,734,060 shares issued and outstanding; 17,234,060 shares issued and outstanding as adjusted.	88	119	119
Additional paid in capital	78,165	119,184	119,184
Retained earnings	11,263	11,263	11,263
Accumulated other comprehensive loss	(300)	(300)	(300)

Total shareholders’ equity	$89,216	$130,266	$130,266

Book value per share	$7.01	$7.56	$7.56

Capital Ratios:
Tier I capital to risk adjusted assets	10.5%	16.3%	12.1%
Total capital to risk adjusted assets	11.7%	17.5%	13.3%
Tier I capital to average tangible assets	9.3%	13.8%	10.1%

SELECTED CONSOLIDATED FINANCIAL DATA

Our selected consolidated financial data is presented below as of and for the six months ended June 30, 2005 and 2004 and as of and for the years ended December 31, 2000 through 2004. The selected consolidated financial data presented below as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, are derived from our audited financial statements and related notes included in this prospectus and should be read in conjunction with the consolidated financial statements and related notes, along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 27. The selected consolidated financial data as of December 31, 2002, 2001 and 2000 and for the two years ended December 31, 2001 and 2000 have been derived from our audited financial statements that are not included in this prospectus. Our selected consolidated financial data as of and for the six months ended June 30, 2005 and 2004 have not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with GAAP. Our results for the six months ended June 30, 2005 are not necessarily indicative of our results of operations that may be expected for the year ended December 31, 2005. The per share financial data presented below has been adjusted to give effect to the 12-for-10 stock split in the form of a stock dividend effected on December 22, 2004. Retroactive adjustments were also made to all per share data for the previous two stock splits: (1) 12-for-10 stock split in the form of a stock dividend effected on June 16, 2003 and (2) 13-for-10 stock split in the form of a stock dividend effected on April 15, 2001. Certain of the measures set forth below are non-GAAP financial measures under the rules and regulations promulgated by the SEC. For a discussion of management’s reasons to present such data and a reconciliation to GAAP, please see “GAAP Reconciliation and Management Explanation for Non-GAAP Financial Measures” on page 8.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Amounts in thousands, except per share amounts)

Income Statement Data:(1)
Gross interest income	$25,057	$17,041	$37,771	$31,554	$25,621	$20,793	$11,824
Gross interest expense	6,421	4,026	8,759	8,897	8,417	9,783	5,510
Net interest income	18,636	13,015	29,012	22,657	17,204	11,010	6,314
Provision for loan losses	1,986	1,350	3,399	2,122	1,948	2,496	811
Net interest income after provision for loan losses	16,650	11,665	25,613	20,535	15,256	8,514	5,503
Noninterest income	3,900	2,978	6,351	5,318	3,819	2,743	1,088
Noninterest expense(2),(3)	16,178	12,558	27,117	22,278	14,915	11,004	7,504
Income (loss) before income taxes(2),(3)	4,372	2,085	4,847	3,575	4,160	253	(913)
Income tax provision (benefit)	1,371	619	1,365	1,119	1,558	235	(347)
Income (loss) before extraordinary item(2),(3)	3,001	1,466	3,482	2,456	2,602	18	(566)
Extraordinary gain on business combination, net of tax(4)	—	—	785	—	—	—	—

Net income (loss)(2),(3)	$3,001	$1,466	$4,267	$2,456	$2,602	$18	$(566)

Per Common Share:(1),(5)
Net income (loss) before extraordinary items—basic	$0.24	$0.12	$0.28	$0.20	$0.28	$0.00	$(0.11)
Net income (loss) before amortization expense—basic	0.25	0.14	0.38	0.23	0.28	0.05	(0.06)
Net income (loss)—basic	0.24	0.12	0.34	0.20	0.28	0.00	(0.11)
Net income (loss) before extraordinary items—diluted	0.23	0.11	0.27	0.20	0.27	0.00	(0.11)
Net income (loss) before amortization expense—diluted	0.25	0.13	0.37	0.23	0.27	0.05	(0.06)
Net income (loss)—diluted	0.23	0.11	0.33	0.20	0.27	0.00	(0.11)
Cash dividends declared	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Book value	7.01	6.51	6.80	6.49	6.22	5.45	5.17
Tangible book value	5.83	5.30	5.60	5.25	5.44	4.59	4.05

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Amounts in thousands, except per share amounts)
Period End Balances:(1)
Loans	$623,986	$500,192	$592,357	$478,013	$348,582	$291,043	$152,913
Earning assets	746,862	591,015	702,985	575,996	436,774	328,330	177,461
Total assets	831,254	659,294	766,691	644,765	472,924	361,866	199,552
Deposits	708,008	551,515	640,526	540,304	384,483	293,877	162,514
Shareholders’ equity	89,216	82,733	86,445	82,438	67,933	39,265	30,594
Shares outstanding—basic(5)	12,734	12,705	12,705	12,702	10,914	7,205	5,912
Shares outstanding—diluted(5)	13,008	12,916	12,915	12,809	11,029	7,322	5,912

Average Balances:(1)
Loans	$611,720	$492,931	$514,479	$422,332	$311,774	$221,624	$107,483
Earning assets	725,955	589,380	610,585	530,777	384,483	254,739	132,377
Total assets	796,410	650,122	676,381	578,258	415,810	279,377	150,308
Deposits	672,566	542,799	559,695	475,103	337,198	233,007	114,239
Shareholders’ equity	86,758	83,439	83,630	78,284	56,039	33,292	30,754
Shares outstanding—basic(5)	12,727	12,704	12,705	12,190	9,415	6,270	5,912
Shares outstanding—diluted(5)	13,003	12,916	12,912	12,328	9,533	6,378	5,912

Performance Ratios:(1)
Return on average assets(6)	0.75%	0.45%	0.63%	0.42%	0.63%	0.01%	(0.38)%
Return on average equity(6)	6.92%	3.51%	5.10%	3.14%	4.64%	0.05%	(1.84)%
Return on average tangible assets(6)	0.77%	0.46%	0.65%	0.43%	0.64%	0.01%	(0.39)%
Return on average tangible equity(6)	8.38%	4.31%	6.24%	3.68%	5.33%	0.07%	(2.32)%
Net interest margin, taxable equivalent	5.20%	4.53%	4.83%	4.34%	4.53%	4.32%	4.77%
Efficiency ratio(7)	71.79%	78.52%	76.68%	79.64%	70.95%	76.50%	101.40%
Average loans to average deposits	90.95%	90.81%	91.92%	88.89%	92.46%	95.11%	94.09%

Capital Ratios:(1)
Average equity to average assets	10.89%	12.83%	12.36%	13.54%	13.48%	11.92%	20.46%
Average tangible equity to average tangible assets	9.17%	10.72%	10.34%	11.78%	11.95%	9.84%	16.96%
Dividend payout ratio	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Tier I capital to risk adjusted assets	10.48%	12.71%	11.21%	13.11%	16.38%	10.98%	13.94%
Total capital to risk adjusted assets	11.73%	13.75%	12.46%	14.26%	17.64%	12.23%	15.12%
Tier I capital to average tangible assets	9.34%	10.63%	9.86%	11.01%	12.57%	9.88%	12.83%

Asset Quality Ratios:(1)
Nonperforming assets to total assets(8)	0.48%	0.67%	0.59%	0.45%	0.16%	0.17%	0.06%
Loan loss reserve to nonperforming assets(8)	228.84%	126.53%	182.56%	200.03%	709.26%	708.26%	1765.45%
Net loans charged-off to average loans(6)	0.37%	0.64%	0.57%	0.63%	0.25%	0.28%	0.02%
Provision for loan loss to average loans(6)	0.65%	0.55%	0.66%	0.50%	0.62%	1.13%	0.75%
Allowance for loan losses to total loans	1.47%	1.12%	1.40%	1.22%	1.54%	1.31%	1.27%

(1)	Data includes our consolidated financial statements, including the following from their date of acquisition: First State Bank in July 2002; Premier National Bank in March 2003; National Bank of Commerce’s branch offices located in Madisonville, Sweetwater and Tellico Plains, Tennessee in December 2003 and Kenesaw Leasing and J&S Leasing in October 2004.

(2)	Includes goodwill amortization of $481 thousand and $443 thousand in 2001 and 2000, respectively. Effective January 1, 2002, we adopted the provisions of SFAS No. 142 which requires that goodwill no longer be amortized and instead be tested for impairment at least annually.

(3)	Includes amortization expense of $317 thousand, $425 thousand, $797 thousand, $550 thousand, and $102 thousand for core deposit intangibles for the six months ended June 30, 2005 and 2004, and for the years ended December 31, 2004, 2003 and 2002, respectively. Core deposit intangibles represent premiums paid for acquisitions of core deposits and are amortized on an accelerated basis over 10 years. Also includes $25 thousand and $8 thousand for licensing fee amortization for the six months ended June 30, 2005 and for the twelve months ended December 31, 2004, respectively.

(4)	The extraordinary gain was recognized in conjunction with our acquisition of Kenesaw Leasing and J&S Leasing effective October 1, 2004.

(5)	Retroactive adjustments for all per share data have been made for the following stock splits made in the form of a stock dividend:

•	a 12-for-10 stock split on December 22, 2004;

•	a 12-for-10 stock split on June 16, 2003; and

•	a 13-for-10 stock split on April 15, 2001.

(6)	Annualized for the six-month periods ended June 30, 2005 and 2004.

(7)	Noninterest expense divided by the sum of net interest income and noninterest income.

(8)	Nonperforming assets include nonaccrual loans, accruing loans contractually past due 90 days or more and repossessed other real estate for sale.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data” and our financial statements and notes included in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed in this prospectus.

All per share data has been retroactively adjusted for the 12-for-10 stock split in the form of a stock dividend effected on December 22, 2004. As a result of the split, the par value for accounting purposes has been adjusted from $0.0083 to $0.0069 per share; however, we have rounded the par value to $0.01 per share for presentation purposes. Retroactive adjustments were also made to all per share data for the previous two stock splits: (1) 12-for-10 stock split in the form of a stock dividend effected on June 16, 2003, which resulted in the par value decreasing to $0.0083 from $0.01 for accounting purposes and (2) 13-for-10 stock split in the form of a stock dividend effected on April 15, 2001.

Overview

As of June 30, 2005, we had total consolidated assets of approximately $831.3 million, total loans of approximately $624.0 million, total deposits of approximately $708.0 million and shareholders’ equity of approximately $89.2 million. Net income for the three months ended June 30, 2005, was approximately $1.9 million, or $0.15 per share (basic and diluted), compared to net income of $816 thousand, or $0.06 per share (basic and diluted), for the comparative period ended in 2004. Net income for the six months ended June 30, 2005, was $3.0 million, or $0.24 and $0.23 per basic and diluted share, respectively, compared to net income of $1.5 million, or $0.12 and $0.11 per basic and diluted share, respectively for the comparative period in 2004. Net interest income and noninterest income for the six month period increased by $6.5 million, collectively, while noninterest expense, including provision for loan losses, increased by $4.3 million. Income increases outpaced expense increases as a result of the additional earning assets acquired through our acquisition and branching activity during 2004 and the first half of 2005.

As of December 31, 2004, we had total consolidated assets of approximately $766.7 million, total loans of approximately $592.4 million, total deposits of approximately $640.5 million and shareholders’ equity of approximately $86.4 million. In 2004, our net income, after recognizing an extraordinary gain of approximately $785 thousand (net of tax), was approximately $4.3 million, resulting in basic and diluted net income of $0.34 and $0.33 per share, respectively.

We believe that our net income will continue to improve throughout 2005 as a result of our proposed acquisition of Jackson Bank, our above-average net interest margin and our anticipated growth through branching and marketing efforts in 2005. Following this offering and the acquisition of Jackson Bank, we anticipate that our total assets will exceed $1 billion.

Effect of Pending Business Acquisitions

On May 12, 2005, we entered into an agreement to acquire Jackson Bank, a Tennessee state bank located in Gainesboro, Tennessee. At June 30, 2005, Jackson Bank had total consolidated assets of approximately $169.7 million, total consolidated deposits of approximately $139.2 million, total consolidated net loans of approximately $109.0 million and total consolidated shareholders’ equity of approximately $17.9 million. The acquisition of Jackson Bank is expected to be completed in the third quarter of 2005. Accordingly, the results of operations included in this prospectus do not include the results of operations of Jackson Bank.

Critical Accounting Policies

Our accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. Critical accounting policies include the initial adoption of an accounting policy that has a material impact on our financial presentation as well as accounting estimates reflected in our financial statements that require us to make estimates and assumptions about matters that were highly uncertain at the time. Disclosure about critical estimates is required if different estimates that we reasonably could have used in the current period would have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. Accounting policies related to the allowance for loan losses and the impairment of goodwill and other intangible assets each represent a critical accounting estimate.

The allowance for loan losses is established and maintained at levels management deems adequate to absorb possible credit losses inherent in the portfolio as of the balance sheet date. The level is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect a borrower’s ability to repay, underlying estimated values of collateral securing loans, current economic conditions and other factors. Should any of these factors change, the estimate of credit losses in the loan portfolio and the related allowance would also change.

SFAS No. 142 prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of SFAS No. 142 discontinue the amortization of goodwill and intangible assets with indefinite lives. Instead, these assets are subject to at least an annual impairment review and more frequently if certain impairment indicators are in evidence. Changes in the estimates and assumptions used to evaluate impairment may have a material impact on the Company’s consolidated financial statements, results of operations or liquidity.

THREE AND SIX MONTHS ENDED JUNE 30, 2005

Results of Operations

The following table summarizes components of income and expense and the changes in those components for the three and six month periods ended June 30, 2005 as compared to the same periods in 2004.

Condensed Consolidated Statements of Income

	For the Three Months Ended June 30, 2005	Change from the Prior Year		For the Six Months Ended June 30, 2005	Change from the Prior Year
		Amount	%		Amount	%
	(Dollar amounts in thousands)
Gross interest income	$13,025	$4,534	53.4%	$25,057	$8,016	47.0%
Gross interest expense	3,434	1,442	72.4%	6,421	2,395	59.5%

Net interest income	9,591	3,092	47.6%	18,636	5,621	43.2%
Provision for loan losses	843	168	24.9%	1,986	636	47.1%

Net interest income after provision for loan losses	8,748	2,924	50.2%	16,650	4,985	42.7%
Noninterest income	2,237	565	33.8%	3,900	922	31.0%
Noninterest expense	8,212	1,881	29.7%	16,178	3,620	28.8%

Income before income taxes	2,773	1,608	138.0%	4,372	2,287	109.7%
Income tax provision	878	529	151.6%	1,371	752	121.5%

Net income	$1,895	$1,079	132.2%	$3,001	$1,535	104.7%

Net Interest Income

Net interest income (the difference between the interest earned on assets, such as loans and investment securities, and the interest paid on liabilities, such as deposits and other borrowings) is our primary source of operating income. For the three months ended June 30, 2005, net interest income increased by $3.1 million, or 47.6%, to $9.6 million for the second quarter of 2005, compared to $6.5 million for the same period a year ago. For the six months ended June 30, 2005, net interest income increased by $5.6 million, or 43.2%, to $18.6 million, compared to $13.0 million for the same period in 2004.

We monitor and evaluate the effect of certain risks on our earnings and seek balance between the risks assumed and returns sought. Some of these risks include interest rate risk, credit risk and liquidity risk.

The level of net interest income is determined primarily by the average balances (volume) of interest earning assets and the various rate spreads between our interest-earning assets and our funding sources. Changes in net interest income from period to period result from increases or decreases in the volume of interest-earning assets and interest bearing liabilities, increases or decreases in the average interest rates earned and paid on such assets and liabilities, the ability to manage the interest-earning asset portfolio (which includes loans), and the availability of particular sources of funds, such as noninterest bearing deposits.

Interest income for the second quarter of 2005 was $13.0 million, a 53.4% increase as compared to the same period in 2004. Interest income for the six month period ended June 30, 2005 was $25.1 million, a 47.0% increase as compared to the same period in 2004. The increases for the three and six months ended June 30, 2005 are primarily due to increases in our average earning assets of $142.6 million, or 24.0%, and $136.6 million, or 23.2%, respectively, as compared to the same periods in 2004. Our earning assets have increased on a comparative basis primarily due to our deposit gathering activities, including the issuance of $40.6 million of brokered certificates of deposit (brokered CDs). Deposits raised were used to fund or acquire earning assets, including our acquisition of Kenesaw Leasing and J&S Leasing in the fourth quarter of 2004. These additional earning assets have enabled us to earn more interest income.

Supplementing the additional earnings from increased volumes was the increase in yield on earning assets. The tax equivalent yield on earning assets increased 125 basis points for the quarter ended June 30, 2005 to 7.09% from 5.84% for the same period in 2004. The changes in the yield relate to our changing the mix of earning assets from lower yielding assets such as federal funds sold to higher yielding loans and investment securities combined with the Federal Reserve Board increasing the federal funds rate and the discount rate in 2004 and the first half of 2005, which resulted in increases to our lending rates.

Total interest expense was $3.4 million in the second quarter of 2005, or 72.4% higher, as compared to the same period in 2004. For the six months ended June 30, 2005, interest expense was $6.4 million, or 59.5% higher, as compared to the same period in 2004. The increase in interest expense for the three and six months ended June 30, 2005 is primarily due to the additional volume of interest bearing liabilities. Average interest bearing liabilities increased $121.4 million, or 26.1%, and $114.6 million, or 24.8%, for the three and six months ended June 30, 2005, respectively, compared to the same periods in 2004. The significant increase in interest bearing liabilities was due to our market penetration and the issuance of brokered CDs. The average rate paid on interest bearing liabilities increased 63 basis points to 2.35% from 1.72% for the three months ended June 30, 2005 and 2004, respectively, and 50 basis points to 2.25% from 1.75% for the six months ended June 30, 2005 and 2004, respectively. The increase is the result of the Federal Reserve Board rate increase initiative and our issuance of higher-cost brokered CDs.

The banking industry uses two key ratios to measure profitability of net interest income: net interest rate spread and net interest margin. The net interest rate spread measures the difference between the average yield on earning assets and the average rate paid on interest bearing liabilities. The net interest rate spread does not consider the impact of noninterest bearing deposits and gives a direct perspective on the effect of market interest rate movements. The net interest margin is defined as net interest income as a percentage of total average earning assets and takes into account the positive effects of investing noninterest bearing deposits in earning assets.

Our net interest rate spread (on a tax equivalent basis) was 4.74% for the quarter ended June 30, 2005, compared to 4.12% for the same period in 2004. Net interest margin (on a tax equivalent basis) was 5.22% for the quarter ended June 30, 2005, compared to 4.49% for the same period in 2004. For the six months ended June 30, 2005, our net interest spread and net interest margin were 4.73% and 5.20%, compared to 4.16% and 4.53% for the same period in 2004. The increased net interest margin is the result of (1) our earning assets repricing faster than our interest bearing liabilities in an increasing interest rate environment, (2) changes in the mix of our earning assets (we invested federal funds sold in higher yielding assets such as loans and investment securities) and (3) the acquisition of Kenesaw Leasing and J&S Leasing in the fourth quarter of 2004. Average interest bearing liabilities as a percentage of average earning assets was 79.4% for the quarter ended June 30, 2005, compared to 78.1% for the same period in 2004. For the six months ended June 30, 2005, average interest bearing liabilities as a percentage of average earning assets was 79.4%, compared to 78.4% for the same period in 2004.

In 2005, the Federal Reserve Board has raised its target federal funds rate by 125 basis points to 3.50%. Throughout 2005, we believe our net interest margin will remain relatively stable due to anticipated Federal Reserve Board target federal funds rate increases. However, our net interest margin could decline due to increasing competitive deposit pricing pressure from the ten increases in interest rates by the Federal Reserve Board.

The following table summarizes net interest income and average yields and rates paid for the quarters ended June 30, 2005 and 2004.

Average Consolidated Balance Sheets and Net Interest Analysis Fully Tax Equivalent Basis

	For the Three Months Ended June 30,
	2005			2004
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollar amounts in thousands)
Assets
Earning assets:
Loans, net of unearned income	$620,185	$11,758	7.60%	$499,251	$7,726	6.22%
Investment securities	111,019	1,228	4.44%	87,614	875	4.02%
Other earning assets	6,460	50	3.10%	8,164	37	1.82%

Total earning assets	737,664	13,036	7.09%	595,029	8,638	5.84%

Allowance for loan losses	(9,045)			(5,673)
Intangible assets	15,019			15,318
Cash & due from banks	21,113			21,892
Premises & equipment	25,884			25,289
Other assets	22,537			4,971

Total assets	$813,172			$656,826

Liabilities and shareholders’ equity
Interest bearing liabilities:
NOW accounts	$59,412	96	0.65%	$52,799	46	0.35%
Money market accounts	115,613	465	1.61%	99,452	233	0.94%
Savings deposits	32,428	37	0.46%	33,023	26	0.32%
Time deposits < $100	161,680	1,163	2.89%	164,216	999	2.45%
Time deposits > $100	112,551	871	3.10%	92,440	584	2.54%
Brokered CDs	85,465	726	3.41%	1,998	23	4.63%
Federal funds purchased	2,436	21	3.46%	3,664	13	1.43%
Repurchase agreements	14,127	28	0.79%	12,672	20	0.63%
Other borrowings	2,145	27	5.05%	4,200	48	4.60%

Total interest bearing liabilities	585,857	3,434	2.35%	464,464	1,992	1.72%

Net interest spread		$9,602	4.74%		$6,646	4.12%

Noninterest bearing demand deposits	125,888			105,507
Accrued expenses and other liabilities	12,968			3,381
Shareholders’ equity	88,982			83,443
Unrealized gain on securities	(523)			31

Total liabilities and shareholders’ equity	$813,172			$656,826

Impact of noninterest bearing sources and other changes in balance sheet composition			0.48%			0.37%

Net interest margin			5.22%			4.49%

The following table presents the relative impact on net interest income to changes in the average outstanding balances (volume) of earning assets and interest bearing liabilities and the rates earned and paid by us on such assets and liabilities. Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amount of the change in each category.

Change in Interest Income and Expenses on Tax Equivalent Basis

For the Three Months Ended June 30, 2005 Compared to 2004

	Increase (Decrease) in Interest Income and Expense Due to Changes in:
	Volume	Rate	Total
	(Dollar amounts in thousands)
Interest earning assets:
Loans, net of unearned income	$2,293	$1,739	$4,032
Investment securities	259	94	353
Other earning assets	(13)	26	13

Total earning assets	2,539	1,859	4,398

Interest bearing liabilities:
NOW accounts	11	39	50
Money market accounts	65	167	232
Savings deposits	(1)	12	11
Time deposits < $100	(18)	182	164
Time deposits > $100	156	131	287
Brokered CDs	709	(6)	703
Federal funds purchased	(11)	19	8
Repurchase agreements	3	5	8
Other borrowings	(26)	5	(21)

Total interest bearing liabilities	888	554	1,442

Increase in net interest income	$1,651	$1,305	$2,956

Average Consolidated Balance Sheets and Net Interest Analysis Fully Tax Equivalent Basis

	For the Six Months Ended June 30,
	2005			2004
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollar amounts in thousands)
Assets
Earning assets:
Loans, net of unearned income	$611,720	$22,684	7.48%	$492,931	$15,486	6.32%
Investment securities	109,661	2,388	4.39%	87,301	1,720	3.96%
Other earning assets	4,574	65	2.87%	9,148	105	2.31%

Total earning assets	725,955	25,137	6.98%	589,380	17,311	5.91%

Allowance for loan losses	(8,833)			(5,743)
Intangible assets	15,103			15,409
Cash & due from banks	19,985			21,077
Premises & equipment	26,056			25,088
Other assets	18,144			4,911

Total assets	$796,410			$650,122

Liabilities and shareholders’ equity
Interest bearing liabilities:
NOW accounts	$57,333	153	0.54%	$51,478	87	0.34%
Money market accounts	113,787	861	1.53%	98,493	456	0.93%
Savings deposits	32,455	69	0.43%	32,365	58	0.36%
Time deposits < $100	160,028	2,189	2.76%	164,318	2,017	2.47%
Time deposits > $100	110,661	1,635	2.98%	92,772	1,191	2.58%
Brokered CDs	77,904	1,283	3.32%	2,119	49	4.65%
Federal funds purchased	8,536	122	2.88%	4,339	31	1.44%
Repurchase agreements	13,802	52	0.76%	12,049	38	0.63%
Other borrowings	2,260	57	5.09%	4,283	99	4.65%

Total interest bearing liabilities	576,766	6,421	2.25%	462,216	4,026	1.75%

Net interest spread		$18,716	4.73%		$13,285	4.16%

Noninterest bearing demand deposits	120,398			101,254
Accrued expenses and other liabilities	12,488			3,213
Shareholders’ equity	87,003			83,143
Unrealized gain on securities	(245)			296

Total liabilities and shareholders’ equity	$796,410			$650,122

Impact of noninterest bearing sources and other changes in balance sheet composition			0.47%			0.37%

Net interest margin			5.20%			4.53%

Change in Interest Income and Expenses on Tax Equivalent Basis

For the Six Months Ended June 30, 2005 Compared to 2004

	Increase (Decrease) in Interest Income and Expense Due to Changes in:
	Volume	Rate	Total
	(Dollar amounts in thousands)
Interest earning assets:
Loans, net of unearned income	$4,405	$2,793	$7,198
Investment securities	487	181	668
Other earning assets	(65)	25	(40)

Total earning assets	4,827	2,999	7,826

Interest bearing liabilities:
NOW accounts	16	50	66
Money market accounts	116	289	405
Savings deposits	—	11	11
Time deposits < $100	(59)	231	172
Time deposits > $100	264	180	444
Brokered CDs	1,248	(14)	1,234
Federal funds purchased	60	31	91
Repurchase agreements	7	7	14
Other borrowings	(51)	9	(42)

Total interest bearing liabilities	1,601	794	2,395

Increase in net interest income	$3,226	$2,205	$5,431

Provision for Loan Losses

The provision for loan losses charged to operations during the three months ended June 30, 2005 was $843 thousand, compared to $675 thousand in the same period of 2004. Net charge-offs for the second quarter of 2005 were $543 thousand, compared to net charge-offs of $722 thousand for the same period in 2004. The provision for the six months ended June 30, 2005 and 2004 was $2.0 million and $1.4 million, respectively. Net charge-offs for the six months ended June 30, 2005 and 2004 were $1.1 million and $1.6 million, respectively. Annualized net charge-offs as a percentage of average loans were 0.35% for the three months ended June 30, 2005, compared to 0.58% for the same period in 2004. Annualized net charge-offs as a percentage of average loans were 0.37% for the six months ended June 30, 2005, compared to 0.64% for the same period in 2004.

We increased the provision for loan losses in the first six months of 2005 relative to 2004 as a result of our analysis of inherent risks in the loan portfolio in relation to the portfolio’s growth, the level of past due, charged-off, classified and nonperforming loans, as well as general economic conditions. For the six months ended June 30, 2005, our loan portfolio increased by $31.6 million, compared to $22.2 million in the same period in 2004. Year-over-year, the loan portfolio increased by $123.8 million from June 30, 2004 to June 30, 2005. During the fourth quarter of 2004, we acquired approximately $60.6 million in leases in the acquisition of Kenesaw Leasing and J&S Leasing. Excluding maturities, prepayments and payoffs of the purchased loans, our organic loan growth for the twelve months ended June 30, 2005, as compared to the same period in 2004, was approximately $63.2 million as a result of the marketing efforts of our loan officers.

The allowance for loan losses reflects management’s assessment and estimate of the risks associated with extending credit and its evaluation of the quality of the loan portfolio. We regularly analyze our loan portfolio in an effort to establish an allowance for loan losses that we believe will be adequate in light of anticipated risks and loan losses. In assessing the adequacy of the allowance, we review the size, quality and risk of loans in the portfolio. We also consider such factors as:

•	our loan loss experience;

•	specific known risks;

•	the status and amount of past due and nonperforming assets;

•	underlying estimated values of collateral securing loans;

•	current and anticipated economic conditions; and

•	other factors which management believes affect the allowance for potential credit losses.

An analysis of the credit quality of the loan portfolio and the adequacy of the allowance for loan losses is prepared by our credit administration department and presented to our Board of Directors or the loan committee on at least a quarterly basis. In addition, our loan review department performs a regular review of the quality of the loan portfolio and adequacy of the allowance. Based on our analysis, which includes risk factors such as charge-off rates, past dues and loan growth, we may determine that our future provision expense needs to increase or decrease in order for us to remain adequately reserved to absorb possible credit losses. As of March 31, 2005, our analysis indicated that our credit quality was improving, and as such management reduced the monthly provision expense by $100 thousand during the second quarter of 2005. Our June 30, 2005 analysis reflected continued improvement in our credit quality. As a result, management believes that it may be appropriate to reduce the monthly provision expense by $50 thousand per month. Management will re-analyze the allowance for loan losses and adjust the provision expense accordingly at September 30, 2005, or sooner if necessary.

Our allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses, compared to a group of peer banks identified by the regulators. During their routine examinations of FSGBank, the regulators may require us to make additional provisions to our allowance for loan losses when, in the opinion of the regulators, their credit evaluations and allowance for loan loss methodology differ materially from ours.

While it is our policy to charge-off in the current period loans for which a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management’s judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

Noninterest Income

Noninterest income totaled $2.2 million for the second quarter of this year, an increase of $565 thousand, or 33.8%, from the same period in 2004. For the six months ended June 30, 2005, noninterest income totaled $3.9 million, an increase of $922 thousand, or 31.0%, from the same period in 2004. The following table presents the components of noninterest income for the three and six months ended June 30, 2005 and 2004. We believe that our deposit related noninterest income will continue to improve throughout the remainder of 2005, but mortgage loan fee income may decrease due to declining mortgage originations resulting from increases in the 15- and 30- year mortgage interest rates.

Noninterest Income

	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004	Percent Change	2005	2004	Percent Change
	(Dollar amounts in thousands)
NSF fees	$727	$793	-8.3%	$1,400	$1,316	6.4%
Service charges on deposit accounts	236	247	-4.5%	466	495	-5.9%
Mortgage loan and related fees	382	396	-3.5%	728	643	13.2%
Net gain on sales of available for sale securities	—	—	N/A	—	84	-100.0%
Other income	892	236	278.0%	1,306	440	196.8%

Total noninterest income	$2,237	$1,672	33.8%	$3,900	$2,978	31.0%

One of the largest sources of noninterest income for us is service charges and fees on deposit accounts. Total service charges, including non-sufficient funds (NSF) fees, were $963 thousand for the second quarter of 2005, a decrease of $77 thousand, or 7.4%, from the same period in 2004. For the six months ended June 30, 2005, total service charges, including NSF fees, were $1.9 million, an increase of $55 thousand, or 3.0% from the same period in 2004. During 2004, we implemented a “bounce protection” program for our customers. Bounce protection is an overdraft product that pays our customers’ non-sufficient fund checks (to a predetermined limit) for a fee. This program and our growing deposit base resulted in an increase in NSF fee income for the six months ended June 30, 2005. Effective January 1, 2005, we decreased the amount of time that we may hold an overdraft prior to charging it off from 60 days to 45 days in order to begin more aggressive recovery efforts earlier in the process. As a result of this change, we experienced a decrease in the second quarter of 2005 compared to 2004 in our net overdraft charge-offs, as well as earnings on NSF fees from non-sufficient fund items that would have been presented from the 46th day to the 60th day. Service charges on deposit accounts decreased for the three and six month periods ending June 30, 2005 due to (1) an increase in the average balance of checking and savings accounts thus decreasing the amount of service charges assessed to the customer, (2) an increase in “free checking” due to competitive pressures and (3) a reduction in commercial account analysis charges due to increases in the crediting rate which often occur in a rising interest rate environment.

Mortgage loan and related fees for the second quarter of 2005 decreased $14 thousand, or 3.5% to $382 thousand, compared to $396 thousand in the second quarter of 2004. The mortgage origination volume for the quarters ended June 30, 2005 and 2004 was $11.4 million and $13.9 million, respectively. For the six months ended June 30, 2005, mortgage loan and related fees increased $85 thousand, or 13.2% to $728 thousand from $643 thousand for the same period in 2004. The mortgage origination volume for the six months ended June 30, 2005 and 2004 was $35.0 million and $28.8 million, respectively.

Other income for the three and six months ended June 30, 2005 was $892 thousand and $1.3 million, respectively, compared to $236 thousand and $440 thousand, respectively, for the same periods in 2004. The components of other income primarily consist of point-of-sale fees on debit cards, credit card fee income, ATM fee income, gains on sales of other real estate and repossessions, safe deposit box fee income, trust fee income and underwriting revenue. The majority of the increase in other income on both a quarterly and year-to-date basis relates to gains on sales of other real estate and repossessions, combined with underwriting revenue generated by our reinsurance activities.

Noninterest Expense

Noninterest expense for the second quarter of 2005 increased $1.9 million, or 29.7%, to $8.2 million, compared to $6.3 million for the same period in 2004. For the six months ended June 30, 2005, noninterest expense increased $3.6 million, or 28.8%, to $16.2 million, compared to $12.6 million for the same period in 2004. Unless indicated otherwise in the discussion below, we anticipate increases in noninterest expense throughout 2005 as a result of our branching activities. The following table represents the components of noninterest expense for the three and six months ended June 30, 2005 and 2004.

Noninterest Expense

	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004	Percent Change	2005	2004	Percent Change
	(Dollar amounts in thousands)
Salaries & benefits	$4,586	$3,463	32.4%	$9,161	$6,893	32.9%
Occupancy	621	492	26.2%	1,267	948	33.6%
Furniture and equipment	707	547	29.3%	1,380	1,027	34.4%
Professional fees	303	266	13.9%	616	489	26.0%
Data processing	278	309	-10.0%	553	599	-7.7%
Printing & supplies	120	153	-21.6%	234	321	-27.1%
Communications	142	122	16.4%	290	229	26.6%
Advertising	167	124	34.7%	317	235	34.9%
Intangible asset amortization	160	196	-18.4%	342	425	-19.5%
Other expense	1,128	659	71.2%	2,018	1,392	45.0%

Total noninterest expense	$8,212	$6,331	29.7%	$16,178	$12,558	28.8%

Salaries and benefits increased 32.4% and 32.9%, respectively for the three and six months ended June 30, 2005, as compared to the same periods in 2004. The increase in salaries and benefits is related to staff additions to accommodate our growth, as well as the acquisition of the leasing companies in the fourth quarter of 2004, which added approximately $375 thousand and $721 thousand in salaries and benefits on a three and six month basis, respectively in 2005. As of June 30, 2005, we had 319 full time equivalent employees and operated 30 full service banking offices and four loan and lease production offices. We anticipate opening three branches during 2005 and have budgeted to open two additional branches if we are able to identify and acquire or lease suitable locations. Effective June 30, 2005, our application to open a new branch in Cleveland, Bradley County, Tennessee was approved and we have subsequently secured a lease for the new branch which will be located at 301 Keith Street, Cleveland, Tennessee. We also filed an application on June 29, 2005 to open a branch in Varnell, Catoosa County, Georgia, which we expect to be approved by the first of August 2005. Additionally, we anticipate renovating our new corporate headquarters building located at 531 Broad Street, Chattanooga, Tennessee. We will most likely occupy the new headquarters in the later part of 2005 or early 2006.

Occupancy expense increased 26.2% and 33.6%, respectively for the three and six months ended June 30, 2005, as compared to the same periods in 2004. The increase on a three and six month basis for 2005 as compared to 2004 was due to our opening six de novo branches (three subsequent to June 30, 2004) and assuming three facility leases through our acquisition of Kenesaw Leasing and J&S Leasing. As of June 30, 2005, we leased 11 facilities and the land for four additional branches. As a result, occupancy expense is higher than if we owned these facilities, including the real estate, but conversely, we have been able to deploy the capital into earning assets rather than capital expenditures for facilities.

Similar to occupancy expense, furniture and equipment expense, communications expense and advertising expense increased on a three and six month basis in 2005 compared to 2004 due to adding six new branches and the acquisition of the leasing companies.

Professional fees increased 13.9% and 26.0%, respectively for the three and six months ended June 30, 2005, as compared to the same periods in 2004. Professional fees include fees related to outsourcing internal audit, loan review, compliance and information technology audits to Professional Bank Services, as well as external audit (including testing under Section 404 of the Sarbanes-Oxley Act of 2002) and tax services and legal and accounting advice related to, among other things, potential acquisitions, investment securities, trademarks and intangible properties.

Data processing fees declined on a three and six month basis in 2005, as compared to 2004, primarily due to the conversion in the third quarter of 2004 of our four banking regions into one data processing system.

Intangible asset amortization expense decreased 18.4% and 19.5%, respectively for the three and six months ended June 30, 2005, as compared to the same periods in 2004. The decline in amortization expense is due to core deposit intangible assets amortizing on an accelerated basis in which the expense recognized declines over the estimated useful life of the assets, which is 10 years. In the fourth quarter of 2004, we added a new amortizing intangible asset associated with the purchase of license fee agreements related to operating Primer Banco Seguro branches within our market. These license fee agreements are amortized on a straight-line basis over a period of 10 years.

Other expense increased 71.2% and 45.0% for the three and six months ended June 30, 2005, as compared to the same periods in 2004. The increase is primarily a function of our increased branching activities and underwriting expense related to our reinsurance activities.

Income Taxes

We recorded income tax expense of $878 thousand for the second quarter of 2005, compared to $349 thousand for the same period in 2004. Our effective tax rate for the three months ended June 30, 2005 and 2004, was 31.7% and 30.0%, respectively. For the six months ended June 30, 2005, we recorded income tax expense of $1.4 million, compared to $619 thousand for the same period in 2004. Our effective tax rate for the six months ended June 30, 2005 and 2004 was 31.4% and 30.0%, respectively.

Statement of Financial Condition

Our total assets were $831.3 million at June 30, 2005, $766.7 million at December 31, 2004 and $659.3 million at June 30, 2004. Our asset growth is primarily funded by our deposit growth and retained earnings. For the twelve and six months ended June 30, 2005, we grew our deposits through aggressive marketing for core deposits and through the issuance of brokered CDs, which were invested in interest earning assets and bank owned life insurance. Year-over-year, our earning assets grew primarily through loan originations and the acquisition of Kenesaw Leasing and J&S Leasing, which we funded by issuing brokered CDs.

Throughout 2005, we expect our assets to continue to grow as we plan to further leverage our existing banking branches, open from three to five de novo branches in markets not currently serviced by us, and actively pursue additional acquisitions of existing banks and bank branches.

Loans

As of June 30, 2005, total loans increased 5.3% from the year ended December 31, 2004 and were 24.7% greater at June 30, 2005 than at June 30, 2004. The quarter-to-quarter growth can be attributed to our acquisition of Kenesaw Leasing and J&S Leasing, our branching efforts and the lending efforts of our senior management lending team. We believe that general loan growth will remain strong in the near term, although rising market interest rates may reduce loan demand. Funding of future loan growth may be restricted by our ability to raise core deposits, although we will use alternative funding sources if necessary and cost effective. Loan growth may also be restricted by the necessity for us to maintain appropriate capital levels, as well as adequate liquidity.

Asset Quality

We consider our asset quality to be of primary importance. At June 30, 2005, our loan portfolio was 75.1% of total assets. At the beginning of 2003, we hired an experienced senior credit administration officer and an experienced senior loan review officer to oversee these respective areas. We took this action because of the size of our loan portfolio and its historical and future projected growth, as well as increases in our past due, classified and nonaccrual loans and the overall state of the economy at that time. During 2003, we established a credit administration and loan review process which has strengthened the monitoring, controlling and measuring of our credit risk. During 2004, we further improved our underwriting by standardizing credit analyses and developing a comprehensive credit policy. As a result, we have gained a better understanding of our asset quality, established better warning and early detection systems regarding our loans and developed a more comprehensive analysis of our allowance for loan losses. While our trend in nonaccrual loans is higher for the period ended June 30, 2005 as compared to year-end, the trend in loans 90 days past due is down. Furthermore, we remain below our peer group (as reported in the March 31, 2005 Uniform Bank Performance Report) on aggregated nonaccrual and 90-day past due loans as a percentage of gross loans.

The allowance for loan losses represents management’s estimate of an amount adequate in relation to the risk of losses inherent in the loan portfolio. We analyze the loan portfolio regularly to identify potential problems. We undertake this analysis in conjunction with the establishment of our allowance for loan losses to provide a basis for determining the adequacy of our loan loss reserves to absorb losses that we estimate might be experienced. Furthermore, our policy requires regularly scheduled problem-asset meetings in which past due and classified loans are thoroughly analyzed. These analyses are thoroughly reviewed by our credit administration group. In addition to these analyses of existing loans, management considers our loan growth, historical loan losses, past due and non-performing loans, current economic conditions, underlying loan collateral values and other factors which may affect possible loan losses.

For the six months ended June 30, 2005, net charge-offs were $1.1 million compared to net charge-offs of $1.6 million for the same period in 2004. Our annualized net charge-offs as a percentage of average loans were 0.37% for the six months ended June 30, 2005 compared to 0.64% for the same period in 2004. The following table presents an analysis of the changes in the allowance for loan losses for the six months ended June 30, 2005 and 2004.

Analysis of Changes in Allowance for Loan Losses

	For the Six Months Ended June 30,
	2005	2004
	(Dollar amounts in thousands)
Allowance for loan losses—
Beginning of period	$8,312	$5,827
Provision for loan losses	1,986	1,350

Sub-total	10,298	7,177

Charged-off loans:
Commercial—leases	575	—
Commercial—loans	305	1,229
Real estate—construction	31	—
Real estate—residential mortgage	132	21
Consumer and other	318	569

Total charged-off	1,361	1,819

Recoveries of charged-off loans:
Commercial—leases	15	—
Commercial—loans	24	192
Real estate—construction	—	—
Real estate—residential mortgage	76	—
Consumer	113	44

Total recoveries	228	236

Net charged-off loans	1,133	1,583

Allowance for loan losses—end of period	$9,165	$5,594

As a percentage of year-to-date average loans:
Net loans charged-off (annualized)	0.37%	0.64%
Provision for loan losses (annualized)	0.65%	0.55%

The following table presents the allocation of the allowance for loan losses for each respective loan category with the corresponding percent of loans in each category to total loans. The comprehensive allowance analysis developed by our credit administration group enables us to allocate the allowance based on risk elements within the portfolio and has resulted in a larger unallocated general reserve than we had previously determined in prior years.

Allocation of the Allowance for Loan Losses

	As of June 30, 2005		As of June 30, 2004
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
	(Dollar amounts in thousands)
Commercial—leases	$1,992	10.1%	$—	—
Commercial—loans	3,304	18.9%	1,796	24.0%
Real estate-construction	503	15.1%	269	11.2%
Real estate—mortgage	1,997	45.1%	2,860	50.1%
Consumer	894	10.5%	652	14.7%
Unallocated	475	0.3%	17	—

Total	$9,165	100.0%	$5,594	100.0%

We believe that the allowance for loan losses at June 30, 2005 is sufficient to absorb losses inherent in the loan portfolio based on our assessment of the information available. Our assessment involves uncertainty and judgment; therefore, the adequacy of the allowance for loan losses cannot be determined with precision and may be subject to change in future periods. In addition, bank regulatory authorities, as part of their periodic examinations, may require additional charges to the provision for loan losses in future periods if the results of their reviews warrant additions to the allowance for loan losses. The unallocated reserve is available as a general reserve against the entire loan portfolio and is related to factors such as current economic conditions which are not directly associated with a specific loan category.

Nonperforming Assets

Nonperforming assets include nonaccrual loans, accruing loans contractually past due 90 days or more, restructured loans and other real estate under contract for sale. We place loans on nonaccrual status when we have concerns relating to our ability to collect the loan principal and interest, and generally when such loans are 90 days or more past due. Nonaccrual loans totaled $1.2 million at June 30, 2005, $985 thousand at December 31, 2004 and $1.8 million at June 30, 2004. The nonaccrual loans at June 30, 2005 included $732 thousand of commercial loans, $214 thousand of consumer loans and $280 thousand of real estate secured loans. There were no commitments to lend additional funds to customers with loans on nonaccrual status at June 30, 2005.

Loans 90 days past due and still accruing were $966 thousand at June 30, 2005, compared to $1.2 million at December 31, 2004 and $962 thousand at June 30, 2004. Of these past due loans at June 30, 2005, $349 thousand were secured by real estate, $401 thousand were commercial loans, $76 thousand were consumer loans and $140 thousand were leases.

At June 30, 2005, we owned other real estate in the amount of $1.8 million, compared to $2.3 million at December 31, 2004 and $1.6 million at June 30, 2004. Our other real estate consisted of $257 thousand in vacant land, $1,047 thousand in residential real estate and $509 thousand in nonfarm/nonresidential property. All of these properties have been written down to their respective fair values.

At June 30, 2005, we owned repossessed assets in the amount of $2.7 million, compared to $2.5 million at December 31, 2004 and $127 thousand at June 30, 2004. The increase in repossessed assets as compared to prior periods, is primarily due to the acquisition of Kenesaw Leasing and J&S Leasing in October 2004. At the time of repossession, these assets were written down to their respective fair values.

At June 30, 2005, nonperforming loans (nonaccrual loans and loans past due 90 days or more) were 0.35% of total outstanding loans compared to 0.52% for our peer group. The ratio of nonaccrual loans and loans 90 days past due to the allowance for loan losses was 23.92% compared to 43.16% for our peer group (as reported in the March 31, 2005 Uniform Bank Performance Report). The ratio of nonaccrual loans and loans 90 days past due to equity capital was 2.46% compared to 4.06% for our peer group. The ratio of nonaccrual loans, loans 90 days past due and other real estate owned to total loans and other real estate owned was 0.64%, compared to 0.65% for our peer group.

Investment Securities and Other Assets

The composition of our securities portfolio reflects our investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of income. Our securities portfolio also provides a balance to interest rate risk and credit risk in other categories of the balance sheet while providing a vehicle for investing available funds, furnishing liquidity and supplying securities to pledge as required collateral for certain deposits and borrowed funds. We use two categories to classify our securities: “held-to-maturity” or “available-for-sale.” Currently, none of our investments are classified as held to maturity. While we have no plans to liquidate a significant amount of any securities, the securities classified as available-for-sale may be used for liquidity purposes should management deem it to be in our best interest.

Securities totaled $112.9 million at June 30, 2005, $110.0 million at December 31, 2004 and $86.1 million at June 30, 2004. The growth in the securities portfolio year over year occurred as a result of our efforts to maintain a certain level of liquid assets in correlation to our overall asset growth. At June 30, 2005, the securities portfolio had unrealized net losses of approximately $300 thousand, net of tax. All investment securities purchased to date have been classified as available-for-sale. Our securities portfolio at June 30, 2005 consisted of tax-exempt municipal securities, taxable municipal securities, federal agency bonds, federal agency issued Real Estate Mortgage Investment Conduits (REMICs), federal agency issued pools and asset-backed securities and collateralized mortgage obligations (CMOs). The following table provides the amortized cost of our securities by their stated maturities (this maturity schedule excludes security prepayment and call features), as well as the tax equivalent yields for each maturity range.

Maturity of Investment Securities—Amortized Cost

	Less than One Year	One to Five Years	Five to Ten Years	More than Ten Years
	(Dollar amounts in thousands)
Municipal—tax exempt	$558	$3,037	$13,670	$11,068
Municipal—taxable	50	—	—	—
Agency bonds	1,620	26,481	—	—
Agency issued REMICS	4,495	25,804	—	—
Agency issued pools	160	15,733	7,633	1,096
Asset-backed & CMO	—	1,909	—	—

Total	$6,883	$72,964	$21,303	$12,164

Tax equivalent yield	3.89%	4.05%	5.09%	5.81%

We currently have the ability to hold our available-for-sale investment securities to maturity. However, should conditions change, we may sell unpledged securities. Our management considers the overall quality of the securities portfolio to be high. All securities held are traded in liquid markets, except for one bond. This $250 thousand investment is a Qualified Zone Academy Bond (within the meaning of Section 1379E of the Internal Revenue Code of 1986, as amended) issued by The Health, Educational and Housing Facility Board of the

County of Knox under the authority from the State of Tennessee (the Qualified Bond). As of June 30, 2005, we owned securities from issuers in which the aggregate amortized cost from such issuers exceeded 10% of our shareholders’ equity. As of June 30, 2005, the amortized cost and market value of the securities from each such issuer are as follows:

	Book Value	Market Value
	(Dollar amounts in thousands)
Fannie Mae	$20,915	$20,756
Federal Home Loan Mortgage Corporation	$50,896	$50,369
Federal Home Loan Bank of Cincinnati	$10,683	$10,652

At June 30, 2005, we had federal funds sold of $9.7 million, compared to none at December 31, 2004 and June 30, 2004. The increase in federal funds sold, as compared to year-end, is primarily due to our deposit growth exceeding our loan growth. As a result, we invested the excess deposits into federal funds sold based on our liquidity needs. As of June 30, 2005, we held $195 thousand in certificates of deposit at other FDIC insured financial institutions. At June 30, 2005, we held $17.7 million in bank owned life insurance, compared to $352 thousand and $345 thousand at December 31, 2004 and June 30, 2004, respectively.

Deposits and Other Borrowings

Deposits increased by 10.5% as of June 30, 2005 compared to December 31, 2004 and 28.4% compared to June 30, 2004 due to (1) our management team drawing customers away from other financial institutions, (2) our branching efforts and (3) our issuance of brokered CDs to fund loan growth and our acquisition of Kenesaw Leasing and J&S Leasing. We believe that by improving our branching network, we will provide more convenient opportunities for customers to bank with us, and thus improve our core deposit funding. For this reason, in 2005 we plan to open from three to five new branches. As a result of these future branches and the branches we opened in the past few years, we anticipate that our deposits will continue to increase throughout 2005.

Federal funds purchased and securities sold under agreements to repurchase were $18.4 million as of June 30, 2005 compared to $23.3 million and $17.2 million as of December 31, 2004 and June 30, 2004, respectively. The decrease in federal funds purchased and repurchase agreements, as compared to year-end, is primarily due to our deposit growth outpacing our loan growth resulting in excess funds which were used to pay off federal funds purchased.

The following table details the maturities and rates of our term borrowings from the Federal Home Loan Bank of Cincinnati (FHLB), as of June 30, 2005.

Borrow Date	Type	Principal	Term	Rate	Maturity
1/8/02	Fixed rate advance	$500,000	48 months	5.04%	1/6/06
1/10/02	Fixed rate advance	500,000	48 months	5.00%	1/10/06
1/15/02	Fixed rate advance	500,000	48 months	4.77%	1/13/06
1/17/02	Fixed rate advance	500,000	48 months	4.90%	1/17/06

		$2,000,000

Composite rate	4.93%

Liquidity

Liquidity refers to our ability to adjust our future cash flows to meet the needs of our daily operations. We primarily rely on management fees from FSGBank to fund our daily operations’ liquidity needs. Our cash balance on deposit with FSGBank, which totaled approximately $3.8 million as of June 30, 2005, is available for funding activities for which FSGBank would not receive direct benefit, such as acquisition due diligence, shareholder relations and holding company reporting and operations. These funds should adequately meet our cash flow needs. If we determine that our cash flow needs will be satisfactorily met, we may deploy a portion of the funds into FSGBank or use them in an acquisition in order to support continued growth.

The liquidity of FSGBank refers to the ability or financial flexibility to adjust its future cash flows to meet the needs of depositors and borrowers and to fund operations on a timely and cost effective basis. The primary sources of funds for FSGBank are cash generated by repayments of outstanding loans, interest payments on loans and new deposits. Additional liquidity is available from the maturity and earnings on securities and liquid assets, as well as the ability to liquidate securities available-for-sale.

At June 30, 2005, our consolidated liquidity ratio (defined as cash, due from banks, federal funds sold and investment securities less securities pledged to secure liabilities divided by short-term funding liabilities less liabilities secured by pledged securities) was 18.4% (excluding anticipated loan repayments). As of December 31, 2004 and June 30, 2004, the liquidity ratios were 16.4% and 17.0% respectively.

FSGBank is a member of the FHLB and has attained borrowing capability secured by a blanket lien on its 1-4 family residential mortgage loan portfolio, as well as its commercial real estate loan portfolio. As of June 30, 2005, the outstanding term debt in FHLB borrowings was $2.0 million. FSGBank also used its borrowing capacity at FHLB to purchase a letter of credit that we pledged to the State of Tennessee Bank Collateral Pool. The letter of credit allows us to release investment securities from the Collateral Pool and thus improve our liquidity ratio. Additionally, we could increase our borrowing capacity at FHLB, subject to more stringent collateral requirements, by pledging loans other than 1-4 family residential mortgage and commercial real estate loans. As of June 30, 2005, our unused borrowing capacity (using 1-4 family residential mortgage and commercial real estate loans) at FHLB was $45.9 million. FHLB maintains standards for loan collateral files. Therefore, our borrowing capacity may be restricted if our collateral file has exceptions, such as expired property insurance.

FSGBank also had unsecured federal funds lines in the aggregate amount of $82.5 million at June 30, 2005 under which it can borrow funds to meet short-term liquidity needs. Another source of funding is loan participations sold to other commercial banks (in which we retain the servicing rights). As of June 30, 2005, we had $9.3 million in loan participations sold. FSGBank may continue to sell loan participations as a source of liquidity. We also may pledge investment securities against a line of credit at a commercial bank as an additional source of short-term funding. As of June 30, 2005, we had no borrowings against our investment securities, except for repurchase agreements and public fund deposits attained in the ordinary course of business. During 2004, we entered the brokered deposits market as a source of funding, generating approximately $65 million in new monies in order to fund additional interest earning assets, specifically the acquisition of Kenesaw Leasing and J&S Leasing. As of June 30, 2005, we had $94.3 million in brokered CDs outstanding with a weighted average remaining life of approximately 19 months, a weighted average coupon rate of 3.39% and a weighted average all-in cost (which includes fees paid to deposit brokers) of 3.61%. Our certificates of deposit greater than $100 thousand were generated in our communities and are considered relatively stable. Management believes that our liquidity sources are adequate to meet our operating needs.

We also have contractual cash obligations and commitments, which included certificates of deposit, other borrowings, operating leases and loan commitments. Unfunded loan commitments totaled $198.4 million at June 30, 2005. The following table illustrates our significant contractual obligations at June 30, 2005, by future payment period.

Contractual Obligations

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(Dollar amounts in thousands)
Certificates of deposit(1)	$373,244	$226,592	$126,241	$20,411	$—
Federal funds purchased and securities sold under agreements to repurchase(2)	18,384	18,384	—	—	—
FHLB borrowings	2,000	2,000	—	—	—
Operating lease obligations(3)	6,445	978	1,596	1,474	2,397
Purchase obligations—investment securities(4)	549	549	—	—	—
Note payable(5)	144	10	24	28	82

Total	$400,766	$248,513	$127,861	$21,913	$2,479

(1)	Certificates of deposit give customers rights to early withdrawal. Early withdrawals may be subject to penalties. The penalty amount depends on the remaining time to maturity at the time of early withdrawal.

(2)	We expect securities repurchase agreements to be re-issued and, as such, do not necessarily represent an immediate need for cash.

(3)	Operating lease obligations include existing and future property and equipment non-cancelable lease commitments.

(4)	In June 2005 we purchased two securities with a settlement date in July 2005.

(5)	This note payable is a mortgage on the land of our branch facility located at 2905 Maynardville Highway, Maynardville, Tennessee.

Net cash provided in operations during the six months ended June 30, 2005 totaled $8.0 million, compared to net cash provided by operations of $3.2 million for the same period in 2004. The change can be attributed to an increase in earnings and the provision for loan losses. Net cash used in investing activities increased to $53.2 million for the six months ended June 30, 2005, as compared to $27.5 million for the same period in 2004 primarily due to the increase in the loan portfolio and the purchase of bank owned life insurance, offset by the proceeds from sales of other real estate. Net cash provided by financing activities increased significantly to $60.8 million in 2005, compared to $14.4 million for the same period in 2004. The increase was due to the increase in deposits as a result of our branching activities combined with the issuance of brokered CDs.

Capital Resources

Banks and bank holding companies, as regulated institutions, must meet required levels of capital. The OCC and the Federal Reserve Board, the primary federal regulators for FSGBank and First Security, respectively, have adopted minimum capital regulations or guidelines that categorize components and the level of risk associated with various types of assets. Financial institutions are expected to maintain a level of capital commensurate with the risk profile assigned to their assets in accordance with the guidelines. First Security and FSGBank both maintain capital levels exceeding the minimum capital levels required in addition to exceeding those capital requirements for well capitalized banks and holding companies under applicable regulatory guidelines.

The following table compares the required capital ratios maintained by First Security and FSGBank.

			Actual
	Well Capitalized	Adequately Capitalized	First Security	FSGBank
June 30, 2005
Tier I capital to risk adjusted assets	6.0%	4.0%	10.5%	9.4%
Total capital to risk adjusted assets	10.0%	8.0%	11.7%	10.6%
Tier I capital to average assets	5.0%	4.0%	9.3%	8.3%

December 31, 2004
Tier I capital to risk adjusted assets	6.0%	4.0%	11.2%	10.0%
Total capital to risk adjusted assets	10.0%	8.0%	12.4%	11.2%
Tier I capital to average assets	5.0%	4.0%	9.9%	8.8%

June 30, 2004
Tier I capital to risk adjusted assets	6.0%	4.0%	12.7%	11.2%
Total capital to risk adjusted assets	10.0%	8.0%	13.8%	12.2%
Tier I capital to average assets	5.0%	4.0%	10.6%	9.3%

YEAR ENDED DECEMBER 31, 2004

Results of Operations

We reported net income for 2004 of $4.3 million versus net income for 2003 of $2.5 million. The net income for 2002 was $2.6 million. In 2004, basic net income was $0.34 per share on approximately 12.7 million shares and $0.33 on approximately 12.9 million weighted average diluted shares outstanding, respectively. In 2003, each of basic and diluted net income per share was $0.20 on approximately 12.2 million and 12.3 million weighted average basic and diluted shares outstanding, respectively. For 2002, basic and diluted net income per share were $0.28 and $0.27 on approximately 9.4 million and 9.5 million weighted average basic and diluted shares outstanding, respectively.

Net income in 2004 was above the 2003 level as a result of our enhanced net interest spread, our improved noninterest income and our recognition of a $785 thousand (net of tax) extraordinary gain on business combination. The gain on business combination resulted from our acquisition of Kenesaw Leasing and J&S Leasing in the fourth quarter of 2004. Our overhead also increased in 2004 because we opened six new full service bank branches (two of which are designed to serve the Latino community in and around Dalton, Georgia) and acquired Kenesaw Leasing and J&S Leasing. As of December 31, 2004, we had 30 banking offices, including the headquarters, one loan production office (which we subsequently combined with one of our leasing offices), three leasing offices and 308 full time equivalent employees. Although, we expect to continue to expand our branch network and our employee force in 2005, we are mindful of the fact that growth and increasing the number of branches adds expenses (such as administrative costs and occupancy, salaries and benefits expenses) before earnings.

The following table summarizes the components of income and expense and the changes in those components for the past three years.

Condensed Consolidated Statements of Income

	For the Years Ended December 31,
	2004	Change From Prior Year	Percent Change	2003	Change From Prior Year	Percent Change	2002	Change From Prior Year	Percent Change
				(Dollar amounts in thousands)
Gross interest income	$37,771	$6,217	19.7%	$31,554	$5,933	23.2%	$25,621	$4,828	23.2%
Gross interest expense	8,759	(138)	-1.6%	8,897	480	5.7%	8,417	(1,366)	-14.0%

Net interest income	29,012	6,355	28.1%	22,657	5,453	31.7%	17,204	6,194	56.3%
Provision for loan losses	3,399	1,277	60.2%	2,122	174	8.9%	1,948	(548)	-22.0%

Net interest income after provision for loan losses	25,613	5,078	24.7%	20,535	5,279	34.6%	15,256	6,742	79.2%
Noninterest income	6,351	1,033	19.4%	5,318	1,499	39.3%	3,819	1,076	39.2%
Noninterest expense	27,117	4,839	21.7%	22,278	7,363	49.4%	14,915	3,911	35.5%

Income before income taxes	4,847	1,272	35.6%	3,575	(585)	-14.1%	4,160	3,907	1544.3%
Income tax provision	1,365	246	22.0%	1,119	(439)	-28.2%	1,558	1,323	563.0%

Income before extraordinary item	3,482	1,026	41.8%	2,456	(146)	-5.6%	2,602	2,584	14355.6%
Extraordinary gain on business combination, net of tax	785	785	100.0%	—	—	—	—	—	—

Net income	$4,267	$1,811	73.7%	$2,456	$(146)	-5.6%	$2,602	$2,584	14355.6%

Further explanation, with year-to-year comparisons of the income and expense, is provided below.

Net Interest Income

In 2004, net interest income was $29.0 million or 28% more than the 2003 level of $22.7 million, which in turn was 32% more than the 2002 level of $17.2 million.

Interest income in 2004 was $37.8 million, a 20% increase over the 2003 level of $31.6 million, which was 23% more than the $25.6 million earned in 2002. Year-to-year increases since 2002 are due to the annual increases in the volume of earning assets. Average earning assets in 2004 were $610.6 million, an increase of $79.8 million or 15% from 2003 average earning assets. The increase from 2002 to 2003 was $146.3 million or 38%. In 2004, our earning assets increased due to our deposit gathering activities, including the issuance of brokered CDs. In 2003, our earning assets increased due to (1) our deposit gathering activities—deposits raised were used to fund or acquire earning assets, (2) the acquisition of Premier National Bank of Dalton—which had approximately $76.2 million in earning assets on the acquisition date, March 31, 2003 and (3) the acquisition of three National Bank of Commerce branches—which had approximately $12.9 million in earning assets on the acquisition date, December 4, 2003. These additional earning assets have enabled us to earn more interest income. The tax equivalent yield on earning assets increased by 25 basis points in 2004 to 6.26% from 6.01% in 2003; conversely, the yield on earning assets decreased in 2003 by 71 basis points from the 2002 level of 6.72%. The changes in the yield rates relate to our changing the mix of earning assets and the Federal Reserve Board changing the federal funds rate and discount rate.

Total interest expense was $8.8 million in 2004 compared to $8.9 million in 2003, or 1.6% lower. Interest expense decreased in 2004 from 2003 because the savings generated through lower average rates paid on interest bearing liabilities exceeded the increase in interest expense resulting from the additional volume of interest bearing liabilities. Average interest bearing liabilities increased $66.6 million or 16% from 2003 to 2004. The increase from 2002 to 2003 was $115.2 million or 39%. The increase in interest bearing liabilities in 2004 was due to our market penetration and the issuance of brokered CDs. The increase in 2003 was due to our market penetration, our acquisition of Premier National Bank of Dalton and our acquisition of the National Bank of Commerce branches. The average rate paid on average interest bearing liabilities decreased 33 basis points from 2.15% in 2003 to 1.82% in 2004 and from 2.81% in 2002 to 2.15% in 2003, a decrease of 66 basis points. The rate decreases in 2004, 2003 and 2002 resulted from Federal Reserve Board interest rate policy changes and the associated repricing characteristics of our interest bearing liabilities. Absent any competitive pricing pressures, we feel that the average rate we pay on interest bearing liabilities will increase as our time deposits mature and reprice at current market levels, which have risen as a result of the Federal Reserve Board’s rate increase initiative.

Our net interest rate spread (on a tax equivalent basis) was 4.44% in 2004, 3.86% in 2003 and 3.91% in 2002, while our net interest margin (on a tax equivalent basis) was 4.83% in 2004, 4.34% in 2003 and 4.53% in 2002. The increased net interest margin from 2003 to 2004 was due to (1) our earning assets repricing faster than our interest bearing liabilities in an increasing interest rate environment and (2) changes in the mix of our earning assets (we invested federal funds sold into higher yielding assets such as loans and investment securities). Average interest bearing liabilities as a percentage of average earning assets was 79% in 2004 and 78% in each of 2003 and 2002.

At the beginning of 2002, the federal funds rate and the prime lending rate were 1.75% and 4.75%, respectively. In 2002, the Federal Reserve Board lowered its target federal funds rate 50 basis points, which effectively decreased the federal funds rate and the prime lending rate to 1.25% and 4.25%, respectively. In 2003, the Federal Reserve Board lowered its target federal funds rate by 25 basis points, which effectively decreased the federal funds rate and the prime leading rate to 1.00% and 4.00%, respectively. During 2004, the Federal Reserve Board raised the target federal funds rate five times by a total of 125 basis points, from 1.00% to 2.25%. During the first five months of 2005, the Federal Reserve Board has raised the target federal funds rate by 75 basis points to 3.00%.

Average Consolidated Balance Sheets and Net Interest Analysis Fully Tax-Equivalent Basis

	For the Years Ended December 31,
	2004			2003			2002
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollar amounts in thousands)
ASSETS
Earning assets:
Loans, net of unearned income	$514,479	$34,327	6.67%	$422,332	$28,689	6.79%	$311,774	$23,144	7.42%
Investment securities	86,220	3,590	4.16%	71,790	2,707	3.77%	46,848	2,214	4.73%
Other earning assets	9,886	332	3.36%	36,655	520	1.42%	25,861	470	1.82%

Total earning assets	610,585	38,249	6.26%	530,777	31,916	6.01%	384,483	25,828	6.72%

Allowance for loan losses	(6,044)			(6,170)			(4,198)
Intangible assets	15,296			11,507			7,202
Cash & due from banks	21,259			17,263			13,253
Premises & equipment	25,514			18,997			10,949
Other assets	9,771			5,884			4,121

Total assets	$676,381			$578,258			$415,810

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest bearing liabilities:
NOW accounts	$52,104	183	0.35%	$36,362	121	0.33%	$24,431	249	1.02%
Money market accounts	100,952	1,030	1.02%	92,685	1,154	1.25%	68,855	1,412	2.05%
Savings deposits	32,789	114	0.35%	23,120	151	0.65%	13,228	171	1.29%
Time deposits < $100	162,221	3,988	2.46%	145,903	4,136	2.83%	106,661	3,665	3.44%
Time deposits > $100	96,433	2,522	2.62%	92,635	2,749	2.97%	66,218	2,450	3.70%
Brokered CDs	7,466	263	3.52%	1,956	114	5.83%	—	—	—
Federal funds purchased	4,686	88	1.88%	356	4	1.12%	1,277	24	1.88%
Repurchase agreements	13,672	88	0.64%	12,796	115	0.90%	12,193	179	1.47%
Other borrowings	10,494	483	4.60%	8,399	351	4.18%	6,165	267	4.33%

Total interest bearing liabilities	480,817	8,759	1.82%	414,212	8,895	2.15%	299,028	8,417	2.81%

Net interest spread		$29,490	4.44%		$23,021	3.86%		$17,411	3.91%

Noninterest bearing demand deposits	107,730			82,442			57,805
Accrued expenses and other liabilities	4,204			3,320			2,938
Shareholders’ equity	83,849			77,782			55,657
Accumulated other comp income	(219)			502			382

Total liabilities and shareholders’ equity	$676,381			$578,258			$415,810

Impact of noninterest bearing sources and other changes in balance sheet composition			0.39%			0.48%			0.62%

Net interest margin			4.83%			4.34%			4.53%

The following table shows the relative impact on net interest income to changes in the average outstanding balances (volume) of earning assets and interest bearing liabilities and the rates earned and paid by us on such assets and liabilities. Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amounts of the change in each category.

Change in Interest Income and Expenses on Tax Equivalent Basis

	2004 compared to 2003 increase (decrease) in interest income and expense due to changes in:			2003 compared to 2002 increase (decrease) in interest income and expense due to changes in:
	Volume	Rate	Total	Volume	Rate	Total
	(Dollar amounts in thousands)
Earning assets:
Loans, net of unearned income	$6,255	$(617)	$5,638	$7,510	$(1,965)	$5,545
Investment securities	543	340	883	940	(447)	493
Other earning assets	(380)	192	(188)	153	(103)	50

Total earning assets	6,418	(85)	6,333	8,603	(2,515)	6,088

Interest bearing liabilities:
NOW accounts	52	10	62	40	(168)	(128)
Money market accounts	108	(232)	(124)	297	(555)	(258)
Savings deposits	62	(99)	(37)	65	(85)	(20)
Time deposits < $100	463	(611)	(148)	1,147	(619)	528
Time deposits > $100	113	(340)	(227)	822	(466)	356
Brokered CDs	321	(172)	149	—	—	—
Federal funds purchased	49	35	84	—	(20)	(20)
Repurchase agreements	8	(35)	(27)	5	(69)	(64)
Other borrowings	88	44	132	93	(9)	84

Total interest bearing liabilities	1,264	(1,400)	(136)	2,469	(1,991)	478

Increase (decrease) in net interest income	$5,154	$1,315	$6,469	$6,134	$(524)	$5,610

Provision for Loan Losses

The provision for loan losses charged to operations during 2004 was $3.4 million compared to $2.1 million in 2003 and $1.9 million in 2002. In 2004, net charge-offs totaled $2.9 million, which is an increase of $200 thousand over 2003 charge-offs of $2.7 million. Charge-offs in 2002 were $788 thousand. Net charge-offs as a percentage of average loans were 0.57% in 2004, 0.63% for 2003 and 0.25% in 2002 and our Bank’s peer group averages (as reported in the December 31, 2004 Uniform Bank Performance Report) were 0.17%, 0.25% and 0.22%, in 2004, 2003 and 2002, respectively.

The increase in our provision for loan losses in 2004 relative to 2003 as a result of our analysis of inherent risks in the loan portfolio in relation to the portfolio’s growth, the level of past due, charged-off, classified and nonperforming loans, as well as general economic conditions. The loan portfolio increased by $114.3 million from year-end 2003 to year-end 2004, compared to an increase of $129.4 million from year-end 2002 to year-end 2003. In 2004 we acquired approximately $60.6 million in leases in the acquisition of Kenesaw Leasing and J&S Leasing. With regard to our loan growth in 2003, we acquired approximately $57.7 million in loans in the acquisition of Premier National Bank of Dalton and we acquired approximately $12.9 million in loans in the acquisition of the Monroe County branches from National Bank of Commerce. Excluding maturities, prepayments and payoffs of the purchased loans, our organic loan growth for 2004 was approximately $53.7 million as a result of the marketing efforts of our loan officers.

We anticipate that during the remainder of 2005 our provision expense for loan losses will increase due to continued loan growth. We believe that our organic loan growth in 2005 will outpace the 2004 level as a result of our branching and marketing activities.

The primary objective of the loan review function is to effectively and efficiently monitor the quality of our loan portfolio, determine compliance with applicable laws and regulations, assess loan policies and procedures, validate the internal loan risk management system and provide enhancements to strengthen our credit culture. The loan review department reports its findings directly to the Audit/Corporate Governance Committee of our Board of Directors. In 2004 our loan review department evaluated $177.8 million of our loans or approximately 35% of our loan portfolio’s 2004 average size.

During 2004 we made further improvements in our methodology and analysis of the loan loss reserve. In addition to analyzing significant classified loans for possible deficiencies in sources of repayment, we also analyzed the loss history in specific pools of loans such as industrial classifications. We then forecasted loss potential on similar pools of loans.

Our primary grouping of loans that are specifically analyzed for loss potential and specific reserves are as follows:

1.	Significant Classified Loans: Significant classified loans generally include those loans with a risk rating of substandard and a total exposure exceeding $500 thousand, as well as all loans with a risk rating of doubtful. For this loan group, management estimates the specific potential losses based upon an individual analysis of the relationship risks, the borrower’s cash flow, the borrower’s management and any underlying secondary sources of repayment. If management believes or an outside third party’s valuation indicates that the value of the secondary sources of repayment is less than the balance of the total corporate exposure, then a specific reserve is established. The definition of both substandard and doubtful risk ratings are outlined in item 2 below.

2.	Other Classified and Criticized Loans: We reserve for loan pools that are criticized and classified, but are not considered “significant,” as described in item 1 above, using flat percentages depending on the pool’s risk rating and the geographic risk assessment. For this group, we analyze the geographic loan pools as follows:

a.	Loans with Risk Ratings of Special Mention: We reserve for special mention loans using a flat percentage between 3.5% and 5% of the loan balance. We use a flat percentage of 5% for those loans or local economies that we consider to have moderate to high risk characteristics and a flat percentage of 3.5% for those loans or local economies considered to have the same risk factors measured as low to moderate. The special mention risk rating is considered a criticized loan and is not considered as severe as a classified loan risk rating. Special mention loans are loans that must be followed closely because of identified potential weaknesses, which if not checked and corrected, could result in an unacceptable increase in credit risk at some future date. As of December 31, 2004, we had $11.4 million of special mention loans compared to $13.3 million as of December 31, 2003. These loans may be characterized by:

Loans to Businesses:

•	Downward trend in sales, profit levels and margins

•	Impaired working capital position compared to industry

•	Cash flow strained in order to meet debt repayment schedule

•	Technical defaults due to noncompliance with financial covenants

•	Recurring trade payable slowness

•	High leverage compared to industry average with shrinking equity cushion

•	Questionable abilities of management

•	Weak industry conditions

•	Inadequate or outdated financial statements; if audited, adverse opinion may be issued

Loans to Businesses or Individuals:

•	Loan delinquencies and overdrafts may occur

•	Original source of repayment questionable

•	Documentation deficiencies may not be easily correctable

•	Loan may need to be restructured

•	Collateral or guarantor offers adequate protection

•	Unsecured debt to tangible net worth is excessive

b.	Loans with Risk Ratings of Substandard: We reserve for substandard loans that are generally less than $500 thousand using a flat percentage between 11% and 15% of the loan balance. We use a flat percentage of 15% for those loans or economies that we consider to have moderate to high risk characteristic; and a flat percentage of 11% for those loans or economies considered to have the same risk factors measured as low to moderate. We generally consider substandard loans to possess three times the risk of special mention loans. Substandard loans are loans that reflect significant deficiencies with specifically identified and well defined weaknesses due to severely adverse trends of a financial, economic or managerial nature. As of December 31, 2004, we had $26.5 million of substandard loans compared to $12.6 million as of December 31, 2003. The significant increase in substandard loans was a result of the acquisition of the Kenesaw Leasing and J&S Leasing portfolios. Substandard leases represented $13.2 million of the $26.5 million in substandard loans at December 31, 2004. We have assigned specific reserves of $725 thousand for those substandard leases. For substandard loans, a protracted work-out is likely due to the following factors, in addition to those listed for special mention loans:

Loans to Businesses:

•	Sustained losses which have severely eroded equity and cash flows

•	Concentration in liquid assets

•	Serious management problems or internal fraud

•	Chronic trade payable slowness; may be placed on COD or collection by trade creditor

•	Inability to access other funding sources

•	Financial statements with adverse opinion or disclaimer; may be received late

•	Insufficient documented cash flows to meet contractual debt service requirements

Loans to Businesses or Individuals:

•	Chronic or severe delinquency

•	Original repayment terms liberalized due to inability to meet original terms

•	Frequent overdrafts

•	Likelihood of bankruptcy exists

•	Serious documentation deficiencies

•	Reliance on secondary sources of repayment which are presently considered adequate

•	Demand letter may have been sent

•	Litigation may have been filed against the borrower

•	Interest non-accrual may be warranted

c.	Loans with Risk Ratings of Doubtful: We analyze doubtful loans individually to determine our best estimate of loss based upon the most recent assessment of all available sources of repayment. The amount of the estimated loss is then specifically reserved in a separate component of the allowance of loan loss reserve. Doubtful loans are loans where the collection or liquidation in full of principal and/or interest is highly questionable or improbable. Doubtful loans must be placed on non-accrual, and the principal balance charged down to estimated collectable value, or a full or partial reserve must be allocated. As of December 31, 2004, we had $1.4 million of doubtful loans compared to $1.9 million as of December 31, 2003 and $3 thousand as of December 31, 2002. In addition to the characteristics listed for substandard loans, the following characteristics apply to doubtful loans:

Loans to Businesses:

•	Normal operations are severely diminished or have ceased

•	Seriously impaired cash flow

•	Numerous exceptions to loan agreement

•	Outside accountant questions entity’s survivability as a “going concern”

•	Financial statements may be received late if at all

•	Material judgments filed

•	The collection of principal and interest is impaired

•	Collateral/Guarantor may offer inadequate protection; possibility of partial loss exists

Loans to Businesses or Individuals:

•	Original repayment terms materially altered

•	Secondary source of repayment is inadequate

•	Asset liquidation may be in process with all efforts directed at debt retirement

•	Documentation deficiencies not correctable

d.	Loans with Risk Ratings of Loss: We reserve loss loans at 100% of the loan balance pursuant to our loan policy. Loss loans are loans of such limited value that they do not merit continuance as an acceptable asset, and therefore must be charged-off in full in the fiscal quarter this grade is assigned. As of December 31, 2004, December 31, 2003 and December 31, 2002, we did not have any loans risk rated as loss.

3.	Unclassified and Uncriticized Loans, excluding Leases: In our analysis of these loan pools, we establish our reserves using our historical net charge-off base rate adjusted for eight risk factors. We calculate the net charge-off base rate as our net charge-off average rate for the prior four years. In other words, for our December 31, 2004 analysis we used our 2001 through 2004 average net charge-off rate of 0.43% for our pool of unclassified and uncriticized loans. Next, we adjusted the net charge-off base rate to reflect the effect of any current conditions on possible losses. To calculate the adjustments, we considered the following eight risk factors, which are also referenced in the Comptroller’s Handbook for National Bank Examiners:

•	Changes in lending policies and procedures, underwriting standards, collection, charge-off and recovery practices.

•	Changes in national and local economic and business conditions.

•	Changes in the nature and volume of the portfolio.

•	Changes in the experience, ability and depth of lending management staff.

•	Changes in the severity of credit quality indicators.

•	Changes in the quality of the bank’s loan review system.

•	The extension and effect of or changes in credit concentrations.

•	The effect of external factors such as competition, legal and regulatory factors.

We assigned a rating of low, medium or high for each of the eight risk factors. A “low” rating decreased the net charge-off base by 10%; a “medium” rating increased the net charge-off base by 10%; and, a “high” rating increased the net charge-off base by 20%. As of December 31, 2004, the adjusted reserve rate for our unclassified and uncriticized loans was 0.56%.

For purposes of analyzing the allowance for loan losses, the unclassified and uncriticized loan pools do not include binding commitments to lend, standby letters of credit, deposit secured loans or mortgage loans originated with commitments to sell in the secondary market. Loans secured by segregated deposits held by us are not required to have an allowance reserve, nor are originated mortgage loans pending sale in the secondary market.

4.	Unclassified and Uncriticized Leases

For those leases not assigned a classified risk rating we chose to use the historical loss percentage of each leasing company as the factor upon which to establish a reserve for this pool of leases. For the Kenesaw Leasing pool of leases we used a 2.90% factor which equates to their four year average of net lease losses and for the J&S Leasing pool of leases we used their four year annual high of 2.39%.

Noninterest Income

Total noninterest income for 2004 was $6.4 million, compared to $5.3 million in 2003 and $3.8 million in 2002. The following table presents the components of noninterest income for 2004, 2003 and 2002.

Noninterest Income

	For the Years ended December 31,
	2004	Percent Change	2003	Percent Change	2002
	(Dollar amounts in thousands)
NSF fees	$2,903	75.7%	$1,652	27.0%	$1,301
Service charges on deposit accounts	970	32.9%	730	31.1%	557
Mortgage loan and related fees	1,344	-37.7%	2,157	63.9%	1,316
Net gain on sales of available for sale securities	84	250.0%	24	-72.1%	86
Other income	1,050	39.1%	755	35.1%	559

Total noninterest income	$6,351	19.4%	$5,318	39.3%	$3,819

Total service charges, including non-sufficient funds fees, were $3.9 million, or 61% of total noninterest income for 2004, compared with $2.4 million or 45% for 2003 and $1.9 million, or 49% for 2002. The year-over-year increase in service charges on deposit accounts is directly related to the increase in the number of our deposit accounts. During 2003 we had a net gain of 8,370 transaction and savings accounts, while we had a net gain of 1,851 accounts during 2004. At year-end 2004 we had 31,538 transaction and savings accounts, and anticipate the number of accounts will continue to increase in 2005.

Mortgage loan and related fees for 2004 were $1.3 million, compared to the 2003 level of $2.2 million and the 2002 level of $1.3 million. Substantially all of the mortgage loan and related fees recorded during 2004 were received as the result of originating approximately $80.7 million of residential mortgages that were subsequently sold into the secondary market. Low interest rates and the expansion of our mortgage operations led to the increase in our mortgage related income in 2003. Since then the 15- and 30-year mortgage interest rates have increased and our mortgage loan fee income has declined. In 2003, we originated and sold approximately $110.6 million of residential mortgages, and in 2002 we originated and sold approximately $82.7 million of residential mortgages. We sold these loans with the right to service the loans (the servicing asset) being released to the purchaser for a fee.

Other income for 2004 was $1.1 million, compared to the 2003 level of $755 thousand and the 2002 level of $559 thousand. The most significant increase relates to point-of-sale fees on debit cards, which totaled approximately $391 thousand, $223 thousand and $160 thousand in 2004, 2003 and 2002, respectively.

Noninterest Expense

Total noninterest expense for 2004 was $27.1 million, compared to $22.3 million in 2003 and $14.9 million in 2002. Noninterest expense for 2004 included an increase of approximately $2.8 million in salaries and benefits as a result of growth within our core banking markets and the acquisition of Kenesaw Leasing and J&S Leasing. Noninterest expense for 2003 included $248 thousand of charges related to the acquisition of Premier National Bank of Dalton, primarily for legal and professional fees. Noninterest expense for 2002 included $438 thousand of charges related to the acquisition of First State Bank, primarily for employee salaries and professional fees. The following table represents the components of noninterest expense for the years ended December 31, 2004, 2003 and 2002.

Noninterest Expense

	For the Years ended December 31,
	2004	Percent Change	2003	Percent Change	2002
	(Dollar amounts in thousands)
Salaries & benefits	$14,776	23.0%	$12,014	44.8%	$8,299
Occupancy	2,033	33.5%	1,523	41.0%	1,080
Furniture and equipment	2,229	34.6%	1,656	51.0%	1,097
Professional fees	1,129	18.3%	954	0.9%	946
Data processing	1,167	-1.4%	1,184	56.0%	759
Printing & supplies	597	3.7%	576	52.8%	377
Communications	531	14.4%	464	42.8%	325
Advertising	498	15.6%	431	39.9%	308
Intangible asset amortization	797	44.9%	550	439.2%	102
Other expense	3,360	14.8%	2,926	80.4%	1,622

Total noninterest expense	$27,117	21.7%	$22,278	49.4%	$14,915

Total salaries and benefits for 2004 increased by 23% over the 2003 level. The increase in salaries and benefits is related to our branch openings and staff additions to accommodate our growth, as well as the acquisition of the leasing companies, which added approximately $348 thousand in salaries and benefits in 2004. As of December 31, 2004, we had 30 full service banking offices, one loan production office and three leasing offices with 308 full time equivalent employees; as of December 31, 2003, we had 24 full service banking offices with 258 full time equivalent employees; and as of December 31, 2002, we had 16 full service banking offices and three loan production offices with 187 full time equivalent employees.

Total occupancy expense for 2004 increased by 33.5% compared with 2003, which was 41.0% more than total occupancy expense in 2002. The increase in 2004 was due to our opening six de novo branches and assuming three facility leases through our acquisition of Kenesaw Leasing and J&S Leasing. Increases in 2003 were the result of acquiring Premier National Bank of Dalton (with its two banking offices), along with the four National Bank of Commerce locations and opening five de novo branches. The increase in 2002 was due to our acquisition of First State Bank, as well as opening two de novo branches and two loan production offices.

Furniture and equipment expense and communication expense increased in 2004 due to adding six new branch facilities and the acquisition of Kenesaw Leasing and J&S Leasing. The increase in 2003 was due to the acquisition of Premier National Bank of Dalton, the three full service bank branches from National Bank of Commerce and our de novo branching additions.

Professional fees increased to $1.1 million or 18% from 2003 to 2004. Most of the increase for 2004 is related to meeting the internal control requirements of Section 404 of the Sarbanes-Oxley Act of 2002. In 2003, we had acquisition/conversion fees related to the Premier National Bank of Dalton and the National Bank of Commerce branch acquisitions.

Data processing expense decreased $17 thousand, or 1.4% from 2003 to 2004, as a result of our conversion of the four banking regions into one data processing system. Data processing expense increased $425 thousand from 2002 to 2003 as a result of our growth in loans and deposits, as well as our acquisition of Premier National Bank of Dalton and the National Bank of Commerce branches. Our external data processor is Fidelity Integrated Financial Solutions (formerly Intercept) located in Maryville, Tennessee. The monthly fees associated with data processing are based primarily on transaction volume. Therefore, as we grow, we believe that data processing costs will increase correspondingly.

Printing, supplies and advertising increased in 2004 due to our branching efforts. In 2003, the increase was attributable to the acquisition of Premier National Bank of Dalton, the acquisition of the National Bank of Commerce branches and the change of our bank name to FSGBank.

In 2004 intangible asset amortization expense increased by 45% over 2003. In 2004 we added a new amortizing intangible asset associated with the purchase of license fee agreements related to operating Primer Banco Seguro branches within our market. These license agreements are amortized on a straight-line basis over a period of 10 years. The gross carrying amount of these license fees was $500 thousand at December 31, 2004. In 2003 we completed two acquisitions which created new intangible assets: (1) the core deposit intangible and goodwill equal to $1.3 million and $3.5 million, respectively, created by the March 31, 2003 acquisition of Premier National Bank of Dalton and (2) the core deposit intangible and goodwill equal to $1.5 million and $760 thousand, respectively, created by the December 4, 2003 acquisition of the National Bank of Commerce branches. In 2002 a new core deposit intangible asset and goodwill of $1 million and $1.9 million, respectively, were created by the July 20, 2002 acquisition of First State Bank. In each case the estimated useful life of the core deposit intangible is 10 years. As a result of the adoption of SFAS 142, goodwill amortization expense has not been incurred since 2001; however, the goodwill will be written down should the carrying value become impaired. In 2004 and 2003 we determined that the carrying value of our goodwill was not impaired and thus no goodwill write-downs were incurred. The following table represents our anticipated intangible asset amortization over the next five years, excluding the acquisition of Jackson Bank and any other new acquisitions.

	2005	2006	2007	2008	2009
	(Dollar amounts in thousands)
Core deposit intangible amortization expense	$596	$453	$350	$273	$216
License fee agreement amortization expense	50	50	50	50	50

Total amortization expense	$646	$503	$400	$323	$266

Income Taxes

We recorded income tax expense of $1.4 million in 2004, compared with $1.1 million in 2003 and $1.5 million in 2002. Our effective tax rates for 2004, 2003 and 2002 were 28%, 31% and 37%, respectively. Barring legislative tax changes, we anticipate our effective tax rate to remain stable in 2005. As of December 31, 2004, our net deferred tax liability was $1 million and as of December 31, 2003, it was $29 thousand.

Extraordinary Gain on Business Combination

Effective October 1, 2004, we acquired 100% of the outstanding common shares of Kenesaw Leasing and J&S Leasing. These companies are located in our immediate market area of Knoxville, Tennessee and were acquired to diversify our loan portfolio and enhance our revenue. As a result of the acquisitions, we recognized an extraordinary gain, net of income tax, of $785 thousand.

Statement of Financial Condition

We ended 2004 with consolidated assets of $766.7 million, a 19% increase over the year end 2003 level of $644.8 million. Our asset growth is directly related to deposit growth and the funds available to us for investment. In 2004 our consolidated assets increased due to (1) our branching and deposit gathering activities and (2) our acquisition of Kenesaw Leasing and J&S Leasing, which we funded by issuing brokered CDs. In 2003 our consolidated assets increased due to (1) our branching and deposit gathering activities, (2) our acquisition of Premier National Bank of Dalton—which had an estimated fair value of approximately $87 million in assets on the acquisition date and (3) our acquisition of the National Bank of Commerce branches—which had approximately $47.5 million in assets on the acquisition date. In 2004 we opened six de novo bank branches and assumed three leasing offices through our acquisition of Kenesaw Leasing and J&S Leasing. In 2003 we opened five de novo bank branches and acquired five bank branches through our two acquisitions.

Loans

Our loan demand continues to be strong. Total loans increased 24% from year-end 2003 to year-end 2004 and 37% from year-end 2002 to year-end 2003. The increase in loans in 2004 is attributable to (1) our acquisition of Kenesaw Leasing and J&S Leasing and (2) our branching efforts along with the lending efforts of our senior management lending team. The increase in loans in 2003 is attributable to (1) our acquisition of Premier National Bank of Dalton, (2) our acquisition of the National Bank of Commerce branches, (3) our experienced senior management lending team, (4) our branching efforts and (5) the low interest rate environment (in 2001, the prime-lending rate decreased from 9.5% to 4.75%, decreased to 4.25% in 2002 and decreased to 4.00% in 2003). The following table presents a summary of the loan portfolio by category for the last three years.

Loans Outstanding

	As of December 31,
	2004	Percent Change	2003	Percent Change	2002	Percent Change
	(Dollars amounts in thousands)
Commercial—leases, net of unearned	$60,228	100.0%	$—	—	$—	—
Commercial—loans	116,490	1.0%	115,347	6.1%	108,761	11.4%
Real estate—construction	77,804	82.9%	42,539	48.2%	28,701	51.7%
Real estate—mortgage	264,606	9.4%	241,985	66.7%	145,203	26.5%
Installment loans to individuals	70,891	-7.0%	76,203	17.6%	64,771	8.7%
Other	2,338	20.6%	1,939	69.2%	1,146	684.9%

Total loans	$592,357	23.9%	$478,013	37.1%	$348,582	19.8%

Substantially all of our loans are to customers located in Georgia and Tennessee, in our immediate markets. Other than a carpet industry concentration in Dalton, Georgia (as of December 31, 2004, loans related to the carpet industry were approximately $8.6 million or 1.5% of total loans), we believe that we are not dependent on any single customer or group of customers whose insolvency would have a material adverse effect on operations. We also believe that the loan portfolio is diversified among loan collateral types, as noted by the following table.

Loans by Collateral Type

	As of December 31,
	2004	Percent of Loans	2003	Percent of Loans	2002	Percent of Loans
	(Dollar amounts in thousands)
Secured by real estate:
Construction and land development	$77,804	13.1%	$42,539	8.9%	$28,701	8.2%
Farmland	14,797	2.5%	2,659	0.6%	2,123	0.6%
Home equity lines of credit	67,761	11.4%	50,082	10.4%	31,813	9.1%
Residential first liens	68,588	11.6%	72,045	15.0%	53,528	15.4%
Residential jr. liens	3,418	0.6%	4,140	0.9%	2,582	0.7%
Multi-family residential	9,960	1.7%	11,431	2.4%	7,550	2.2%
Nonfarm and nonresidential	100,082	16.9%	101,628	21.3%	47,607	13.7%

Total real estate	342,410	57.8%	284,524	59.5%	173,904	49.9%

Other loans:
Commercial—leases, net of unearned	60,228	10.2%	—	—	—	—
Commercial and industrial	116,490	19.7%	115,347	24.2%	108,228	31.0%
Agricultural production	1,942	0.3%	1,728	0.4%	533	0.2%
Credit cards and other revolving credit	1,718	0.3%	1,071	0.2%	717	0.2%
Consumer installment loans	69,173	11.7%	75,132	15.7%	64,054	18.4%
Other	396	0.0%	211	0.0%	1,146	0.3%

Total other loans	249,947	42.2%	193,489	40.5%	174,678	50.1%

Total loans	$592,357	100.0%	$478,013	100.0%	$348,582	100.0%

The following table sets forth the maturity distribution of the loan portfolio as of December 31, 2004. Our loan policy does not permit automatic roll-over of matured loans.

Loans by Maturity

	As of December 31, 2004
	Less than three months	Over three months to twelve months	One year to five years	Over five years	Total
	(Dollar amounts in thousands)
Closed end 1-4 family residential	$17,738	$7,333	$42,172	$1,345	$68,588
All other loans	256,601	52,484	182.938	31,746	523,769

Total	$274,339	$59,817	$225,110	$33,091	$592,357

Asset Quality

At year-end 2004, our loan portfolio was 77% of total assets. While our trend in nonaccrual loans is higher than prior year, our trend in loans 90 days past due is down.

The following table presents a summary of changes in the allowance for loan losses for the past three years. In 2004 loan charge-offs increased over the level in 2003. Our 2004 and 2003 net charge-offs as a percentage of average loans were 0.57% and 0.63%, respectively, or 40 basis points more than FSGBank’s peer group average of 0.17% and 0.23%, respectively. In 2004 gross loan charge-offs were $3.8 million of which approximately $2.4 million resulted from bankruptcies. Loans representing approximately one-fourth of these charge-offs had been originated and underwritten by loan officers who are no longer employed by us. In 2004 we made aggressive decisions regarding the status of each potential problem loan reviewed to determine whether the loan met all the requirements to remain a bankable asset. We believe that charge-offs, as a percent of average loans, will decrease in 2005 (barring continued increases in bankruptcies) as a result of our efforts to improve our loan underwriting, approval process, servicing, problem identification and problem resolution.

Analysis of Changes in Allowance for Loan Losses

	For the Years ended December 31,
	2004	2003	2002
	(Dollar amounts in thousands)
Allowance for loan losses—
Beginning of period	$5,827	$5,362	$3,825
Provision for loan losses	3,399	2,122	1,948
Additions due to business combinations	2,011	1,011	377

Sub-total	11,237	8,495	6,150

Charged-off loans:
Commercial—leases	—	—	—
Commercial—loans	1,698	2,188	414
Real estate—construction	45	—	—
Real estate—residential mortgage	328	11	22
Consumer and other	1,356	1,001	432

Total charged-off	3,427	3,200	868

Recoveries of charged-off loans:
Commercial—leases	26	—	—
Commercial—loans	385	387	54
Real estate—construction	—	—	—
Real estate—residential mortgage	—	—	—
Consumer	91	145	26

Total recoveries	502	532	80

Net charged-off loans	2,925	2,668	788

Allowance for loan losses—end of period	$8,312	$5,827	$5,362

Total loans—end of period	$592,357	$478,013	$348,582
Average loans	$514,479	$422,332	$311,774

As a percentage of average loans:
Net loans charged-off	0.57%	0.63%	0.25%
Provision for loan losses	0.66%	0.50%	0.62%
Allowance for loan losses as a percentage of:
Year end loans	1.40%	1.22%	1.54%
Non performing assets	182.56%	200.03%	709.26%

Allocation of the Allowance for Loan Losses

	As of December 31,
	2004		2003		2002
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
	(Dollar amounts in thousands)
Commercial—leases	$1,202	10.2%	$—	0.0%	$—	0.0%
Commercial—loans	2,244	20.0%	2,379	24.6%	2,446	31.2%
Real estate—construction	700	13.1%	262	8.9%	271	8.2%
Real estate—mortgage	3,432	44.7%	2,187	50.6%	1,650	41.7%
Consumer	728	12.0%	712	15.9%	672	18.6%
Unallocated and charter condition	6	0.0%	287	0.0%	323	0.3%

Total	$8,312	100.0%	$5,827	100.0%	$5,362	100.0%

Nonperforming Assets

Nonaccrual loans totaled $985 thousand, $183 thousand and $667 thousand as of December 31, 2004, 2003 and 2002, respectively. We earned interest of $65 thousand, $11 thousand and $27 thousand on these loans during 2004, 2003 and 2002, respectively. If these loans had been performing, we would have earned an additional $16 thousand, $10 thousand and $12 thousand in 2004, 2003 and 2002, respectively. No amount of loans that have been classified by regulatory examiners as loss, substandard, doubtful or special mention has been excluded from amounts disclosed as nonperforming loans. Nonperforming assets represent potential losses to us; however, in compliance with Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan, we have measured the impairment of these loans and adjusted them to either the present value of expected future cash flows, the fair value of the collateral, or the observable market price.

Loans 90 days or more past due totaled $1.2 million and consisted of $27 thousand in construction and land development loans, $111 thousand in farmland loans, $93 thousand in residential 1-4 family mortgage loans, $165 thousand in nonfarm/nonresidential loans, $263 thousand in commercial and industrial loans, $118 thousand in consumer loans and $453 thousand in leases.

The $2.3 million in other real estate owned consisted of $520 thousand in vacant land and construction, $1.6 million in residential real estate and $177 thousand in nonfarm/nonresidential property. All of these properties have been written down to their respective fair values.

There are no commitments to lend additional funds to customers with loans on nonaccrual status at December 31, 2004. The table below summarizes our nonperforming assets for the last three years.

Nonperforming Assets

	As of December 31,
	2004	2003	2002
	(Dollar amounts in thousands)
Nonaccrual loans	$985	$183	$667
Loans past due 90 days and still accruing	1,230	2,194	89

Total nonperforming loans	2,215	2,377	756
Other real estate owned	2,338	536	—

Total nonperforming assets	$4,553	$2,913	$756

Nonperforming loans as a percentage of total loans	0.37%	0.50%	0.22%
Nonperforming assets as a percentage of total assets	0.59%	0.45%	0.16%

While nonperforming assets have increased over prior years, our nonperforming asset ratios generally remain below our peer group. The ratio of nonaccruals loans and loans 90 days past due to gross loans was 0.37% and 0.53% for us and our peer group, respectively. The ratio of nonaccruals loans and loans 90 days past due to the allowance for loan losses was 26.65% and 44.00% for us and our peer group, respectively. The ratio of nonaccruals loans and loans 90 days past due to equity capital was 2.82% and 4.10% for FSGBank and our peer group, respectively. The ratio of nonaccruals loans, loans 90 days past due and other real estate owned to gross loans and other real estate owned was 0.77% and 0.70% for us and our peer group, respectively.

Investment Securities and Other Earning Assets

Securities in our portfolio totaled $110.0 million at December 31, 2004, compared to $86.5 million at December 31, 2003. The growth in the securities portfolio occurred as a result of our efforts to invest excess federal funds sold into investments and to maintain a certain level of liquid assets in correlation to our overall asset growth. At December 31, 2004, the securities portfolio had unrealized net gains of approximately $172 thousand. The following table provides the amortized cost of our securities by their stated maturities (this maturity schedule excludes security prepayment and call features), as well as the tax equivalent yields for each maturity range.

Maturity of Investment Securities—Amortized Cost

Investment Security Type	Less than one year	One year to five years	Five years to ten years	More than ten years
	(Dollar amounts in thousands)
Municipal—tax exempt	$1,026	$2,585	$11,640	$11,597
Municipal—taxable	252	—	—	—
Agency bonds	9,897	20,639	—	—
Agency issued remics	5,829	24,433	—	—
Agency issued pools	136	19,726	—	1,111
Asset backed & CMO	—	980	—	—

Total	$17,140	$68,363	$11,640	$12,708

Tax equivalent yield	2.96%	3.97%	5.30%	5.73%

All securities held are traded in liquid markets, except for the Qualified Bond (see page 42). As of December 31, 2004, we owned securities from issuers in which the aggregate book value from such issuers exceeded 10% of our shareholders equity. As of year-end 2004, the book value and market value of the securities from each such issuer are as follows:

	Book Value	Market Value
	(Dollar amounts in thousands)
Fannie Mae	$25,094	$25,155
Federal Home Loan Mortgage Corporation	$24,898	$24,911
Federal Home Loan Bank	$10,849	$10,918

At December 31, 2004, we had no federal funds sold, a decrease of $7 million from our December 31, 2003 balance. The decrease resulted from strong loan demand and our efforts to invest a portion of these federal funds into liquid investment securities and loans to improve our average yield on earning assets.

As of December 31, 2004, we held $95 thousand in certificates of deposit at other FDIC insured financial institutions. First State Bank purchased these earning assets prior to its acquisition by us. We do not intend to renew the certificates upon maturity, but rather we will invest the funds in liquid investment securities.

Deposits and Other Borrowings

Deposits increased by 18.5% from year-end 2003 to year-end 2004 due to (1) our management team drawing customers away from other financial institutions, (2) our branching efforts and (3) our issuance of brokered CDs to fund our acquisition of Kenesaw Leasing and J&S Leasing. As a result of our branch expansion plans, we anticipate that our deposits will continue to increase in 2005. The table below is a maturity schedule for our certificates of deposit, including brokered CDs, in amounts of $100 thousand or more.

	Less than 3 months	Three months to six months	Six months to twelve months	Greater than twelve months
	(Dollar amounts in thousands)
Certificates of deposit of $100 thousand or more	$26,792	$31,671	$42,367	$70,193

The following table details the maturities and rates of our term borrowings from the FHLB as of December 31, 2004.

Date	Type	Principal	Term	Rate	Maturity
1/8/02	Fixed rate advance	$ 500,000	36 months	4.48%	1/7/05
1/8/02	Fixed rate advance	500,000	48 months	5.04%	1/6/06
1/10/02	Fixed rate advance	500,000	36 months	4.45%	1/10/05
1/10/02	Fixed rate advance	500,000	48 months	5.00%	1/10/06
1/15/02	Fixed rate advance	500,000	36 months	4.22%	1/14/05
1/15/02	Fixed rate advance	500,000	48 months	4.77%	1/13/06
1/17/02	Fixed rate advance	500,000	36 months	4.37%	1/14/05
1/17/02	Fixed rate advance	500,000	48 months	4.90%	1/17/06

		$4,000,000

Aggregate composite rate	4.65%
36 month composite rate	4.38%
48 month composite rate	4.93%

Interest Rate Sensitivity

Financial institutions are subject to interest rate risk to the degree that their interest bearing liabilities (consisting principally of customer deposits) mature or reprice more or less frequently, or on a different basis, than their interest-earning assets (generally consisting of intermediate or long-term loans and investment securities). The match between the scheduled repricing and maturities of our earning assets and liabilities within defined time periods is referred to as “gap” analysis. At December 31, 2004, our cumulative one-year gap was a positive (or asset sensitive) $69.9 million, or 9.9% of total earning assets. This means our interest-earning assets are expected to reprice slightly faster than our interest bearing liabilities under given market interest rate changes.

Intense competition in our markets continues to pressure quality loan rates downward, while conversely pressuring deposit rates upward. The following table reflects our rate sensitive assets and liabilities by maturity as of December 31, 2004. Variable rate loans are shown in the category of due “within three months” because they reprice with changes in the prime lending rate. Fixed rate loans are presented assuming the entire loan matures on the final due date, although payments are actually made at regular intervals and are not reflected in this schedule. Additionally, demand deposits and savings accounts have no stated maturity; however, it has been our experience that these accounts are not totally rate sensitive, and accordingly the following analysis assumes 11% of interest bearing demand deposit accounts, 25% of money market deposit accounts and 20% of savings accounts reprice within one year and the remaining accounts reprice within one to five years.

Interest Rate Gap Sensitivity

	Within Three Months	After Three Months but Within One Year	After One but Within Five Years	After Five Years and Non-rate Sensitive	Total
	(Dollar amounts in thousands)
Interest earning assets:
Interest bearing deposits	$510	$—	$95	$—	$605
Federal funds sold	—	—	—	—	—
Securities	9,806	7,863	50,398	41,956	110,023
Mortgage loans held for sale	6,073	—	—	—	6,073
Loans	260,902	59,387	201,838	64,157	586,284

Total interest earning assets	277,291	67,250	252,331	106,113	702,985

Interest bearing liabilities:
Demand deposits	2,995	2,995	48,464	—	54,454
MMDA deposits	14,331	14,331	85,989	—	114,651
Savings deposits	3,269	3,269	26,153	—	32,691
Time deposits	63,989	144,236	121,180	—	329,405
Federal funds purchased/repos	23,255	—	—	—	23,255
Other borrowings	2,000	—	2,000	150	4,150

Total interest bearing liabilities	109,839	164,831	283,786	150	558,606
Noninterest bearing sources of funds	—	—	—	144,379	144,379

Interest sensitivity gap	$167,452	$(97,581)	$(31,455)	$(38,416)	$—

Cumulative sensitivity gap	$167,452	$69,871	$38,416	$—	$—

Liquidity

At December 31, 2004, our consolidated liquidity ratio was 16.4% (excluding anticipated loan repayments). Three, six, nine and twelve months earlier on September 30th, June 30th, March 31st and December 31st, our liquidity ratios were 16.1%, 17.0%, 18.0% and 24.3%, respectively. In January 2002, because interest rates were relatively low, management converted FHLB overnight funding, as well as a portion of federal funds purchased, into FHLB term borrowings. As of December 31, 2004, the outstanding term debt remaining was $4 million. Subsequent to year end, $2 million of this debt matured and was not renewed. As of December 31, 2004, our unused borrowing capacity (using 1-4 family residential mortgage and commercial real estate loans) at FHLB was $33.9 million.

We also had unsecured federal funds lines in the aggregate amount of $82.5 million at December 31, 2004 under which it can borrow funds to meet short-term liquidity needs. As of December 31, 2004, we had $65 million in brokered CDs outstanding with a weighted average remaining life of approximately 18 months, a weighted average coupon rate of 2.95% and a weighted average all-in cost (which includes fees paid to deposit brokers) of 3.14%.

Unfunded loan commitments totaled $184.7 million at year-end. The following table illustrates our significant contractual obligations at December 31, 2004 by future payment period.

Contractual Obligations

	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
	(Dollar amounts in thousands)
Certificates of deposit(1)	$329,405	$208,225	$105,629	$15,551	$—
Federal funds purchased and securities sold under agreements to repurchase(2)	23,255	23,255	—	—	—
FHLB borrowings	4,000	2,000	2,000	—	—
Operating lease obligations(3)	5,928	1,001	1,286	1,071	2,570
Purchase obligations—investment securities(4)	235	235	—	—	—
Note payable(5)	150	10	23	27	90

Total	$362,973	$234,726	$108,938	$16,649	$2,660

(1)	Certificates of deposit give customers rights to early withdrawal. Early withdrawals may be subject to penalties. The penalty amount depends on the remaining time to maturity at the time of early withdrawal.

(2)	We expect securities repurchase agreements to be re-issued and, as such, do not necessarily represent an immediate need for cash.

(3)	Operating lease obligations include existing and future property and equipment non-cancelable lease commitments.

(4)	In December 2004 we purchased one municipal investment security with a settlement date in January 2005.

(5)	This note payable is a mortgage on the land of our branch facility located at 2905 Maynardville Highway, Maynardville, Tennessee.

Net cash provided from or used by operations results primarily from net income or loss, adjusted for the following noncash accounting items: provision for loan losses, depreciation and amortization, deferred income taxes or benefits and gain on business combination. These items amounted to cash provided of $16.8 million in 2004, $4.6 million in 2003 and $4.1 million in 2002. During 2004, 2003 and 2002, cash provided by operations was available to increase earning assets.

Capital Resources

The following table compares the required capital ratios maintained by First Security and FSGBank (including its predecessor institutions for prior years).

			Actual
	Well Capitalized	Adequately Capitalized	First Security	FSGBank
December 31, 2004
Tier I capital to risk adjusted assets	6.0%	4.0%	11.2%	10.0%
Total capital to risk adjusted assets	10.0%	8.0%	12.4%	11.2%
Tier I capital to average assets	5.0%	4.0%	9.9%	8.8%

December 31, 2003
Tier I capital to risk adjusted assets	6.0%	4.0%	13.1%	11.5%
Total capital to risk adjusted assets	10.0%	8.0%	14.3%	12.6%
Tier I capital to average assets	5.0%	4.0%	11.0%	9.6%

Effects of Inflation

Inflation generally increases the cost of funds and operating overhead, and, to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on our performance than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction, or to the same extent, as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. If the Federal Reserve Board believes that the rate of inflation is likely to increase to undesired levels, its method of curbing inflation in the past has been to increase the interest rate charged on short-term federal borrowings.

In addition, inflation results in an increased cost of goods and services purchased, cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect the liquidity and earnings of our commercial banking and mortgage banking business and our shareholders’ equity. With respect to our mortgage banking business, mortgage originations and refinancings tend to slow as interest rates increase, and increased interest rates would likely reduce our earnings from such activities and the income from the sale of residential mortgage loans in the secondary market.

Quantitative and Qualitative Disclosures about Market Risk

Our market risk is the risk of loss arising from adverse changes in interest rates and prices. The risk of loss can result in either lower fair market values or reduced net interest income. Although we manage other risk, such as credit and liquidity risks, management considers interest rate risk to be the more significant market risk and it could potentially have the largest material effect on our financial condition. Further, we believe the potential reduction of net interest income to be more significant than the effect of reduced fair market values. We do not maintain a trading portfolio or deal in international instruments, and therefore is not exposed to risk inherent to trading activities and foreign currency.

Our interest rate risk management is the responsibility of our Board of Directors’ asset/liability committee. The committee has established policies and limits for management to monitor, measure and coordinate our sources, uses and pricing of funds.

Interest rate risk represents the sensitivity of earnings to changes in interest rates. As interest rates change, the interest income and expense associated with our interest sensitive assets and liabilities also change, thereby impacting net interest income, the primary component of our earnings. We utilize the results of both a static and dynamic gap report to quantify the estimated exposure of net interest income to a sustained change in interest rates.

The gap analysis projects net interest income based on both a rise and fall in interest rates of 200 basis points (i.e,. 2.00%) over a twelve-month period. The model is based on actual repricing dates of interest sensitive assets and interest sensitive liabilities. The model incorporates assumptions regarding the impact of changing interest rates on the prepayment rates of certain assets.

We measure this exposure based on an immediate change in interest rates of 200 basis points up or down. Given this scenario, we had, at year-end, an exposure to falling rates and a benefit from rising rates. More specifically, the model forecasts a decline in net interest income of $2.9 million or 10.1%, as a result of a 200 basis point decline in rates. The model also predicts a $2.9 million increase in net interest income, or 10.2%, as a result of a 200 basis point increase in rates. The forecasted results of the model are within the limits specified by our guidelines. The following chart reflects our sensitivity to changes in interest rates as of December 31, 2004.

The model is based on a static balance sheet and assumes that paydowns and maturities of both assets and liabilities are reinvested in like instruments at (1) current interest rates, (2) rates down 200 basis points and (3) rates up 200 basis points.

Interest Rate Risk

Income Sensitivity Summary

	Down 200 BP	Current	Up 200 BP
	(Dollar amounts in thousands)
Net interest income	$26,076	$29,012	$31,960
$ change net interest income	(2,936)	—	2,948
% change net interest income	-10.12%	0.00%	10.16%

The preceding sensitivity analysis is a modeling analysis, which changes periodically and consists of hypothetical estimates based upon numerous assumptions including interest rate levels, shape of the yield curve, prepayments on loans and securities, rates on loans and deposits, reinvestments of paydowns and maturities of loans, investments, deposits and other assumptions. In addition, there is no input for growth or a change in asset mix. While assumptions are developed based on the current economic and market conditions, management cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences might change.

As market conditions vary from those assumed in the sensitivity analysis, actual results will differ. Also, the sensitivity analysis does not reflect actions that management might take in responding to or anticipating changes in interest rates.

We use the Sendero Vision Asset/Liability system, which is a comprehensive interest rate risk measurement tool that is widely used in the banking industry. Generally, it provides the user with the ability to more accurately model both static and dynamic gap, economic value of equity, duration and income simulations using a wide range of scenarios including interest rate shocks and rate ramps. The system also has the capability to model derivative instruments such as interest rate swap contracts.

Off-Balance Sheet Arrangements

We are party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

Our exposure to credit loss is represented by the contractual amount of these commitments. We follow the same credit policies in making commitments as we do for on-balance-sheet instruments.

Our maximum exposure to credit risk for unfunded loan commitments and standby letters of credit at December 31, 2004 and 2003, was as follows:

	December 31, 2004	December 31, 2003
	(Dollar amounts in thousands)
Commitments to Extend Credit	$178,396	$120,915
Standby Letters of Credit	$6,329	$4,198

Commitments to extend credit are agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer’s credit worthiness on a case-by-case basis. The amount of collateral, if any, we obtain on an extension of credit is based on our credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property and equipment and income-producing commercial properties.

Recent Accounting Developments

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, Share-Based Payment (SFAS No. 123R). This Statement is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. Under APB No. 25, issuing stock options to employees generally resulted in recognition of no compensation cost. SFAS No. 123R requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period which is usually the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. For public entities that do not file as small business issuers, SFAS No. 123R is effective as of the beginning of the first fiscal year beginning after June 15, 2005. We are currently evaluating the provisions of SFAS No. 123R to determine its impact on our future financial statements.

In March 2004, the FASB’s Emerging Issues Task Force (EITF) concluded its discussion of Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. A consensus was reached regarding disclosures about unrealized losses on available-for-sale debt and equity securities accounted for under FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations. The EITF provided guidance for evaluating whether an investment is other-than-temporarily impaired. Initially, this guidance was to be applied in other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. The EITF subsequently delayed the effective date of this pronouncement as it related to other-than-temporary impairment valuation pending further discussion of the definition of “other-than-temporarily impaired.” The EITF consensus also requires certain quantitative and qualitative disclosures which were effective in annual financial statements for fiscal years ending after December 15, 2003, for investments accounted for under Statements 115 and 124. For all other investments within the scope of this Issue, the disclosures are effective in annual financial statements for fiscal years ending after June 15, 2004. The additional disclosures for cost method investments are effective for fiscal years ending after June 15, 2004. Effective June 29, 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment, but directed its staff to issue proposed FASB Staff Position (FSP) EITF 03-1-a, Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1, as final (the FASB plans to retitle this FSP as FSP FAS 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments). The final FSP will supersede EITF Issue 03-1 and will nullify the guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in paragraphs 10-18 of EITF Issue 03-1. Additionally, the guidance will codify the guidance set forth in EITF Topic D-44, Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value. FSP FAS 115-1 will be effective for other-than-temporary impairment analysis conducted in periods beginning after September 12, 2005. FSP FAS 115-1 is not expected to have a material effect on our consolidated financial statements.

In December 2003, the Financial Accounting Standards Board issued FIN 46-R, Consolidation of Variable Interest Entities (FIN 46-R). This Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities. For enterprises that are not small business issuers, FIN 46-R is to be applied to all variable interest entities by the end of the first reporting period ending after March 15, 2004. Our adoption of FIN 46-R did not have an impact on our financial condition or results of operations.

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, Accounting for Certain Loans and Debt Securities Acquired in a Transfer (SOP 03-3). SOP 03-3 addresses accounting for differences between contractual cash flows expected to be collected and an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans and debt securities acquired in purchase business combinations. SOP 03-3 limits the yield that may be accreted (accretable yield) to the excess of the investor’s estimate of undiscounted expected principal, interest and other cash flows (cash flows expected at acquisition to be collected) over the investor’s initial investment in the loan. SOP 03-3 requires that the excess of contractual cash flows over cash flows to be collected (nonaccretable difference) not be recognized as an adjustment of yield, loss accrual or valuation allowance. SOP 03-3 prohibits investors from displaying accretable yield and nonaccretable difference on the balance sheet. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as an impairment. SOP 03-3 prohibits “carrying over” or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of SOP 03-3. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans and loans acquired in a purchase business combination. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. We do not anticipate that the adoption of SOP 03-3 will have a material impact on our financial condition or results of operations.

BUSINESS

First Security Group, Inc.

We are a bank holding company headquartered in Chattanooga, Tennessee. We operate 30 full service banking offices and four loan and lease production offices through our wholly-owned bank subsidiary, FSGBank. We serve the banking and financial needs of various communities in eastern and middle Tennessee and northern Georgia, as indicated on the map on the inside front cover of this prospectus.

Through FSGBank, we offer a range of lending services which are primarily secured by single and multi-family real estate, residential construction and owner-occupied commercial buildings. In addition, we make loans to small and medium-sized businesses, as well as to consumers for a variety of purposes. Our principal source of funds for loans and investing in securities is core deposits. We offer a wide range of deposit services, including checking, savings, money market accounts and certificates of deposit. We obtain most of our deposits from individuals and businesses in our market areas. We actively pursue business relationships by utilizing the business contacts of our Board of Directors, senior management and local bankers, thereby capitalizing on our knowledge of the local marketplace.

First Security Group, Inc. was incorporated in 1999 as a Tennessee corporation to serve as a bank holding company, and is regulated and supervised by the Federal Reserve Board. As of June 30, 2005, we had total assets of approximately $831.3 million, total deposits of approximately $708.0 million and shareholders’ equity of approximately $89.2 million.

FSGBank, National Association

FSGBank operates 30 full-service banking-offices and four loan and lease production offices along the Interstate corridors of eastern and middle Tennessee and northern Georgia. In Dalton, Georgia, FSGBank operates under the name of Dalton Whitfield Bank. FSGBank also provides trust and investment management, mortgage banking, asset-based lending, financial planning and Internet banking (www.FSGBank.com) services, as well as equipment leasing through its wholly owned subsidiaries, Kenesaw Leasing and J&S Leasing. FSGBank operates two of its full-service banking offices in Dalton, Georgia under the name Premier Banco Segura, which is an initiative marketed toward and serving Northwest Georgia’s rapidly growing Latino population.

FSGBank is the successor to our three previous banks: Dalton Whitfield Bank (organized in 1999), Frontier Bank (acquired in 2000) and First State Bank (acquired in 2002). From December 31, 2000 to December 31, 2004, our business model has produced strong growth through a combination of internal growth and acquisitions. Specifically, we have:

•	increased our total consolidated assets from $199.6 million to $766.7 million;

•	increased our total consolidated deposits from $162.5 million to $640.5 million;

•	increased our total consolidated net loans from $151.0 million to $584.0 million;

•	expanded our branch network from six branches to 30 branches; and

•	successfully integrated all of our banking subsidiaries into a single national bank.

Dalton Whitfield Bank was a state bank organized under the laws of Georgia engaged in a general commercial banking business. Dalton Whitfield Bank opened for business in September 1999, and simultaneously acquired selected assets and substantially all of the deposits of Colonial Bank’s three branches located in Dalton, Georgia. In 2003, Premier National Bank of Dalton merged with and into Dalton Whitfield Bank for an aggregate purchase price of $11.7 million in cash and stock.

Frontier Bank was a state savings bank organized under the laws of Tennessee in 2000 as First Central Bank of Monroe County. We acquired First Central Bank of Monroe County in 2000 for an aggregate purchase price of $2.3 million in cash. After the acquisition, First Central Bank of Monroe County was renamed Frontier Bank and re-chartered as a state bank under the laws of Tennessee to engage in a general commercial banking business. Outside of the Chattanooga market, Frontier Bank operated under the name of “First Security Bank.”

First State Bank was a state bank organized under the laws of Tennessee engaged in a general commercial banking business since its organization in 1974. We acquired First State Bank in 2002 for an aggregate purchase price of $8.6 million in cash.

During 2003, we converted each of our subsidiary banks into national banks, renamed each bank “FSGBank, National Association” and merged the banks under the charter previously held by Frontier Bank. As a result, we consolidated our banking operations into one subsidiary, FSGBank. FSGBank currently conducts its banking operations in Dalton, Georgia under the names “Dalton Whitfield Bank” and “Primer Banco Seguro.” Primer Banco Seguro is our Latino-focused banking initiative. In addition, FSGBank’s banking operations in Ringgold, Georgia are conducted under the name “Catoosa Community Bank.” In all other markets, our banking operations are conducted under the name “FSGBank.”

Since the mergers in 2003, FSGBank has continued the commercial banking business of its predecessors. In addition, in December of 2003, FSGBank acquired certain assets and assumed substantially all of the deposits and other liabilities of National Bank of Commerce’s three branch offices located in Madisonville, Sweetwater and Tellico Plains, Tennessee.

In October 2004, FSGBank acquired 100% of the capital stock of Kenesaw Leasing and J&S Leasing, both Tennessee corporations, from National Bank of Commerce for $13.0 million in cash. Both companies will continue to operate as wholly-owned subsidiaries of FSGBank. Kenesaw Leasing leases new and used equipment, fixtures and furnishings to owner-managed businesses, while J&S Leasing leases forklifts, heavy equipment and other machinery primarily to companies in the trucking and construction industries.

FSGBank is a member of the Federal Reserve Bank of Atlanta and a member of the Federal Home Loan Bank of Cincinnati. FSGBank’s deposits are insured by the FDIC. FSGBank operates twenty-two full-service banking offices in eastern Tennessee and eight offices in northern Georgia. Additionally, FSGBank operates four loan and lease production offices in Tennessee.

Recent Developments

On May 12, 2005, we announced the execution of a definitive agreement to acquire Jackson Bank, a commercial bank headquartered in Gainesboro, Tennessee. At June 30, 2005, Jackson Bank had total consolidated assets of approximately $169.7 million, total consolidated deposits of approximately $139.2 million, total consolidated net loans of approximately $109.0 million and total consolidated shareholders’ equity of approximately $17.9 million. Jackson Bank operates five branches in Jackson and Putnam Counties, Tennessee, located along the Interstate 40 corridor that runs from Nashville to Knoxville, Tennessee. Under terms of the agreement, we will acquire 100% of the outstanding shares of common stock and options of Jackson Bank in exchange for approximately $33.1 million in cash. On July 28, 2005, we received regulatory approval from the Federal Reserve Bank of Atlanta to acquire Jackson Bank and on August 5, 2005, we received regulatory approval from the OCC to acquire Jackson Bank. We intend to merge Jackson Bank with and into FSGBank. We expect to complete this acquisition in the third quarter of 2005 pending the satisfaction of other customary conditions. We intend to use a portion of the net proceeds from this stock offering to fund the cash purchase price of Jackson Bank.

Business Strategy

We target both consumers and small to medium-sized businesses in our markets and have developed a decentralized strategy that focuses on providing superior service through our employees who are relationship-

oriented and committed to their respective communities. Through this strategy we intend to grow our business, expand our customer base and improve profitability. The key elements of our strategy are:

Grow Along Interstate Corridors in Eastern and Middle Tennessee and Northern Georgia.    We seek to increase our presence in our primary markets along the Interstate 75 corridor as well as to extend into other interstate corridors in eastern and middle Tennessee and northern Georgia through selective acquisitions and the opening of new branches in attractive locations. The acquisition of Jackson Bank will extend our franchise along Interstate 40 toward Nashville. For the remainder of 2005, we expect to continue to leverage our existing bank branches, open from three to five de novo branches in markets currently not served by us and actively pursue strategic acquisitions. We anticipate opening three branches during 2005 and have budgeted to open two additional branches if we are able to identify and acquire or lease suitable locations.

These interstate communities are primarily served by branches of large regional and national financial institutions headquartered outside of the area. As a result, we believe these markets need, and are best served by, a locally owned and operated financial institution managed by people in and from the communities served. As we grow, we believe it is important to maintain the local flexibility created by local banks with smart bankers while benefiting from the economies of scale created by our size.

We intend to continue our growth strategy through organic growth and strategic acquisitions. We believe that many opportunities remain in our market area to expand, and we intend to be in a position to acquire additional market share, whether via acquisitions or de novo branches with the right local management. We will continue to identify targets that assist us in achieving strategic and/or financial targets, with the goal of being the bank that other banks call when they have decided to pursue an exit strategy. Although the interstate corridors are our primary focus, we may consider acquiring banking operations outside of the corridors if attractive opportunities arise as we continuously evaluate acquisition opportunities.

Maintain Local Decision Making and Accountability.    We effectively compete with our super-regional competitors by providing superior customer service with localized decision-making capabilities. We designate regional bank presidents and separate advisory boards in each of our markets so that we are positioned to react quickly to changes in those communities while maintaining efficient and consistent centralized reporting and policies.

We offer personalized and flexible banking services to the communities in our market area and are able to react quickly to changes in those communities, in part by maintaining local advisory boards. Instead of setting standardized rates across the organization, we continue to give our local markets control over their respective rates. While emphasizing standards to encourage efficiency, control is decentralized to permit rapid adjustments to community changes. We also offer products tailored to the specific needs of our communities.

Expand Our Products and Services to Meet the Needs of the Communities in Which We Operate.    We continually seek to expand our financial products and services to meet the needs of our customers and to increase our fee income. In 2004, we acquired two leasing companies, Kenesaw Leasing and J&S Leasing, to diversify our loan portfolio and to help better serve the needs of our business customers. Kenesaw Leasing leases new and used equipment, fixtures and furnishings to owner-managed businesses, while J&S Leasing leases forklifts, heavy equipment and other machinery primarily to companies in the trucking and construction industries.

In addition, as a part of our Latino-focused banking initiative, in 2004 we opened two branches in northern Georgia under the name “Primer Banco Seguro” that target the Latino community prevalent in that area. In 2004, we also established a wealth management division which offers private client services, financial planning, trust administration, investment management and estate planning services.

Maintain Our Asset Quality.    We consider asset quality to be of primary importance and have taken measures to ensure that despite growth in our loan portfolio we consistently maintain strong asset quality. As a result of two hires made in 2003, including a new senior credit administration officer and senior loan review officer, we have improved our commercial underwriting standards, developed a detailed loan policy, established better warning and early detection procedures, additional credit-related management and director reporting and developed a more comprehensive analysis of our allowance for loan losses. During 2005, the senior credit administration officer became our risk manager and is supported by a new credit officer and credit reporting administrator. Additionally, we have added a corporate retail officer to assist with retail related credit matters and analysis. We also recently completed comprehensive retail loan underwriting training. Loan compliance and additional credit underwriting training is scheduled for the remainder of 2005. Our loan review process is now covering 60% to 70% of the portfolio over an eighteen month cycle. More frequent loan reviews may be completed as needed or as directed by the Audit/Corporate Governance Committee of the Board of Directors.

We believe the effect of these activities is reflected in the reduction of non performing assets, net charge offs, past due percentages and the increase in the coverage provided by our allowance for loan losses. At June 30, 2005, our non performing assets, including accruing loans 90 days past due, as a percentage of total assets were 0.48%, compared to 0.67% as of June 30, 2004, an improvement of 19 basis points. Additionally, our net charge offs as a percentage of loans at June 30, 2005 were 0.37%, compared to 0.64% as of June 30, 2004. Loans past due, as a percentage of total loans, were 1.13% and 1.03% as of June 30, 2005 and June 30, 2004, respectively. At June 30, 2005, our reserves to total loans were 1.47%, compared to 1.12% as of June 30, 2004, an increase of 35 basis points.

Improve Core Profitability.    We believe we will be able to take advantage of the economies of scale typically enjoyed by larger organizations as we grow our franchise. We believe the investments we have made in our key employees and our branch network are sufficient to support a much larger organization, and therefore that increases in our expense base going forward should be lower than our proportional increase in assets and revenues. Furthermore, we have the capability to increase our assets without breaching our capital ratio requirements and we are also targeting an improved efficiency ratio. We believe the effect of these trends going forward should improve our profitability over time.

Our net income for the six months ended June 30, 2005 was approximately $3.0 million compared to $1.5 million for the same period in 2004, which represents an increase of 104.7%. For the first half of 2005 our annualized return on average equity was 6.92% and our annualized return on average assets was 0.75%, compared to 3.51% and 0.45% for the same period in 2004, respectively. Our Tier I capital to risk adjusted assets, total capital to risk adjusted assets and leverage ratio were 10.48%, 11.73% and 9.34%, respectively as of June 30, 2005 compared to 12.71%, 13.75% and 10.63%, respectively as of June 30, 2004. Our capital ratios exceed the minimum capital ratios for well capitalized institutions for each respective period. Our efficiency ratio for the first half of 2005 improved to 71.79%, compared to 78.52% for the same period in 2004.

Issue Public Currency.    By becoming a public company with a common stock that is listed and traded on a national stock market, we will have better access to capital, greater flexibility in structuring acquisitions and the ability to attract and retain qualified bankers through equity-based compensation. By having our stock listed on the Nasdaq National Market, we also offer another means of currency to acquire other banks when they have decided to pursue an exit strategy.

Market Area and Competition

We currently conduct business principally through 30 branches in our market areas of Hamilton, Jefferson, Knox, Loudon, McMinn, Monroe and Union Counties, Tennessee and Catoosa and Whitfield Counties, Georgia. We have also received regulatory approval to open a branch in Bradley County, Tennessee and anticipate opening that branch during the third quarter of 2005. In the second quarter of 2005, we also filed an application to open a branch in Varnell, Catoosa County, Georgia. Our markets follow the Interstate 75 corridor between Dalton, Georgia (one hour north of Atlanta, Georgia) and Jefferson City, Tennessee (30 minutes north of Knoxville, Tennessee). Our announced acquisition of Jackson Bank will add five branches along the Interstate 40 corridor. According to 2004 data from the U.S. Census Bureau, the median projected population growth from

2005 to 2010 in our market area is expected to be 5.5% versus 5.8% for the state of Tennessee and 11.3% for the state of Georgia. Based upon data available on the FDIC website as of June 30, 2004, FSGBank’s total deposits ranked 6th among financial institutions in our market area. Assuming completion of our acquisition of Jackson Bank, our total deposits will rank 6th among financial institutions in our pro forma market area, representing approximately 4.3% of the total deposits in that area. The table below shows our deposit market share in our market area counties according to data from the FDIC website as of June 30, 2004.

Market	Number of Branches	Our Market Deposits	Total Market Deposits	Ranking	Market Share Percentage (%)
	(Dollar amounts in millions)
Tennessee
Hamilton County	7	$151	$4,642	7	3.3%
Jefferson County	2	40	402	6	10.0
Knox County	2	20	5,894	14	0.4
Loudon County	2	22	556	7	4.1
McMinn County	1	21	690	8	3.1
Monroe County	5	76	479	5	15.9
Union County	2	36	110	2	32.8
Georgia
Catoosa County	1	2	778	10	0.2
Whitfield County	5	190	1,420	3	13.4

FSGBank	27	$558	$14,971	6	3.7%

Subsequent to June 30, 2004, we opened an additional branch in Knox County and two “Primer Banco Seguro” branches in Whitfield County. We have also received regulatory approval to open a branch in Bradley County, Tennessee and anticipate opening that branch during the third quarter of 2005. In the second quarter of 2005, we filed an application to open a second branch in Catoosa County, Georgia, which we expect to be approved by August 1, 2005. In addition, we intend to continue to operate the five Jackson Bank branches following our acquisition of Jackson Bank in the third quarter of 2005. The table below shows the deposit market share in the market area counties where Jackson Bank operates, and our pro forma consolidated market share according to data from the FDIC website as of June 30, 2004.

Market	Number of Branches	Our Market Deposits	Total Market Deposits	Ranking	Market Share Percentage (%)
	(Dollar amounts in millions)
Tennessee
Jackson County	3	$63	$108	1	58.1%
Putnam County	2	70	1,004	6	7.0

Jackson Bank	5	$133	$1,112	4	12.0%

Pro Forma	32	$691	$16,083	6	4.3%

Our retail, commercial and mortgage divisions operate in highly competitive markets. We compete directly in retail and commercial banking markets with other commercial banks, savings and loan associations, credit unions, mortgage brokers and mortgage companies, mutual funds, securities brokers, consumer finance companies, other lenders and insurance companies, locally, regionally and nationally. Many of our competitors compete with offerings by mail, telephone, computer and/or the Internet. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Office locations, types and quality of services and products, office hours, customer service, a local presence, community reputation and continuity of personnel are also important competitive factors that we emphasize.

In addition, our leasing operations via Kenesaw Leasing and J&S Leasing primarily serve lease customers located within 150 miles of Knoxville, Memphis and Nashville, TN.

Many other commercial or savings institutions currently have offices in our primary market areas. These institutions include many of the largest banks operating in Tennessee and Georgia, including some of the largest banks in the country. Many of our competitors serve the same counties we do. Within our market area, there are 49 different commercial or savings institutions.

Virtually every type of competitor for business of the type served by our bank has offices in Atlanta, Georgia, approximately 75 miles from Dalton and 100 miles from Chattanooga. In our market area, our five largest competitors include SunTrust Banks, Inc., First Horizon National Corp., AmSouth Bancorp., BB&T Corp. and Regions Financial Corp. These institutions, as well as other competitors of ours, have greater resources, have broader geographic markets, have higher lending limits, offer various services that we do not offer and can better afford and make broader use of media advertising, support services and electronic technology than we do. To offset these competitive disadvantages, we depend on our reputation as being an independent and locally-owned community bank and as having greater personal service, community involvement and ability to make credit and other business decisions quickly and locally.

Lending Activities

We originate loans primarily secured by single and multi-family real estate, residential construction and owner-occupied commercial buildings. In addition, we make loans to small and medium-sized commercial businesses, as well as to consumers for a variety of purposes.

Our loan portfolio at June 30, 2005 was comprised as follows:

Type	Dollar Amount	Percentage of Portfolio
	(In thousands)
Commercial—leases	$62,909	10.1%
Commercial—loans	117,824	18.9%
Consumer	65,808	10.5%
Real estate—construction	93,991	15.1%
Real estate—mortgage	281,705	45.1%
Other	1,749	0.3%

Total	$623,986	100.0%

In addition, we have entered into contractual obligations, via lines of credit and standby letters of credit, to extend approximately $209.4 million in credit as of June 30, 2005. We use the same credit policies in making these commitments as we do for our other loans. At June 30, 2005, our contractual obligations to extend credit were comprised as follow:

Type	Dollar Amount	Percentage of Contractual Obligations
	(In thousands)
Commercial—leases	$0	0.0%
Commercial—loans	74,984	35.8%
Consumer	23,036	11.0%
Real estate—construction	61,791	29.5%
Real estate—mortgage	48,955	23.4%
Other	587	0.3%

Total	$209,353	100.0%

Commercial—Leases.    Our commercial lease portfolio includes leases made by our leasing companies, Kenesaw Leasing and J&S Leasing. Kenesaw Leasing leases new and used equipment, fixtures and furnishings to owner-managed businesses, while J&S Leasing leases forklifts, heavy equipment and other machinery to owner-managed businesses primarily in the trucking and construction industries. The leased property usually serves as collateral for the lease. Our commercial leases are underwritten on the basis of the value of the underlying leased property as well as the basis of the commercial lessee’s ability to service the lease. Commercial leases generally entail greater risks than commercial loans or loans secured by real estate, but less risk than unsecured consumer loans. The increased risk in commercial leases is generally due to the rolling stock nature of the items leased, as well as the illiquid nature of the secondary market for used equipment. The increased risk also derives from the low barriers to entry in the trucking and construction industries.

Commercial—Loans.    Our commercial loan portfolio includes loans to smaller business ventures, credit lines for working capital and short-term seasonal or inventory financing, as well as letters of credit that are generally secured by collateral other than real estate. Commercial borrowers typically secure their loans with assets of the business, personal guaranties of their principals and often mortgages on the principals’ personal residences. Our commercial loans are primarily made within our market areas and are underwritten on the basis of the commercial borrower’s ability to service the debt from income. In general, commercial loans involve more credit risk than residential and commercial mortgage loans, but less risk than consumer loans. The increased risk in commercial loans is generally due to the type of assets collateralizing these loans. The increased risk also derives from the expectation that commercial loans generally will be serviced from the operations of the business, and those operations may not be successful.

Consumer.    We make a variety of loans to individuals for personal, family and household purposes, including secured and unsecured installment and term loans. Consumer loans entail greater risk than other loans, particularly in the case of consumer loans that are unsecured or secured by depreciating assets such as automobiles. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be affected by job loss, divorce, illness or personal hardships.

Real Estate—Construction.    We also make construction and development loans to residential and, to a lesser extent, commercial contractors and developers located within our market areas. Construction loans generally are secured by first liens on real estate and have floating interest rates. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the value of the project is dependent on its successful completion. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, upon the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover all of the unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time. While we have underwriting procedures designed to identify what we believe to be acceptable levels of risks in construction lending, no assurance can be given that these procedures will prevent losses from the risks described above.

Real Estate—Mortgage.    We make commercial mortgage loans to finance the purchase of real property as well as loans to smaller business ventures, credit lines for working capital and short-term seasonal or inventory financing, including letters of credit, that are also secured by real estate. Commercial mortgage lending typically involves higher loan principal amounts, and the repayment of loans is dependent, in large part, on sufficient income from the properties collateralizing the loans to cover operating expenses and debt service. As a general practice, we require our commercial mortgage loans to be collateralized by well-managed income producing property with adequate margins and to be guaranteed by responsible parties. In addition, a substantial percentage of our commercial mortgage loan portfolio is secured by owner-occupied commercial buildings. We look for opportunities where cash flow from the collateral provides adequate debt service coverage and the guarantor’s net worth is centered on assets other than the project we are financing. Our commercial mortgage loans are generally collateralized by first liens on real estate, have fixed or floating interest rates and amortize over a 10 to 20-year period with balloon payments due at the end of one to five years. Payments on loans collateralized by such properties are often dependent on the successful operation or management of the properties. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market.

In underwriting commercial mortgage loans, we seek to minimize our risks in a variety of ways, including giving careful consideration to the property’s operating history, future operating projections, current and projected occupancy, location and physical condition. Our underwriting analysis also includes credit checks, reviews of appraisals and environmental hazards or EPA reports and a review of the financial condition of the borrower. We attempt to limit our risk by analyzing our borrowers’ cash flow and collateral value on an ongoing basis.

Our residential mortgage loan program primarily originates loans for the purchase of residential property to individuals for other third-party lenders. Residential loans to individuals retained in our loan portfolio primarily consist of first liens on 1-4 family residential mortgages, home equity loans and lines of credit. These loans are generally made on the basis of the borrower’s ability to repay the loan from his or her employment and other income and are secured by residential real estate, the value of which is reasonably ascertainable. We expect that these loan-to-value ratios will be sufficient to compensate for fluctuations in real estate market value and to minimize losses that could result from a downturn in the residential real estate market. We generally do not retain long term, fixed rate residential real estate loans in our portfolio due to interest rate and collateral risks and low levels of profitability.

Credit Risks.    The principal economic risk associated with each category of the loans that we make is the creditworthiness of the borrower and the ability of the borrower to repay the loan. General economic conditions and the strength of the services and retail market segments affect borrower creditworthiness. General factors affecting a commercial borrower’s ability to repay include interest rates, inflation and the demand for the commercial borrower’s products and services, as well as other factors affecting a borrower’s customers, suppliers and employees.

Risks associated with real estate loans also include fluctuations in the value of real estate, new job creation trends, tenant vacancy rates and, in the case of commercial borrowers, the quality of the borrower’s management. Consumer loan repayments depend upon the borrower’s financial stability and are more likely to be adversely affected by divorce, job loss, illness and personal hardships.

Lending Policies.    Our Board of Directors has established and periodically reviews our bank’s lending policies and procedures. We have established common documentation and standards based on the type of loans between our regions. There are regulatory restrictions on the dollar amount of loans available for each lending relationship. National banking regulations provide that no loan relationship may exceed 15% of banks’ Tier 1 capital. At June 30, 2005, our legal lending limit was approximately $9.9 million. In addition, we have established a “house” limit of $4 million for each lending relationship. Any loan request exceeding the house limit must be approved by a committee of our Board of Directors. We occasionally sell participation interests in loans to other lenders, primarily when a loan exceeds our house lending limits.

Concentrations.    The retail nature of our commercial banking operations allows for diversification of depositors and borrowers, and we believe that our business does not depend upon a single or a few customers. As of June 30, 2005, we identified one credit risk concentration of carpet-industry related commercial banking loans of approximately $7.5 million or 11.3% of FSGBank’s Tier 1 Capital. These carpet-industry related loans include loans to carpet and rug manufacturers, finishing plants, winding mills, textile machinery companies and carpet sample companies. Otherwise, we do not believe our credits are concentrated within a single industry or group of related industries.

Deposits

Our principal source of funds for loans and investing in securities is core deposits. We offer a wide range of deposit services, including checking, savings, money market accounts and certificates of deposit. We obtain most of our deposits from individuals and businesses in our market areas. We believe that the rates we offer for core deposits are competitive with those offered by other financial institutions in our market areas. Secondary sources of funding include advances from the FHLB, subordinated debt and other borrowings. These secondary sources enable us to borrow funds at rates and terms, which at times, are more beneficial to us. Because of the historically low interest rate environment in the last two years, we have chosen to obtain a portion of our deposits from outside our market. Our out of market, or brokered, CDs represented 13.3% of total deposits as of June 30, 2005.

Other Banking Services

Given client demand for increased convenience and account access, we offer a range of products and services, including 24-hour internet banking, direct deposit, traveler’s checks, safe deposit boxes, United States savings bonds and automatic account transfers. We earn fees for most of these services. We also receive ATM transaction fees from transactions performed by our customers participating in a shared network of automated teller machines and a debit card system that our customers can use throughout Tennessee and Georgia, as well as in other states.

Securities

After establishing necessary cash reserves and funding loans, we invest our remaining liquid assets in securities allowed under banking laws and regulations. We invest primarily in obligations of the United States or obligations guaranteed as to principal and interest by the United States, other taxable securities and in certain obligations of states and municipalities. We also invest excess funds in federal funds with our correspondent banks. The sale of federal funds represents a short-term loan from us to another bank. Risks associated with securities include, but are not limited to, interest rate fluctuation, maturity and concentration.

Seasonality and Cycles

Although we do not consider our commercial banking business to be seasonal, our mortgage banking business is somewhat seasonal, with the volume of home financings, in particular, being lower during the winter months. The Dalton, Georgia economy also is seasonal and cyclical as a result of its dependence upon the carpet industry and changes in construction of residential and commercial establishments. While the Dalton, Georgia economy is dominated by the carpet and carpet-related industries, we do not have any one customer from whom more than 10% of its revenues are derived. However, we have multiple customers, commercial and retail, that are directly or indirectly affected by, or are engaged in businesses related to the carpet industry that, in the aggregate, have historically provided greater than 10% of our revenues.

Employees

On June 30, 2005, we had 304 full-time employees and 22 part-time employees. We expect that our staff will increase by approximately 75 to 85 employees as a result of our increased branching activities anticipated in 2005 and our acquisition of Jackson Bank. We consider our employee relations to be good, and we have no collective bargaining agreements with any employees.

Properties

During 2004, we conducted our business primarily through our office located at 817 Broad Street, Chattanooga, Hamilton County, Tennessee. The term of our lease on this facility expires on February 28, 2006. This location also serves as FSGBank’s main office, opening for business as a bank office on June 26, 2000.

On July 9, 2003, we acquired a building located at 531 Broad Street, Chattanooga, Hamilton County, Tennessee. The building contains approximately 39,700 feet. We purchased this building in anticipation of renovating it and relocating our primary business offices and the main office of FSGBank to that location. We intend to renovate this location this year to enable us to relocate our main offices to this location prior to the expiration of our lease at 817 Broad Street in February 2006.

We believe that our banking offices are in good condition, are suitable to our needs and, for the most part, are relatively new. The following table summarizes pertinent details of our owned or leased branch, loan production and leasing offices.

Office Address	Date Opened	Owned/Leased	Square Footage	Use of Office
401 South Thornton Avenue Dalton, Whitfield County, Georgia	September 17, 1999	Owned	16,438	Branch

1237 Cleveland Road Dalton, Whitfield County, Georgia	September 17, 1999	Owned	3,300	Branch

761 New Highway 68 Sweetwater, Monroe County, Tennessee	June 26, 2000	Owned	3,000	Branch

1740 Gunbarrel Road Chattanooga, Hamilton County, Tennessee	July 3, 2000	Leased	3,400	Branch

4227 Ringgold Road East Ridge, Hamilton County, Tennessee	July 28, 2000	Leased	3,400	Branch

835 South Congress Parkway Athens, McMinn County, Tennessee	November 6, 2000	Owned	1,400	Branch

4535 Highway 58 Chattanooga, Hamilton County, Tennessee	May 7, 2001	Owned	3,400	Branch

820 Ridgeway Avenue Signal Mountain, Hamilton County, Tennessee	May 29, 2001	Owned	2,500	Branch

2709 Chattanooga Road, Suite 5 Rocky Face, Whitfield County, Georgia	June 4, 2001	Leased	2,400	Branch

1409 Cowart Street Chattanooga, Hamilton County, Tennessee	October 22, 2001	Building Owned Land Leased	1,000	Branch

9217 Lee Highway Ooltewah, Hamilton County, Tennessee	July 8, 2002	Owned	3,400	Branch

2905 Maynardville Highway Maynardville, Union County, Tennessee	July 20, 2002	Owned	12,197	Branch

216 Maynardville Highway Maynardville, Union County, Tennessee	July 20, 2002	Leased	2,000	Branch

109 Northshore Drive, Suite 300 Knoxville, Knox County, Tennessee	March 14, 2003	Leased	4,282	Loan Production

2918 East Walnut Avenue Dalton, Whitfield County, Georgia	March 31, 2003	Owned	10,337	Branch

715 South Thornton Avenue Dalton, Whitfield County, Georgia	March 31, 2003	Building Owned Land Leased	4,181	Branch

109 Northshore Drive, Suite 100 Knoxville, Knox County, Tennessee	May 20, 2003	Leased	550	Branch

2270 Highway 72 N Loudon, Loudon County, Tennessee	June 30, 2003	Owned	1,860	Branch

35 Poplar Springs Road Ringgold, Catoosa County, Georgia	July 14, 2003	Owned	3,400	Branch

Office Address	Date Opened	Owned/Leased	Square Footage	Use of Office
167 West Broadway Boulevard Jefferson City, Jefferson County, Tennessee	October 14, 2003	Owned	3,743	Branch
705 East Broadway Lenoir City, Loudon County, Tennessee	October 27, 2003	Owned	3,610	Branch
301 North Main Street Sweetwater, Monroe County, Tennessee	December 4, 2003	Owned	4,650	Branch
215 Warren Street Madisonville, Monroe County, Tennessee	December 4, 2003	Owned	8,456	Branch
405 Highway 165 Tellico Plains, Monroe County, Tennessee	December 4, 2003	Owned	3,565	Branch
155 North Campbell Station Road Knoxville, Knox County, Tennessee	March 2, 2004	Building Owned Land Leased	3,743	Branch
4215 Highway 411 Madisonville, Monroe County, Tennessee	March 15, 2004	Owned	472	Branch
1013 South Highway 92 Dandridge, Jefferson County, Tennessee	April 5, 2004	Owned	3,500	Branch
307 Lovell Road Knoxville, Knox County, Tennessee	August 16, 2004	Building Owned Land Leased	3,500	Branch
1111 Northshore Drive, Suite S600 Knoxville, Knox County, Tennessee	October 1, 2004	Leased	9,867	Loan & Leasing
1810 Ailor Avenue, Center City Offices’ Building One Knoxville, Knox County, Tennessee	October 1, 2004	Leased	1,780	Leasing
665 Oak Leaf Office Lane, Suite E Memphis, Shelby County, Tennessee	October 1, 2004	Leased	930	Leasing
1249 Murray Avenue Dalton, Whitfield County, Georgia	November 18, 2004	Leased	2,400	Branch
430 Fields Avenue, Suite Number B-1 Dalton, Whitfield County, Georgia	December 16, 2004	Leased	712	Branch
301 Keith Street Cleveland, Bradley County, Tennessee	Anticipated 3rd Quarter	Leased	3,072	Pending Branch

In our pending acquisition of Jackson Bank, we will also acquire Jackson Bank’s five branches.

Office Address	Owned/Leased	Square Footage	Use of Office
307 Hull Avenue Gainesboro, Jackson County, Tennessee	Owned	9,662	Main Office
6766 Granville Highway Granville, Jackson County, Tennessee	Owned	2,880	Branch
3261 Jennings Creek Highway Whitleyville, Jackson County, Tennessee	Owned	1,368	Branch
340 South Jefferson Avenue Cookeville, Putnam County, Tennessee	Owned	3,220	Branch
376 West Jackson Street Cookeville, Putnam County, Tennessee	Owned	14,780	Branch

As of June 30, 2005, we owned five additional plots of land. The vacant lots are located at 925 Highway 68, Sweetwater, Monroe County, Tennessee (2.4 acres); Lot #6 of Kirkland Heights Property on Maynardville Highway, Maynardville, Union County, Tennessee (1.0 acre); 4300 Maynardville Highway, Maynardville, Union County, Tennessee (0.25 acre); 1020 South Highway 92, Dandridge, Jefferson County, Tennessee (1.0 acres); and, Southwestern Corner of Highway 71 & GA 2, Cohutta (Varnell), Whitfield County, Georgia (1.1 acres). Our intent is to establish a banking facility on the Varnell property. The other four lots are currently available for sale. We originally purchased, or a predecessor institution purchased, each site for bank purposes.

We are not aware of any environmental problems with the properties that we own or lease that would be material, either individually, or in the aggregate, to our operations or financial condition.

Legal Proceedings

While First Security and FSGBank are from time to time parties to various legal proceedings arising in the ordinary course of their business, management believes, after consultation with legal counsel, that there are no proceedings threatened or pending against us or FSGBank that will, individually or in the aggregate, have a material adverse affect on our business or consolidated financial condition.

Website Address

Our corporate website address is www.FSGBank.com. From this website, select the “Corporate Info” tab followed by selecting “SEC Filings.” This is a direct link to our filings with the Securities and Exchange Commission (SEC), including but not limited to our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to these reports. These reports are accessible soon after we file them with the SEC.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to our directors and executive officers as of June 30, 2005.

Name (Age)	Director Since	Position with the First Security and Business Experience
Rodger B. Holley (58)	1999	Chief Executive Officer, President and Chairman of the Board of First Security since February 1999; Chairman of the Board, Chief Executive Officer and President of FSGBank since 2000; Director of Dalton Whitfield Bank (Dalton, GA), from September 1999 to September 2003 when it merged with FSGBank; and Chairman, Chief Executive Officer and President of Pioneer Bancshares, Inc. (Chattanooga, TN) from 1992 to November 1998 including service to First American National Bank (Chattanooga, TN) following its acquisition of Pioneer Bancshares.

Lloyd L. Montgomery, III (52)	2002	Chief Operating Officer and Executive Vice President of First Security since March 2002; Chief Operating Officer and Executive Vice President of FSGBank since September 2003; Chairman of the Board of First State Bank (Maynardville, TN) from July 2002 to September 2003 when it merged with FSGBank; involved in business ventures and real estate development (Knoxville, TN) from January 2000 to March 2002; Knoxville City President and East Region President for the Retail Banking Group of First American National Bank (Knoxville, TN) from 1996 to November 1999; and assisted with the First American/AmSouth merger (Knoxville, TN) from November 1999 to January 2000.

J.C. Harold Anders (62)	2003	Owner of Anders Rental (real estate rentals, Dalton, GA) since 1978; Co-Owner of Central Drive In (fast food company, Dalton, GA) since 1988; Co-Owner of Poag & Anders, Inc. (real estate development, Dalton, GA) since 1992; Co-Owner of Clayton & Anders, Inc. (real estate development, Dalton, GA) since 1992; and Director of Premier National Bank of Dalton (Dalton, GA) from 1996 until its acquisition by First Security in March 2003 (Chairman from 2001 to 2003).

Carol H. Jackson (65)	2002	Vice President of Baker Street Rentals (property management, Knoxville, TN) since 1991.

Ralph L. Kendall (77)	1999	Retired as a partner with Ernst & Young LLP (international CPA firm, Chattanooga, TN) in 1986.

William B. Kilbride (54)	2003	President of Mohawk Home, a division of Mohawk Industries (rug and textile manufacturer, Calhoun, GA), since 1992.

Name (Age)	Director Since	Position with the First Security and Business Experience
D. Ray Marler (61)	1999	President of Ray Marler Construction Company (general construction, Chattanooga, TN) since 1965; President and Chief Manager of Environmental Materials, LLC (environmental services, Chattanooga, TN) since 1998; President of Environmental Holdings, Inc. (environmental services, Chattanooga, TN) since 1998; President of Environmental Materials, Inc. (environmental services, Chattanooga, TN) since 1998; Chief Manager of MWW, LLC (land management, Chattanooga, TN) since 2002; and Chief Manager of American Technologies, LLC (environmental services, Chattanooga, TN) from 1999 to 2001.

Hugh J. Moser, III (58)	2003	President of Tennessee Valley Resources, Inc. (agricultural distributor, Jefferson City, TN) since 1983.

H. Patrick Wood (77)	2002	Chairman of Lawler-Wood Group (regional and international real estate services, Knoxville, TN) since 1975.

William L. Lusk, Jr. (37)		Chief Financial Officer and Executive Vice President and Secretary of First Security since April 1999; Secretary, Chief Financial Officer and Executive Vice President of FSGBank since June 2000; Secretary, Chief Financial Officer and Executive Vice President of Dalton Whitfield Bank (Dalton, GA) from September 1999 to September 2003 when it merged with FSGBank; Chief Financial Officer and Executive Vice President of First State Bank (Maynardville, TN) from July 2002 to September 2003 when it merged with FSGBank; Director of Strategic Planning and Vice President of Pioneer Bancshares, Inc. (Chattanooga, TN) from December 1997 to March 1999 including service to First American National Bank (Chattanooga, TN) following its acquisition of Premier Bancshares; and Controller and Vice President of Pioneer Bancshares (Chattanooga, TN) from 1993 to December 1997.

On April 5, 2005 Clayton Causby resigned from our Board of Directors, citing a belief that he would not be able to devote the time necessary to continue to properly serve as a Board member. Mr. Causby has agreed to serve as a consultant to us and as Chairperson of the Dalton Whitfield Bank Advisory Board. Mr. Causby has not expressed any disagreement with respect to our operations, policies or practices.

Corporate Governance

Our Board of Directors.    We are governed by a Board of Directors and various committees of the board that meet through the year. We have nine directors, each of whom serves for a one-year term unless such director resigns or is removed. Directors are elected annually. Directors discharge their responsibilities throughout the year at board and committee meetings and also through telephone contact and other communications with the chairman and chief executive officer and other officers.

Committees of the Board.    Our Board of Directors has eight standing committees: the Compensation Committee, the Audit/Corporate Governance Committee, the Executive Committee, the Asset/Liability Committee, the Property Committee, Loan Committee, Nominating Committee and Trust Committee. Each committee also serves the same functions for FSGBank.

Our Compensation Committee is comprised of four independent directors, D. Ray Marler (Chairman), J.C. Harold Anders, Ralph L. Kendall and H. Patrick Wood. This committee has the authority to determine the compensation of our executive officers and employees and administers our benefit and incentive plans. This committee also has the power to interpret the provisions of our Long-Term Incentive Plans.

Our Audit/Corporate Governance Committee is comprised of Ralph L. Kendall (Chairman), Carol Jackson and William B. Kilbride, all of whom are “independent directors” as defined by the National Association of Securities Dealers, Inc. The Board of Directors has determined that Mr. Kendall and Mr. Kilbride meet the criteria specified under applicable SEC regulations for an “audit committee financial expert.” In addition, the Board believes that all of the Audit/Corporate Governance Committee members have the financial knowledge, business experience and independent judgment necessary for service on the Audit/Corporate Governance Committee. The Audit/Corporate Governance Committee has the responsibility of reviewing financial statements, evaluating internal accounting controls, reviewing reports of regulatory authorities and determining that all audits and examinations required by law are performed.

The Board of Directors has adopted a written charter for the Audit/Corporate Governance Committee. The Board of Directors annually reviews and approves changes to the Audit/Corporate Governance Committee charter. Under the charter, the committee has the authority and is empowered to:

•	appoint, approve compensation and oversee the work of the independent auditor;

•	resolve disagreements between management and the auditors regarding financial reporting;

•	pre-approve all auditing and appropriate non-auditing services performed by the independent auditor;

•	retain independent counsel and accountants to assist the committee;

•	seek information it requires from employees or external parties; and

•	meet with our officers, independent auditors or outside counsel as necessary.

Our Nominating Committee is comprised of D. Ray Marler (Chairman), J.C. Harold Anders, Carol Jackson, Ralph Kendall and William B. Kilbride, all of whom are “independent directors” as defined by the National Association of Securities Dealers, Inc. The Nominating Committee has not adopted a formal policy or process for identifying or evaluating director nominees, but informally solicits and considers recommendations from a variety of sources, including other directors, members of the community, our customers and shareholders and professionals in the financial services and other industries. Similarly, the committee does not prescribe any specific qualifications or skills that a nominee must possess, although it considers the potential nominee’s business experience; knowledge of us and the financial services industry; experience in serving as one of our directors or as a director of another financial institution or public company generally; wisdom, integrity and analytical ability; familiarity with and participation in the communities served by us; commitment to and availability for service as a director; and any other factors the committee deems relevant.

Code of Business Conduct and Ethics.    We have adopted a Code of Business Conduct and Ethics, referred to as the Code, that applies to all of our directors, officers and employees. We believe the Code is reasonably designed to deter wrongdoing and to promote honest and ethical conduct, including: the ethical handling of conflicts of interest; full, fair and accurate disclosure in filings and other public communications made by us; compliance with applicable laws; prompt internal reporting of violations of the Code; and accountability for adherence to the Code.

Compensation Committee Interlocks and Insider Participation.    No member of the Compensation Committee is now or was during the last fiscal year an officer or employee of First Security or FSGBank. During

2004, none of our executive officers served as a director or member of the compensation committee (or group performing equivalent functions) of any other entity for which any of our Compensation Committee members served as an executive officer.

Director Compensation

Under our director compensation policy, we pay our non-employee directors for their service as our directors. Employee directors are not separately compensated for their service as our directors because their current compensation levels cover all of their expected duties including those related to the Board of Directors. On or about the date of the annual shareholders meeting, each non-employee director is paid a $12,000 retainer for his or her next year’s service as a director. The retainer is prorated for new directors based upon the length of time between their appointment and the date of the next annual shareholders’ meeting. In addition, each non-employee director is paid $500 for each board and committee meeting he or she attends. A director who participates in a board or committee meeting via teleconference receives 50% of the normal meeting fee. Each non-employee Chairperson of the Executive, Audit/Corporate Governance, Compensation and Nominating Committees receives a $5,000 retainer. Each non-employee Chairperson of the Property, Loan, Asset/Liability and Trust Committees receives a $3,000 retainer. Non-employee directors are also reimbursed for their expenses incurred in the course of fulfilling their duties as our directors.

Under our director compensation policy, we also grant an annual option to purchase shares of our common stock to our non-employee directors at the end of the directors’ year of service. In the event a director joins the board during the year, the number of shares subject to the option is prorated based on the number of months actually served by the director. In 2004, each non-employee director received an option to purchase 3,600 shares under this policy. The options are subject to the terms of our 2002 Long-Term Incentive Plan. In 2005, we anticipate granting each non-employee director an option to purchase 5,000 shares under the policy.

Executive Compensation and Other Benefits

The following table sets forth various elements of compensation awarded to or paid by us for services rendered in all capacities during the last three fiscal years to our Chief Executive Officer and executive officers earning $100,000 or more in salary and bonus, our “named executive officers,” during the fiscal year 2004:

Summary Compensation Table

	Annual Compensation(1)					Long-Term Compensation	All Other Compensation ($)(3)
Securities Underlying Options/SARs (#)(2)
Name and Principal Position	Year	Salary ($)		Bonus ($)
Rodger B. Holley Chief Executive Officer	2004 2003 2002	$ $ $	291,667 265,417 200,208	$ $ $	250 250 50,250	18,000 48,000 0	$ $ $	15,864 12,000 6,727

Lloyd L. Montgomery, III Chief Operating Officer	2004 2003 2002	$ $ $	192,708 179,167 130,625	$ $ $	250 250 50,250	9,000 21,000 69,600	$ $ $	11,507 10,765 3,713

William L. Lusk, Jr. Chief Financial Officer	2004 2003 2002	$ $ $	161,458 150,625 129,167	$ $ $	5,300 250 25,250	9,000 18,000 0	$ $ $	9,641 9,053 5,456

(1)	We have omitted information on “perks” and other personal benefits with an aggregate value below the minimum amount required for disclosure under the Securities and Exchange Commission Regulations.

(2)	Issued pursuant to our 1999 Long-Term Incentive Plan.

(3)	Consists of our contributions to the indicated person’s 401(k) plan for the year indicated.

Grants of Options/SARs in 2004.    In 2004, we issued incentive stock options under the 1999 Long-Term Incentive Plan and the 2002 Long-Term Incentive Plan to various key executive officers and employees. No stock appreciation rights (SARs) were granted in 2004. The following table sets forth information referencing the award of such incentive stock options to our named executive officers:

	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees During 2004	Exercise Price ($)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name					5%	10%
Rodger B. Holley	18,000	11.05%	$8.33	1/28/2014	$94,296	$238,966
Lloyd L. Montgomery, III	9,000	5.52%	$8.33	1/28/2014	$47,148	$119,483
William L. Lusk, Jr.	9,000	5.52%	$8.33	1/28/2014	$47,148	$119,483

Aggregated Option/SAR Exercises in 2004 and 2004 Year-End Option/SAR Values.    No stock options were exercised by the named executive officers during 2004. Additionally, there were no stock appreciation rights outstanding during 2004.

The following table shows the number of shares of our common stock covered by both exercisable and non-exercisable options held by the our named executive officers as of December 31, 2004. Also reported are the values for “in-the-money” options, which represent the positive spread between the exercise price of any such existing options and the year-end price ($8.33 per share) of our common stock.

	Number of Securities Underlying Unexercised Options At December 31, 2004 (#)	Value of Unexercised In-the-Money Options At December 31, 2004 ($)
Name	Exercisable (E)/Unexercisable (U)	Exercisable (E)/Unexercisable (U)
Rodger B. Holley	135,072 (E) / 56,592 (U)	$373,219 (E) / $53,519 (U)
Lloyd L. Montgomery, III	63,439 (E) /54,281 (U)	$88,066 (E) / $62,835 (U)
William L. Lusk, Jr.	67,032 (E) /23,472 (U)	$188,901 (E) / $20,062 (U)

Employment Agreements

We regularly evaluate the total compensation paid to our senior management to link their compensation to our operating performance in the short and long-term. To that end, we are analyzing implementing bonus structures, supplemental retirement plans and equity-based and other long-term incentive programs that are consistent with those found in our industry. Our current employment agreements with our senior management are described below.

Rodger B. Holley.    We entered into a three-year employment agreement with Rodger B. Holley on May 16, 2003 regarding Mr. Holley’s employment as our Chairman, Chief Executive Officer and President. Under the terms of the agreement, Mr. Holley received an initial base salary of $280,000 per year, which is subject to adjustment at least annually by the Compensation Committee. On December 15, 2004, the Compensation Committee recommended that Mr. Holley’s salary be increased to $315,000 per year. We also provide Mr. Holley with health and life insurance, membership fees to social and civic clubs and an automobile for business and personal use. At the end of each year of the agreement, it renews for an additional year, unless either of the parties to the agreement gives notice of his or its intent not to renew the agreement at least 90 days prior to the renewal date. If we terminate Mr. Holley’s employment without cause or Mr. Holley terminates his employment for good reason, Mr. Holley will be entitled to a Lump Sum Payment, a Pro Rata Incentive Payment and continuation of medical benefits for twelve months. The Lump Sum Payment is an amount equal to the sum of his current base salary plus the greater of (1) the highest of his last three years’ incentive payments or (2) the target annual incentive set forth in our incentive compensation plan. The Pro Rata Incentive Payment is an amount equal to the pro rata portion of the target annual incentive set forth in our incentive compensation plan based on the number of days that have passed in the employment year before Mr. Holley’s termination. Upon a change of control of First Security, Mr. Holley will be entitled to three times the Lump Sum Payment, payment of a Pro Rata Incentive Payment, and continuation of medical benefits for twelve months. If we cannot continue the medical benefits to which Mr. Holley is entitled under the agreement because Mr. Holley is no longer employed by us, we will pay Mr. Holley the amount we would have paid for such benefits over the 12-month period. The agreement also generally provides that he will not compete with us in the banking business nor solicit our customers or employees for a period of 12 months following termination of his employment. The noncompetition and nonsolicitation provisions of the agreement apply if Mr. Holley terminates his employment without cause, for good reason or in connection with a change of control, or if we terminate his employment with or without cause.

Lloyd L. Montgomery, III.    We entered into a three-year employment agreement with Lloyd L. Montgomery, III on May 16, 2003 regarding Mr. Montgomery’s employment as our Chief Operating Officer and Executive Vice President. Under the terms of the agreement, Mr. Montgomery received an initial base salary of $185,000 per year, which is subject to adjustment at least annually by the Compensation Committee. On December 15, 2004, the Compensation Committee recommended that Mr. Montgomery’s salary be increased to $206,000 per year. We also provide Mr. Montgomery with health and life insurance, membership fees to social and civic clubs and an automobile for business and personal use. The other terms of Mr. Montgomery’s employment agreement are the same as those in Mr. Holley’s agreement.

William L. Lusk, Jr.    We entered into a three-year employment agreement with William L. Lusk, Jr. on May 16, 2003 regarding Mr. Lusk’s employment as our Secretary, Chief Financial Officer and Executive Vice President. Under the terms of the agreement, Mr. Lusk received an initial base salary of $155,000 per year, which is subject to adjustment at least annually by the Compensation Committee. On December 15, 2004, the Compensation Committee recommended that Mr. Lusk’s salary be increased to $175,000 per year. We also provide Mr. Lusk with health and life insurance, membership fees to social and civic clubs and an automobile for business and personal use. The other terms of Mr. Lusk’s employment agreement are the same as those in Mr. Holley’s agreement.

Stock Option Plans

The following table sets forth information regarding our equity compensation plans under which shares of our common stock are authorized for issuance. The only equity compensation plans maintained by us are the First Security Group, Inc. Second Amended and Restated 1999 Long-Term Incentive Plan and the First Security Group, Inc. 2002 Long-Term Incentive Plan, as amended. All data is presented as of June 30, 2005.

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of shares remaining available for future issuance under the Plans (excludes outstanding options)
Equity compensation plans approved by security holders	1,007,194	$6.67	530,649
Equity compensation plans not approved by security holders	—	—	—
Total	1,007,194	$6.67	530,649

Certain Transactions and Business Relationships

Certain of our directors, officers and principal shareholders and their associates have had banking and business transactions with us in the ordinary course of business since the beginning of the last fiscal year. In the case of all such related party transactions, each transaction was either approved by the Audit/Corporate Governance Committee of the Board of Directors or by the Board of Directors. In addition, each transaction was on substantially the same terms, including price or interest rate and collateral, as those prevailing at the time for comparable transactions with unrelated parties, and were not expected to involve more than the normal risk of collectibility or present other unfavorable features to us.

As of June 30, 2005, the aggregate amount of credit we extended to directors, executive officers and principal shareholders was $296 thousand, or less than 1% of our equity.

During 2004 and 2003 we were party to an agreement with Alpha Antiques, whose sole proprietor, Judy Holley, is the spouse of Rodger Holley, our Chief Executive Officer and President. Under the agreement, Alpha Antiques provided design and procurement services relating to the design and construction of our branches and the renovation of our future new main office, for which we paid $30,000 in both 2004 and 2003. The agreement was renewed for 2005, for which we expect to pay $30,000. Our Audit/Corporate Governance Committee of our Board of Directors approved the agreement and believes its terms are no less favorable to us than we could have obtained from an unaffiliated third party.

In connection with the acquisition of Premier National Bank of Dalton in 2003, we assumed a lease with First Plaza, L.L.C. J.C. Harold Anders, one of our directors, is a 14.2% owner of First Plaza. As a result of the agreement, we lease property located at 2918 East Walnut Avenue, Dalton, Georgia 30721. We own a full service branch facility located on this property. We recognized lease expense of $45 thousand and $34 thousand in 2004 and 2003, respectively. The Audit/Corporate Governance Committee of our Board of Directors approved the agreement and believes its terms are no less favorable to us than we could have obtained from an unaffiliated third party.

In March 2005, we entered an exclusive listing agreement with two agents of Wood Properties, Inc., a real estate broker, to offer for sub-lease our vacant property located at 109 Northshore Drive, Suite 300, Knoxville, Tennessee. H. Patrick Wood, one of our directors, is the Chairman of the Board of Wood Properties. Under the agreement, we agree to pay directly to the assigned Wood Properties, Inc. agents a commission of 4% of the total sublease payments if the sublease is made via one broker and 6% if the subtenant is represented by an independent broker (in which case the fees will be split between the brokers). The Audit/Corporate Governance Committee of our Board of Directors approved the agreement and believes its terms are no less favorable to us than we could have obtained from an unaffiliated third party.

We expect we will continue to engage in similar banking and business transactions in the ordinary course of business with our directors, executive officers, principal shareholders and their associates in the future.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of June 30, 2005 by (1) each of our current directors; (2) each of our named executive officers and (3) all of our present executive officers and directors as a group. As of June 30, 2005, we did not know of any person who beneficially owned more than 5% of the presently outstanding shares of common stock. Unless otherwise indicated, the address for each person included in the table is 817 Broad Street, Chattanooga, Tennessee 37402.

Information relating to beneficial ownership of our common stock is based upon “beneficial ownership” concepts described in the rules issued under the Securities Exchange Act of 1934, as amended. Under these rules a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose or to direct the disposition of the security. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities. A person is also deemed to be a beneficial owner of any security as to which that person has the right to acquire beneficial ownership within sixty (60) days from June 30, 2005. Unless otherwise indicated under “Nature of Beneficial Ownership,” each person is the record owner of and has sole voting and investment power with respect to his or her shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Shares Beneficially Owned Before Offering(1)	Percent of Shares Beneficially Owned After Offering(2)
Directors:
Rodger B. Holley	272,327	(3)	2.11%	1.57%
J.C. Harold Anders	104,047	(4)	*	*
Carol H. Jackson	59,291	(5)	*	*
Ralph L. Kendall	37,164	(6)	*	*
William B. Kilbride	15,564	(7)	*	*
D. Ray Marler	152,064	(8)	1.19%	*
Lloyd L. Montgomery, III	139,122	(9)	1.08%	*
Hugh. J. Moser, III	116,028	(10)	*	*
H. Patrick Wood	316,044	(11)	2.48%	1.83%

Executive Officers, who are not also a Director:
William L. Lusk, Jr.	92,804	(12)	*	*

All Current Directors and Executive Officers, as a Group (10 persons):	1,304,455		9.96%	7.43%

*	Less than 1% of outstanding shares.

(1)	The percentage of our common stock beneficially owned was calculated based on 12,734,060 shares of common stock issued and outstanding as of June 30, 2005. The percentage assumes the exercise by the shareholder or group named in each row of all options for the purchase of our common stock held by such shareholder or group and exercisable within 60 days of June 30, 2005.

(2)	The percentage of our common stock beneficially owned was calculated based on 12,734,060 shares of common stock issued and outstanding as of June 30, 2005 and assumes the issuance of 4,500,000 shares of common stock in connection with this offering. The percentage assumes the exercise by the shareholder or group named in each row of all options for the purchase of our common stock held by such shareholder or group and exercisable within 60 days of June 30, 2005 and the purchase of 2,600 shares by Mr. Kendall pursuant to the directed share program in connection with this offering. The percentage does not account for any exercise of the underwriters’ over-allotment option.

(3)	Includes 65,196 shares owned by an IRA for the benefit of Mr. Holley and 312 shares owned by Mr. Holley’s child; also includes 160,020 shares that Mr. Holley has the right to acquire by exercising options that are exercisable within 60 days after June 30, 2005.

(4)	Includes 3,564 shares that Mr. Anders has the right to acquire by exercising options that are exercisable within 60 days after June 30, 2005.

(5)	Includes 7,439 shares owned by Ms. Jackson’s spouse and 5,088 shares owned by an IRA for the benefit of Ms. Jackson; also includes 3,564 shares that Ms. Jackson has the right to acquire by exercising options that are exercisable within 60 days after June 30, 2005.

(6)	Includes 3,600 shares owned by Mr. Kendall’s spouse; also includes 3,564 shares that Mr. Kendall has the right to acquire by exercising options that are exercisable within 60 days after June 30, 2005.

(7)	Includes 3,564 shares that Mr. Kilbride has the right to acquire by exercising options that are exercisable within 60 days after June 30, 2005.

(8)	Includes 3,564 shares that Mr. Marler has the right to acquire by exercising options that are exercisable within 60 days after June 30, 2005.

(9)	Includes 103,122 shares that Mr. Montgomery has the right to acquire by exercising options that are exercisable within 60 days after June 30, 2005.

(10)	Includes 37,362 shares owned by a profit sharing plan for the benefit of Mr. Moser and 3,600 shares owned by Mr. Moser’s spouse; also includes 3,564 shares that Mr. Moser has the right to acquire by exercising options that are exercisable within 60 days after June 30, 2005.

(11)	Includes 43,200 shares owned by Mr. Wood’s spouse; also includes 3,564 shares that Mr. Wood has the right to acquire by exercising options that are exercisable within 60 days after June 30, 2005.

(12)	Includes 8,997 shares owned by an IRA for the benefit for Mr. Lusk and 1,396 shares owned by Mr. Lusk’s wife and children; also includes 77,130 shares that Mr. Lusk has the right to acquire by exercising options that are exercisable within 60 days after June 30, 2005.

SUPERVISION AND REGULATION

Both First Security and FSGBank are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws generally are intended to protect depositors and not shareholders. The following discussion describes the material elements of the regulatory framework that applies to us.

First Security

Since we own all of the capital stock of FSGBank, it is a bank holding company under the federal Bank Holding Company Act of 1956 (the Bank Holding Company Act). As a result, we are primarily subject to the supervision, examination and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve Board.

Acquisitions of Banks.    The Bank Holding Company Act requires every bank holding company to obtain the Federal Reserve Board’s prior approval before:

•	acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank’s voting shares;

•	acquiring all or substantially all of the assets of any bank; or

•	merging or consolidating with any other bank holding company.

Additionally, the Bank Holding Company Act provides that the Federal Reserve Board may not approve any of these transactions if it would result in or tend to create a monopoly or, substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve Board’s consideration of financial resources generally focuses on capital adequacy, which is discussed below.

Under the Bank Holding Company Act, if adequately capitalized and adequately managed, we, as well as other banks located within Tennessee or Georgia, may purchase a bank located outside of Tennessee or Georgia. Conversely, an adequately capitalized and adequately managed bank holding company located outside of Tennessee or Georgia may purchase a bank located inside Tennessee or Georgia. In each case, however, restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits. For example, Georgia law prohibits a bank holding company from acquiring control of a financial institution until the target financial institution has been incorporated for three years, and Tennessee Law prohibits a bank holding company from acquiring control of a financial institution until the target financial institution has been incorporated for five years.

Change in Bank Control.    Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve Board approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

•	the bank holding company has registered securities under Section 12 of the Securities Act of 1934; or

•	no other person owns a greater percentage of that class of voting securities immediately after the transaction.

Our common stock is registered under Section 12 of the Securities Exchange Act of 1934. The regulations provide a procedure for challenging any rebuttable presumption of control.

Permitted Activities.    A bank holding company is generally permitted under the Bank Holding Company Act, to engage in or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in the following activities:

•	banking or managing or controlling banks; and

•	any activity that the Federal Reserve Board determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve Board has found to be so closely related to banking as to be a proper incident to the business of banking include:

•	factoring accounts receivable;

•	making, acquiring, brokering or servicing loans and usual related activities;

•	leasing personal or real property;

•	operating a non-bank depository institution, such as a savings association;

•	trust company functions;

•	financial and investment advisory activities;

•	conducting discount securities brokerage activities;

•	underwriting and dealing in government obligations and money market instruments;

•	providing specified management consulting and counseling activities;

•	performing selected data processing services and support services;

•	acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

•	performing selected insurance underwriting activities.

Despite prior approval, the Federal Reserve Board may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

In addition to the permissible bank holding company activities listed above, a bank holding company may qualify and elect to become a financial holding company, permitting the bank holding company to engage in additional activities that are financial in nature or incidental or complementary to financial activity. The Bank Holding Company Act expressly lists the following activities as financial in nature:

•	lending, trust and other banking activities;

•	insuring, guaranteeing or indemnifying against loss or harm, or providing and issuing annuities and acting as principal, agent or broker for these purposes, in any state;

•	providing financial, investment or advisory services;

•	issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

•	underwriting, dealing in or making a market in securities;

•	other activities that the Federal Reserve Board may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;

•	foreign activities permitted outside of the United States if the Federal Reserve Board has determined them to be usual in connection with banking operations abroad;

•	merchant banking through securities or insurance affiliates; and

•	insurance company portfolio investments.

To qualify to become a financial holding company, FSGBank and any other depository institution subsidiary of First Security must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least “satisfactory.” Additionally, we must file an election with the Federal Reserve Board to become a financial holding company and must provide the Federal Reserve Board with 30 days’ written notice prior to engaging in a permitted financial activity. While we meet the qualification standards applicable to financial holding companies, we have not elected to become a financial holding company at this time.

Support of Subsidiary Institution.    Under Federal Reserve Board policy, we are expected to act as a source of financial strength for FSGBank and to commit resources to support FSGBank. This support may be required at times when, without this Federal Reserve Board policy, we might not be inclined to provide it. Accordingly, in connection with the formation of the bank holding company we made a commitment to the Federal Reserve Board not to incur any debt without its approval. In addition, any capital loans made by us to FSGBank will be repaid only after its deposits and various other obligations are repaid in full. In the unlikely event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of FSGBank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

FSGBank

Since FSGBank is chartered as a national bank, it is primarily subject to the supervision, examination and reporting requirements of the National Bank Act and the regulations of the OCC. The OCC regularly examines FSGBank’s operations and has the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. The OCC also has the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law. Additionally, FSGBank’s deposits are insured by the FDIC to the maximum extent provided by law. FSGBank is also subject to numerous state and federal statutes and regulations that affect its business, activities and operations.

Branching.    National banks are required by the National Bank Act to adhere to branching laws applicable to state banks in the states in which they are located. Under both Tennessee and Georgia law, FSGBank may open branch offices throughout Tennessee or Georgia with the prior approval of the OCC. In addition, with prior regulatory approval, FSGBank may acquire branches of existing banks located in Tennessee or Georgia. FSGBank and any other national or state-chartered bank generally may branch across state lines by merging with banks in other states if allowed by the applicable states’ laws. Tennessee and Georgia law, with limited exceptions, currently permit branching across state lines through interstate mergers.

Under the Federal Deposit Insurance Act, states may “opt-in” and allow out-of-state banks to branch into their state by establishing a new start-up branch in the state. Tennessee has opted in and therefore, any out-of-state bank can establish a start-up branch in Tennessee as long as that state’s banking law would also allow Tennessee banks to establish start-up branches in that state. Therefore, FSGBank may establish start-up branches in any state that would allow a Tennessee bank to do the same.

Prompt Corrective Action.    The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) in which all institutions are placed. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company’s obligation to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary’s assets at the time it became undercapitalized or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

FDIC Insurance Assessments.    The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution’s primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution’s capital group and supervisory subgroup. In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation bonds issued in the late 1980s as part of the government rescue of the thrift industry. This assessment rate is adjusted quarterly and is set at 1.42 cents per $100 of deposits for the second quarter of 2005.

The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Community Reinvestment Act.    The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve Board, the FDIC or the OCC, shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on FSGBank. Additionally, we must publicly disclose the terms of various Community Reinvestment Act-related agreements.

Other Regulations.    Interest and other charges collected or contracted for by FSGBank are subject to state usury laws and federal laws concerning interest rates. For example, under the Servicemembers Civil Relief Act, which amended the Soldiers’ and Sailors’ Civil Relief Act of 1940, a lender is generally prohibited from charging an annual interest rate in excess of 6% on any obligation for which the borrower is a person on active duty with the United States military.

FSGBank’s loan operations are also subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Servicemembers Civil Relief Act, which amended the Soldiers’ and Sailors’ Civil Relief Act of 1940, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service; and

•	the rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

In addition to the federal laws noted above, the Georgia Fair Lending Act (GAFLA) imposes restrictions and procedural requirements on most mortgage loans made in Georgia, including home equity loans and lines of credit. On August 5, 2003, the OCC issued a formal opinion stating that the entirety of GAFLA is preempted by federal law for national banks and their operating subsidiaries. As a result, FSGBank is exempt from the requirements of GAFLA.

The deposit operations of FSGBank are subject to:

•	the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

•	the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Capital Adequacy

First Security and FSGBank are required to comply with the capital adequacy standards established by the Federal Reserve Board, in the case of First Security, and the OCC, in the case of FSGBank. The Federal Reserve Board has established a risk-based and a leverage measure of capital adequacy for bank holding companies. FSGBank is also subject to risk-based and leverage capital requirements adopted by the OCC, which are substantially similar to those adopted by the Federal Reserve Board for bank holding companies.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. Total capital consists of two components, Tier 1 Capital and Tier 2 Capital. Tier 1 Capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 Capital must equal at least 4% of risk-weighted assets. Tier 2 Capital generally consists of subordinated debt, other preferred stock and a limited amount of loan loss reserves. The total amount of Tier 2 Capital is limited to 100% of Tier 1 Capital. At June 30, 2005, our ratio of total capital to risk-weighted assets was 11.7% and our ratio of Tier 1 Capital to risk-weighted assets was 10.5%.

In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve Board’s risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a leverage ratio of at least 4%. At June 30, 2005, our leverage ratio was 9.3%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without reliance on intangible assets. The Federal Reserve Board considers the leverage ratio and other indicators of capital strength in evaluating proposals for expansion or new activities.

Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits and certain other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.

Payment of Dividends

First Security is a legal entity separate and distinct from FSGBank. The principal sources of First Security’s cash flow, including cash flow to pay dividends to its shareholders, are dividends that FSGBank pays to its sole shareholder, First Security. Statutory and regulatory limitations apply to FSGBank’s payment of dividends to First Security as well as to First Security’s payment of dividends to its shareholders.

FSGBank is required by federal law to obtain prior approval of the OCC for payments of dividends if the total of all dividends declared by FSGBank’s Board of Directors in any year will exceed (1) the total of FSGBank’s net profits for that year, plus (2) FSGBank’s retained net profits of the preceding two years, less any required transfers to surplus.

The payment of dividends by First Security and FSGBank may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. If, in the opinion of the OCC, FSGBank were engaged in or about to engage in an unsafe or unsound practice, the OCC could require, after notice and a hearing, that the Bank stop or refrain engaging in the practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. To date, neither First Security nor FSGBank have paid any cash dividends.

Restrictions on Transactions with Affiliates

First Security and FSGBank are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

•	a bank’s loans or extensions of credit to affiliates;

•	a bank’s investment in affiliates;

•	assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve Board;

•	loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•	a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. FSGBank must also comply with other provisions designed to avoid the taking of low-quality assets.

First Security and FSGBank are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

FSGBank is also subject to restrictions on extensions of credit to their executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Privacy

Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers.

Consumer Credit Reporting

On December 4, 2003, President Bush signed the Fair and Accurate Credit Transactions Act amending the federal Fair Credit Reporting Act. These amendments to the Fair Credit Reporting Act (the FCRA Amendments) became effective in 2004.

The FCRA Amendments include, among other things:

•	requirements for financial institutions to develop policies and procedures to identify potential identity theft and, upon the request of a consumer, place a fraud alert in the consumer’s credit file stating that the consumer may be the victim of identity theft or other fraud;

•	consumer notice requirements for lenders that use consumer report information in connection with risk-based credit pricing programs;

•

for entities that furnish information to consumer reporting agencies (which would include FSGBank), requirements to implement procedures and policies regarding the accuracy and integrity of the furnished information and regarding the correction of previously furnished information that is later determined to be inaccurate; and

•	a requirement for mortgage lenders to disclose credit scores to consumers.

The FCRA Amendments also prohibit a business that receives consumer information from an affiliate from using that information for marketing purposes unless the consumer is first provided a notice and an opportunity to direct the business not to use the information for such marketing purposes (the opt-out), subject to certain exceptions. We do not share consumer information among our affiliated companies for marketing purposes, except as allowed under exceptions to the notice and opt-out requirements. Because no affiliate of First Security is currently sharing consumer information with any other affiliate of First Security for marketing purposes, the limitations on sharing of information for marketing purposes do not have a significant impact on us.

Anti-Terrorism and Money Laundering Legislation

FSGBank is subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism of 2001 (the USA PATRIOT Act), the Bank Secrecy Act and rules and regulations of the Office of Foreign Assets Control (the OFAC). These statutes and related rules and regulations impose requirements and limitations on specific financial transactions and account relationships, intended to guard against money laundering and terrorism financing. FSGBank has established a customer identification program pursuant to Section 326 of the USA PATRIOT Act and the Bank Secrecy Act, and otherwise has implemented policies and procedures to comply with the foregoing rules.

Proposed Legislation and Regulatory Action

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating and doing business in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Polices

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

DESCRIPTION OF CAPITAL STOCK

The following information concerning our capital stock summarizes certain provisions of our Articles of Incorporation, commonly referred to as our Charter, and Bylaws, as well as certain statutes regulating the rights of holders our common stock. The information does not purport to be a complete description of such matters and is qualified in all respects by the provisions of the Charter, the Bylaws and the Tennessee Business Corporation Act.

Common Stock

General.    Our Charter authorizes our Board of Directors to issue a maximum of 20,000,000 shares of common stock, $0.01 par value. As of June 30, 2005, 12,734,060 shares of common stock were issued and outstanding. In addition, a total of approximately 1,007,194 shares of common stock were subject to outstanding employee stock options and reserved for future issuance.

Voting Rights.    The holders of common stock are entitled to one vote per share, unless otherwise provided by law, and are not entitled to cumulative voting rights in the election of directors. As a result, the holders of more than 50% of the shares of our common stock voting in the election of directors (subject to the voting rights of any preferred shares then outstanding) may elect all of the directors then standing for election if they choose to do so. In such event, the holders of the remaining less than 50% of the shares voting for the election of directors are not able to elect any person or persons to the Board of Directors.

Dividend Rights.    Subject to any preferences for preferred shares then outstanding, each share of our common stock is entitled to participate equally in dividends as and when declared by the Board of Directors out of funds legally available therefor. The payment of dividends is further subject to certain regulatory restrictions which prohibits us from paying any dividends except from retained earnings. As of June 30, 2005, we have retained earnings of approximately $11.3 million.

Preemptive Rights.    The holders of our common stock do not have any preemptive or preferential rights to purchase or to subscribe for any additional shares of common stock or any other securities that may be issued by us.

Assessment and Redemption.    The shares of common stock presently outstanding are, and the shares that will be issued in connection with this offering will be, fully paid and non-assessable. There is no provision for redemption or conversion of our common stock.

Liquidation Rights.    In the event of liquidation, dissolution or winding up of First Security, whether voluntarily or involuntarily, the holders of our common stock (and the holders of any class or series of preferred stock entitled to participate with our common stock in the distribution of assets) will be entitled to share ratably in any of the net assets or funds which are available for distribution to shareholders, after the satisfaction of all liabilities or after adequate provision is made therefor and after distribution to holders of any class of stock having preference over our common stock in the case of liquidation.

Preferred Stock.    Our Charter does not currently authorize the Board of Directors to issue any shares of preferred stock. Any amendment to the Charter authorizing the issuance of preferred stock will require the prior approval of the holders of a majority of our common stock then issued and outstanding.

Certain Takeover Considerations.    Subject to the application of the Tennessee Business Combination Act and the Tennessee Control Share Acquisition Act, the affirmative vote of the holders of a majority of our issued and outstanding capital stock is generally required with respect to a merger, exchange offer or the sale of all or substantially all of our assets.

Various antitakeover protections for Tennessee corporations are set forth in the Tennessee Business Corporation Act, the Business Combination Act, the Control Share Acquisition Act, the Greenmail Act and the Investor Protection Act. Because our common stock is registered with the SEC under the Securities Exchange Act of 1934, the Business Combination Act automatically applies to us unless our shareholders adopt a charter or bylaw amendment which expressly excludes us from the anti-takeover provisions of the Business Combination Act two years prior to a proposed takeover. Our Board of Directors has no present intention of recommending such charter or bylaw amendment.

The Business Combination Act imposes a five-year standstill on transactions such as mergers, share exchanges, sales of significant assets, liquidations and other interested party transactions between Tennessee corporations and “interested shareholders” and their associates or affiliates, unless the business combination is approved by the Board of Directors before the interested shareholder acquires 10% or more of the beneficial ownership of any class of the corporation’s voting securities. Thereafter, the transaction either requires a two-thirds vote of the shareholders other than the interested shareholder or must satisfy certain fair price standards.

The Business Combination Act also provides exculpatory protection for the Board of Directors in refusing to waive the protections afforded us under the Business Combination Act and/or Control Share Act, or for resisting mergers, exchanges, tender offers and similar transactions based on criteria other than price. A Tennessee corporation’s charter may specifically authorize the members of its board of directors, in the exercise of their judgment, to give due consideration to factors other than price and to consider whether a merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation’s employees, customers, suppliers, the communities in which the corporation operates or any other relevant factor in the exercise of their fiduciary duty to the shareholders. Our Charter authorizes our Board of Directors to take into consideration, in addition to price, the following factors in connection with a merger, tender offer or other proposed business combination:

(a)	the business, financial condition and earnings prospects of the acquiring person;

(b)	the competence, experience and integrity of the acquiring person;

(c)	our prospects as an independent entity; and

(d)	the social and economic impact of the proposed transaction on us and our employers, depositors, loan and other customers, creditors and the communities in which we operate.

The provisions of our Charter may have the effect of protecting us from unwanted takeover bids because the Board of Directors is permitted by the Charter to take into account in good faith all relevant factors in performing its duly authorized duties.

The Control Share Acquisition Act limits the voting rights of shares owned by a person above certain percentage thresholds (generally 20%) unless the noninterested shareholders of the corporation approve the acquisition of additional shares by the interested shareholder above the designated threshold. However, the Control Share Acquisition Act applies only to corporations whose charter or bylaws contain an express declaration that control share acquisitions are to be governed by the Control Share Acquisition Act. In addition, the charter or bylaws may specifically provide for the redemption of the control shares (shares in excess of the designated threshold) or appraisal rights for dissenting shareholders in a control share transaction. Neither our Charter nor our Bylaws currently contain a provision which subjects us to the provisions of the Control Share Acquisition Act, and our Board of Directors has no present intention of adopting any such bylaw amendment. However, our Board of Directors could adopt such a bylaw amendment at any future time by majority vote based on facts and circumstances then present.

The Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Greenmail Act, we may not purchase any of our shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by us or we make an offer, of at least equal value per share, to all shareholders of such class.

The Investor Protection Act generally requires the registration, or an exemption from registration, before a person can make a tender offer for shares of a Tennessee corporation which, if successful, would result in the offer or beneficially owning more than 10% of any class. Registration requires the filing with the Tennessee Commissioner of Commerce and Insurance of a registration statement, a copy of which must be sent to the target company, and the public disclosure of the material terms of the proposed offer. The Investor Protection Act also prohibits fraudulent and deceptive practices in connection with takeover offers, and provides remedies for violations.

The Investor Protection Act does not apply to an offer involving a vote by holders of equity securities of the offered company, pursuant to its certificate of incorporation, on a merger, consolidation or sale of corporate assets in consideration of the issuance of securities of another corporation, or on a sale of its securities in exchange for cash or securities of another corporation. Also excluded from the Investor Protection Act are tender offers which are open on substantially equal terms to all shareholders, are recommended by the board of directors of the target company and include full disclosure of all terms.

The provisions described above, to the extent applicable, will have the general effect of discouraging, or rendering more difficult, unfriendly takeover or acquisition attempts. Consequently, such provisions would be beneficial to current management in an unfriendly takeover attempt but could have an adverse effect on shareholders who might wish to participate in such a transaction. However, we believe that such provisions are advantageous to our shareholders in that they will permit management and the shareholders to carefully consider and understand a proposed acquisition, lead to higher offering prices, and require a higher level of shareholder participation in the decision if the transaction is not approved by our Board of Directors.

UNDERWRITING

The underwriters named below are acting through their representative, Keefe, Bruyette & Woods, Inc. Subject to the terms and conditions contained in the underwriting agreement between us and the representative of the underwriters, each underwriter named below has severally agreed to purchase from us, and we have agreed to sell them, the number of shares of common stock indicated opposite the name of each underwriter, at the public offering price less the underwriting discount set forth on the cover page of this prospectus:

Name of Underwriter	Number of Shares
Keefe, Bruyette & Woods, Inc.	2,670,000
Raymond James & Associates, Inc.	1,112,500
Sterne, Agee & Leach, Inc.	667,500
Morgan Keegan & Company, Inc.	40,000
Wunderlich Securities, Inc.	10,000

Total	4,500,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Subject to these conditions, the underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until this option is exercised.

Over-Allotment Option

We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 675,000 additional shares of common stock at the public offering price, less the underwriting discount and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of our common stock offered by this prospectus.

Commissions and Expenses

The underwriters propose to offer our common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $0.42 per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $0.10 per share on sales to other brokers and dealers. After the public offering of our common stock, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	Total Without Over-Allotment Exercise	Total With Over-Allotment Exercise
Public offering price	$10.00	$45,000,000	$51,750,000
Underwriting discount payable by us	$0.70	$3,150,000	$3,622,500
Proceeds to us before expenses	$9.30	$41,850,000	$48,127,500

We estimate that the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $800 thousand, and are payable by us.

Determination of Offering Price

There is no established public trading market for the shares of our common stock. The public offering price was determined by negotiation between us and the underwriters. The principal factors that were considered in determining the offering price included the following:

•	the prevailing market and general economic conditions;

•	our results of operations in recent periods;

•	the price to earnings and price to book value multiples of publicly-traded common stock of comparable companies;

•	our current financial position, including, but not limited to, our shareholders’ equity and the composition of assets and liabilities reflected on our balance sheet;

•	our business potential and prospects in our principal market area;

•	an assessment of our management; and

•	the history of, and prospects for, the industry in which we operate.

In determining the final price, the factors described above were not assigned any particular weight. Rather, these factors were considered as a totality in setting our offering price.

We cannot assure you that an active trading market will develop for our common stock or that our common stock will trade in the market subsequent to the offering at or above the initial public offering price. Our common stock was recently approved for quotation on the Nasdaq National Market under the symbol “FSGI.” There are continuing eligibility requirements of companies listed on the Nasdaq National Market. If we are not able to continue to satisfy the eligibility requirements for the Nasdaq National Market, then our stock may be delisted. See “Risk Factors—There is a limited market for shares of our common stock” on page 18.

Indemnity

We have agreed to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transaction and penalty bids.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase common stock through exercise of the over-allotment option. If the underwriters sell more common stock than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when our common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters and any selling group members who are qualified market makers on The Nasdaq Stock Market may engage in passive market making transactions in our common stock on The Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in our common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriters

The underwriters and some of their respective affiliates have performed and expect to continue to perform financial advisory and investment banking services for us in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for such services.

Our common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

At our request, the underwriters have reserved shares of our common stock for sale in a directed share program to our directors, officers and employees, and other persons with whom we have a business relationship, who have expressed an interest in participating in this offering. We expect these persons to purchase no more than 5% of the common stock offered in this offering. Any reserved shares that are not purchased may be reallocated to other persons for whom such shares are reserved, or sold to the general public. The number of shares available for sale to the general public will be reduced to the extent persons purchase these reserved shares. Those purchases will be made on the same terms and conditions as purchasers unrelated to us and the shares under this program will be subject to a 180-day lock-up arrangement.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no established public trading market for our common stock. No prediction can be made as to the effect, if any, that the availability of common stock issued in this offering for sale will have on the market price of our shares. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

We will have 17,234,060 shares of common stock outstanding after completion of this offering (plus any shares issued upon exercise of the underwriters’ over-allotment option) and 1,007,194 shares of common stock issuable upon the exercise of outstanding options. Of these shares, all of the shares sold in this offering (26.1% of the shares to be issued and outstanding) plus any shares which may be issued upon exercise of the underwriters’ over-allotment option will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act), which shares will be subject to the resale limitations of Rule 144. “Restricted securities” may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 144(k) promulgated under the Securities Act, which are summarized below.

Taking into account the lock-up agreements described below, and assuming Keefe, Bruyette & Woods, Inc. does not release any parties from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the effective date of this offering, the 4,500,000 shares of common stock sold in this offering (but excluding any shares purchased under the directed share program) and the other 11,794,825 shares of common stock not subject to lock-up agreements or held by affiliates will be immediately available for sale in the public market; and

•	beginning 180 days after the date of this prospectus, the expiration date for the lock-up agreements, approximately 939,235 shares of common stock held by affiliates will be eligible for sale pursuant to Rule 144, including the volume restrictions described below.

Lock-Up Agreements

We, and each of our directors and executive officers (who will beneficially own a total of 1,307,055 shares after this offering) have agreed, for a period of 180 days after the date of the underwriting agreement, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or to enter into any swap or any other agreement or any transaction that transfers the economic consequences of ownership of our common stock, without, in each case, the prior written consent of Keefe, Bruyette & Woods, Inc., subject to certain specified exceptions. These restrictions expressly preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

The 180-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event related to us occurs.

The underwriters presently have no intention to allow any shares of common stock to be sold or otherwise offered by us or our directors and executive officers prior to the expiration of the 180 day lock-up period. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) or 701, shares subject to lock-up agreements will not be eligible for sale until these agreements expire or are waived by Keefe, Bruyette & Woods, Inc. on behalf of the underwriters. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless such sale meets the conditions and restrictions of Rule 144 as described below.

Rule 144

In general, under Rule 144, as currently in effect, any person or persons whose shares are required to be aggregated, including an affiliate of ours, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three month period, commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the then outstanding common stock; or

•	the average weekly trading volume in our common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the SEC.

Sales under Rule 144 are also subject to provisions relating to notice and manner of sale and the availability of current public information about us during the 90 days immediately preceding a sale. In addition, a person who is not an affiliate of ours during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Benefit Plan Shares

We have filed registration statements on Form S-8 under the Securities Act to register shares of our common stock to be issued under our stock option plans. As of the date hereof, 1,007,194 of our shares of common stock are subject to outstanding options, of which options to purchase 802,993 shares are vested. A total of 1,537,843 shares of common stock, issuable upon the exercise of options or reserved for future issuance under our stock option plans, have been registered on Form S-8 registration statements. Shares covered by these registration statements are freely tradable, subject to vesting provisions, terms of the lock-up agreements and, in the case of affiliates only, the restrictions of Rule 144 other than the holding period requirement.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Powell Goldstein LLP, Atlanta, Georgia. Certain legal matters in connection with this offering will be passed upon for the underwriters by Alston & Bird LLP, Atlanta, Georgia.

EXPERTS

The financial statements included in this prospectus, to the extent and for the periods indicated in their reports, have been audited by Joseph Decosimo and Company, PLLC, independent registered public accounting firm, as indicated in their reports with respect to the financial statements. These financial statements and the information derived from the report referenced in them are included in this prospectus in reliance upon the authority of Joseph Decosimo and Company, PLLC as an expert in giving these kinds of reports.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC pursuant to the information requirements of the Securities Exchange Act of 1934. You can read and copy these reports, proxy statements and other information concerning us at the SEC’s Public Reference Room at 100 F Street, N., Washington, D.C. 20549. Please call the SEC at (202) 942-8090 for further information on the Public Reference Room. You can review our electronically filed reports, proxy and information statements on the SEC’s internet site at http://www.sec.gov. Our filings are also available on our website at http://www.FSGBank.com

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to our company and our common stock, reference is made to the registration statement and the exhibits and any schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. You can obtain a copy of the full registration statement, including the exhibits and schedules thereto, from the SEC as indicated above.

Management’s Report on Internal Controls Over Financial Reporting

Management of First Security Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. First Security Group, Inc.’s internal control over financial reporting is a process designed to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are executed in accordance with appropriate management authorization and accounting records are reliable for the preparation of financial statements in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In reliance on the guidance set forth in Question 3 of a “Frequently Asked Questions” interpretive release issued by the staff of the Securities and Exchange Commission’s Office of the Chief Accountant and the Division of Corporation Finance in June 2004 (and revised on October 6, 2004), our management determined that it would exclude Kenesaw Leasing, Inc. and J&S Leasing, Inc. (the “Leasing Companies”) from the scope of its assessment of internal control over financial reporting as of December 31, 2004. The reason for the exclusion is that the Leasing Companies were acquired by First Security Group, Inc. in a purchase business combination that was completed in October 2004, and it was not possible for management to conduct an assessment of the Leasing Companies’ internal control over financial reporting in the period between the date the combination was completed and the date of management’s assessment. The Leasing Companies represented $61.4 million in total assets as of December 31, 2004 and total revenues (before interest expense, provision for lease losses, operating expenses including taxes, and gain on business combination) of $2.1 million since the date of acquisition. See Note 2, Business Combinations, of the Notes to the Consolidated Financial Statements.

Management assessed the effectiveness of First Security Group, Inc.’s internal control over financial reporting as of December 31, 2004. Management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of First Security Group, Inc.’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on this assessment, management determined that, as of December 31, 2004, First Security Group, Inc. maintained effective internal control over financial reporting.

Joseph Decosimo and Company, PLLC, independent registered public accounting firm, who audited and reported on the consolidated financial statements of First Security Group, Inc., has issued an attestation report on management’s assessment of internal control over financial reporting, which is included herein.

DECOSIMO CERTIFIED PUBLIC ACCOUNTANTS	Joseph Decosimo and Company, PLLC Suite 1100—Two Union Square Chattanooga, Tennessee 37402 www.decosimo.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

First Security Group, Inc.

Chattanooga, Tennessee

We have audited management’s assessment, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting,” that First Security Group, Inc. and subsidiary maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). First Security Group, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of First Security Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying “Management’s Report on Internal Control over Financial Reporting,” management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Kenesaw Leasing, Inc. and J&S Leasing, Inc. (the “Leasing Companies”), which are included in the 2004 consolidated financial statements of First Security Group, Inc. and subsidiary and constituted approximately $61.4 million of total assets as of December 31, 2004, and approximately $2.1 million of total revenues before interest expense, provision for lease losses, operating expenses including taxes, and gain on business combination, from the date of acquisition, for the year then ended. Management did not assess the effectiveness of internal control over financial reporting at this entity because it was acquired by the Company in a purchase business combination in October 2004, and management believes it was not possible for management to conduct an assessment of the Leasing Companies’ internal control over financial reporting in the period between the consummation date and the date of management’s assessment. Our audit of internal control over financial reporting of First Security Group, Inc. also did not include an evaluation of the internal control over financial reporting of the Leasing Companies.

In our opinion, management’s assessment that First Security Group, Inc. and subsidiary maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, First Security Group, Inc. and subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004, of First Security Group, Inc. and subsidiary and our report dated February 4, 2005, expressed an unqualified opinion on those consolidated financial statements.

/s/    Joseph Decosimo and Company, PLLC

Chattanooga, Tennessee

April 29, 2005

DECOSIMO CERTIFIED PUBLIC ACCOUNTANTS	Joseph Decosimo and Company, PLLC Suite 1100—Two Union Square Chattanooga, Tennessee 37402 www.decosimo.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

First Security Group, Inc.

Chattanooga, Tennessee

We have audited the accompanying consolidated balance sheets of First Security Group, Inc. and subsidiary (Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Security Group, Inc. and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/    Joseph Decosimo and Company, PLLC

Chattanooga, Tennessee

February 4, 2005

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

	2004	2003
	(in thousands)
ASSETS
Cash and Due from Banks	$15,935	$25,662

Federal Funds Sold and Securities Purchased Under Agreements to Resell	—	6,972

Cash and Cash Equivalents	15,935	32,634

Interest-Bearing Deposits in Banks	605	4,512

Securities Available for Sale	110,023	86,499

Loans Held for Sale	6,073	3,011
Loans	586,284	475,002

Total Loans	592,357	478,013
Less: Allowance for Loan Losses	8,312	5,827

	584,045	472,186

Premises and Equipment, net	26,295	24,517

Goodwill	12,430	12,556

Core Deposit and License Fee Intangibles	2,844	3,148

Other Assets	14,514	8,713

TOTAL ASSETS	$766,691	$644,765

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Deposits—
Noninterest-Bearing Demand	$109,325	$100,192
Interest-Bearing Demand	54,454	51,505

	163,779	151,697

Savings and Money Market Accounts	147,342	128,662

Time Deposits—
Certificates of Deposit of $100 thousand or more	106,474	94,083
Certificates of Deposit of less than $100 thousand	157,886	163,422
Brokered Certificates of Deposit	65,045	2,440

	329,405	259,945

Total Deposits	640,526	540,304
Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	23,255	12,069
Security Deposits—Leases	3,379	—
Other Borrowings	4,150	6,159
Other Liabilities	8,936	3,795

Total Liabilities	680,246	562,327

STOCKHOLDERS’ EQUITY
Common Stock—$.01 par value—20,000,000 shares authorized; 12,705,044 shares issued for 2004; 12,701,840 shares issued for 2003	88	88
Paid-In Surplus	77,981	77,958
Retained Earnings	8,262	3,995
Accumulated Other Comprehensive Income	114	430
Deferred Compensation on Restricted Stock	—	(33)

Total Stockholders’ Equity	86,445	82,438

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$766,691	$644,765

The accompanying notes are an integral part of the financial statements.

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2004, 2003 and 2002

(in thousands, except per share data)

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
INTEREST INCOME
Loans, including fees	$34,327	$28,690	$23,144
Debt Securities—taxable	2,239	1,904	1,937
Debt Securities—nontaxable	873	522	70
Other	332	438	470

Total Interest Income	37,771	31,554	25,621

INTEREST EXPENSE
Interest-Bearing Demand Deposits	183	121	249
Savings Deposits and Money Market Accounts	1,144	1,305	1,583
Certificates of Deposit of $100 thousand or more	2,522	2,748	2,450
Certificates of Deposit of less than $100 thousand	3,988	4,136	3,665
Brokered Certificates of Deposit	263	114	—
Other	659	473	470

Total Interest Expense	8,759	8,897	8,417

NET INTEREST INCOME	29,012	22,657	17,204
Provision for Loan Losses	3,399	2,122	1,948

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	25,613	20,535	15,256

NONINTEREST INCOME
Service Charges on Deposit Accounts	3,873	2,382	1,858
Other	2,394	2,912	1,875
Gain on Sales of Available-for-Sale Securities, net	84	24	86

Total Noninterest Income	6,351	5,318	3,819

NONINTEREST EXPENSES
Salaries and Employee Benefits	14,776	12,014	8,299
Expense on Premises and Fixed Assets, net of rental income	4,262	4,701	2,177
Other	8,079	5,563	4,439

Total Noninterest Expenses	27,117	22,278	14,915

INCOME BEFORE INCOME TAX PROVISION	4,847	3,575	4,160
Income Tax Provision	1,365	1,119	1,558

INCOME BEFORE EXTRAORDINARY ITEM	3,482	2,456	2,602
Extraordinary Gain on Business Combination, net of income tax of $481	785	—	—

NET INCOME	$4,267	$2,456	$2,602

NET INCOME PER SHARE:
Net income Per Share Before Extraordinary Item—Basic	$0.28	$0.20	$0.28
Extraordinary Item—Basic	0.06	—	—

Net Income Per Share—Basic	$0.34	$0.20	$0.28

Net income Per Share Before Extraordinary Item—Diluted	$0.27	$0.20	$0.27
Extraordinary Item—Diluted	0.06	—	—

Net Income Per Share—Diluted	$0.33	$0.20	$0.27

The accompanying notes are an integral part of the financial statements.

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended December 31, 2004, 2003 and 2002

(in thousands)

	Common Stock		Paid-In Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Deferred Compensation on Restricted Stock	Total Stockholders’ Equity	Total Comprehensive Income
	Shares	Amount
BALANCE—December 31, 2001	7,205	$50	$40,054	$(1,063)	$224	$—	$39,265

Issuance of Common Stock	3,709	26	25,669				25,695

Comprehensive Income—
Net Income				2,602			2,602	$2,602

Change in Net Unrealized Gain on Securities Available for Sale, net of tax					371		371	371

Total Comprehensive Income								$2,973

BALANCE—December 31, 2002	10,914	76	65,723	1,539	595	—	67,933

Issuance of Common Stock	1,788	12	12,235			(33)	12,214

Comprehensive Income—
Net Income				2,456			2,456	$2,456

Change in Net Unrealized Loss on Securities Available for Sale, net of tax					(165)		(165)	(165)

Total Comprehensive Income								$2,291

BALANCE—December 31, 2003	12,702	88	77,958	3,995	430	(33)	82,438
Issuance of Common Stock	3		23			33	56

Comprehensive Income—
Net Income				4,267			4,267	$4,267

Change in Net Unrealized Loss on Securities Available for Sale, net of tax					(316)		(316)	(316)

Total Comprehensive Income								$3,951

BALANCE—December 31, 2004	12,705	$88	$77,981	$8,262	$114	$—	$86,445

The accompanying notes are an integral part of the financial statements.

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004, 2003 and 2002

(in thousands)

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$4,267	$2,456	$2,602
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities—
Provision for Loan Losses	3,399	2,122	1,948
Gain on Business Combination	(1,266)	—	—
Gain on Sale of Securities Available-for-Sale	(84)	(24)	(86)
Loss (Gain) on Sale of Premises and Equipment	13	(39)	(36)
Net Amortization	1,512	1,487	333
Amortization of Deferred Compensation	33	167	—
Depreciation	1,710	1,236	772
Deferred Income Taxes	617	571	167
Changes in Operating Assets and Liabilities—
Decrease (Increase) in—
Interest Receivable	(222)	5	(95)
Other Assets	2,591	(1,704)	(1,013)
Increase (Decrease) in—
Interest Payable	(283)	(148)	(465)
Income Tax Payable	44	(593)	(256)
Other Liabilities	4,518	(942)	240

Net Cash Provided by Operating Activities	16,849	4,594	4,111

CASH FLOWS FROM INVESTING ACTIVITIES
Activity in Available-for-Sale Securities—
Sales	8,513	2,555	12,537
Maturities, Prepayments and Calls	42,555	26,613	18,734
Purchases	(75,695)	(53,460)	(34,921)
Net Decrease (Increase) in Interest-Bearing Deposits in Banks	3,907	(806)	(1,895)
Proceeds from Sale of Premises and Equipment	—	322	35
Loan Originations and Principal Collections, net	(64,200)	(61,720)	(36,721)
License Agreement	(500)	—	—
Purchase Accounting Adjustment to Goodwill	(56)	—	—
Additions to Premises and Equipment	(3,243)	(7,284)	(2,468)
Net Cash (Paid) Acquired in Transactions Accounted for Under the Purchase Method of Accounting	(12,527)	44,762	5,182

Net Cash Used in Investing Activities	(101,246)	(49,018)	(39,517)

CASH FLOWS FROM FINANCING ACTIVITIES
Net Increase in Deposits	100,222	34,690	44,704
Net Increase (Decrease) in Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	11,186	347	(9,806)
Proceeds from Issuance of Common Stock	23	—	25,695
Proceeds from Issuance of Common Stock Under Stock Option Plan	—	557	—
Payments Under Line of Credit	(41,724)	—	—
Net (Repayments to) Advances from Other Borrowings	(2,009)	(3,009)	1,387

Net Cash Provided by Financing Activities	67,698	32,585	61,980

The accompanying notes are an integral part of the financial statements.

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

Years Ended December 31, 2004, 2003 and 2002

(in thousands)

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	$(16,699)	$(11,839)	$26,574

CASH AND CASH EQUIVALENTS—beginning of year	32,634	44,473	17,899

CASH AND CASH EQUIVALENTS—end of year	$15,935	$32,634	$44,473

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES
Unrealized (Depreciation) Appreciation of Securities, net of deferred taxes of $(163), $(86) and $156 for 2004, 2003 and 2002, respectively	$(316)	$(165)	$371
Issuance of Common Stock Pursuant to Incentive Plan	$—	$200	$—
Foreclosed Properties and Repossessions	$4,131	$430	$241
Purchase Accounting Adjustment to Goodwill	$182	$—	$—

SUPPLEMENTAL SCHEDULE OF CASH FLOWS
Interest Paid	$9,042	$9,045	$8,882
Income Taxes Paid	$716	$1,800	$1,955

ACQUISITIONS
Assets (Noncash) Acquired in Business Combination	$59,777	$92,738	$55,483
Liabilities Assumed in Business Combination	$45,511	$126,004	$46,879
Issuance of Common Stock in Business Combination	$—	$11,487	$—

The accompanying notes are an integral part of the financial statements.

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Security Group, Inc. is a bank holding company organized for the principal purpose of acquiring, developing and managing banks. The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry.

The significant accounting policies and practices followed by the Company are as follows:

BASIS OF CONSOLIDATION—The consolidated financial statements include the accounts of First Security Group, Inc. and its wholly-owned subsidiary, FSGBank, National Association (the Bank) (collectively referred to as the Company in the accompanying notes to the consolidated financial statements). All significant intercompany balances and transactions have been eliminated in consolidation.

During 2003, First Security Group, Inc.’s wholly-owned subsidiaries, Dalton Whitfield Bank, Frontier Bank and First State Bank, converted from state chartered banks to national banks. Subsequent to the conversions, each bank became known as FSGBank and were merged into one bank.

NATURE OF OPERATIONS—The Company is headquartered in Chattanooga, Tennessee, and provides banking services through the Bank to the various communities in East Tennessee and North Georgia. The commercial banking operations are primarily retail-oriented and aimed at individuals and small to medium-sized local businesses. The Bank provides traditional banking services, which include obtaining demand and time deposits and the making of secured and nonsecured consumer and commercial loans.

BUSINESS COMBINATIONS—Statement of Financial Accounting Standards No. 141, “Business Combinations” (SFAS 141) requires that all business combinations initiated after June 30, 2001, be accounted for by the purchase method. Under the purchase method, net assets of the acquired business are recorded at their estimated fair values as of the date of acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. The Company typically provides an allocation period, not to exceed one year, to identify and determine the fair values of the assets acquired and liabilities assumed in business purchases. Results of operations of the acquired business are included in the income statement from the date of acquisition.

CASH AND CASH EQUIVALENTS—For the purpose of presentation in the statements of cash flows, the Company considers all cash and amounts due from depository institutions to be cash equivalents. The Bank is required to maintain noninterest-bearing average reserve balances with the Federal Reserve Bank.

INTEREST-BEARING DEPOSITS IN BANKS—Interest-bearing deposits in banks mature within one to four years and are carried at cost.

SECURITIES—Securities that management does not have the intent or ability to hold to maturity are classified as available-for-sale and recorded at fair value. Unrealized gains and losses are excluded from earnings and reported in other comprehensive income, net of tax. Purchase premiums and discounts are recognized in interest income using methods approximating the interest method over the terms of the securities. Gains and losses on sale of securities are determined using the specific identification method.

LOANS—Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company also engages in direct lease financing through two wholly owned subsidiaries of the Bank. The net investment in direct financing leases is the sum of all minimum lease payments and estimated residual values, less unearned income. Unearned income is added to interest income over the term of the leases to produce a level yield.

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral-dependent. When the fair value of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a specific reserve allocation which is a component of the allowance for loan losses.

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well collateralized and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is generally classified as nonaccrual. At management’s discretion, loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

LOANS HELD FOR SALE—At December 31, 2004 and 2003, loans held for sale included residential mortgage loans originated for sale into the secondary market. Loans held for sale are carried at the lower of aggregate cost or fair value.

LOAN ORIGINATION FEES—Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield over the lives of the related loans.

INTEREST INCOME ON LOANS—Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed.

ALLOWANCE FOR LOAN LOSSES—The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management’s periodic evaluation of the allowance is based on the Company’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and current economic conditions. Any difference between the loan’s fair value and carrying amount is recorded as a reserve for loan losses. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

The allowance for loan losses reflects management’s assessment and estimate of the risks associated with extending credit and its evaluation of the quality of the loan portfolio. The Company periodically analyzes the commercial loan portfolio in an effort to establish an allowance for loan losses that it believes will be adequate in light of anticipated risks and loan losses. In assessing the adequacy of the allowance, the Company reviews the size, quality and risk of loans in the portfolio. The Company also, on at least a quarterly basis, considers such factors as:

•	the Company’s loan loss experience;

•	the amount of past due and nonperforming loans;

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	specific known risks;

•	the status and amount of past due and nonperforming assets;

•	underlying estimated values of collateral securing loans;

•	current economic conditions; and

•	other factors which management believes affect the allowance for potential credit losses.

An analysis of the credit quality of the loan portfolio and the adequacy of the allowance for loan losses is prepared by the Company and is presented to the board of directors on a regular basis.

PREMISES AND EQUIPMENT—Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Expenditures for repairs, maintenance and minor improvements are charged to expense as incurred and additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable property, the cost and related accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations.

Depreciation is provided using the straight-line method over the estimated lives of the depreciable assets. Buildings are depreciated over a period of forty years. Leasehold, land and building improvements are depreciated over a ten year period. Furniture, fixtures and equipment and autos are depreciated over an estimated life of three to seven years. Deferred income taxes are provided for differences in the computation of depreciation for book and tax purposes.

GOODWILL AND OTHER INTANGIBLE ASSETS—Goodwill represents the cost in excess of the fair value of the net assets acquired. Other intangible assets represent premiums paid for acquisitions of core deposits (core deposit intangibles) and license fees. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” (SFAS 142). Under the new standard, goodwill, including that acquired before initial application of the standard, will no longer be amortized but will be tested for impairment at least annually, beginning in the year of adoption.

The Company has completed the annual impairment test for fiscal 2004 and 2003 as required by the statement and determined goodwill was not impaired. Any subsequent impairment losses will be reflected in operations in the consolidated statements of income.

Identified finite-lived intangible assets will be amortized over their useful lives and reviewed for impairment when circumstances warrant. Core deposit intangibles are being amortized on an accelerated basis over 10 years. Prior to the adoption of SFAS 142, the Company’s goodwill was amortized on the straight-line basis over a period of 15 years. The gross carrying amount of the core deposit intangible is $3,800 thousand at December 31, 2004 and 2003, and the accumulated amortization was $1,448 thousand for 2004 and $652 thousand for 2003. The Company also had an amortizing intangible asset associated with the purchase of a license fee agreements related to operating Latino branches within our marketing area. These license agreements are amortized over a period of 10 years. The gross carrying amount of these license fees is $500 thousand at December 31, 2004, and the accumulated amortization and license fee amortization expense recognized is $8 thousand for 2004. Amortization expense related to core deposit intangible assets for the next five years is as follows: $596 thousand in 2005, $453 thousand in 2006, $350 thousand in 2007, $273 thousand in 2008, and $216 thousand in 2009. Amortization expense related to license fee intangible assets for the next five years is $50 thousand per year.

FORECLOSED PROPERTIES AND REPOSSESSIONS—Foreclosed properties are comprised principally of residential real estate properties obtained in partial or total satisfaction of nonperforming loans. Repossessions

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

are primarily comprised of heavy equipment and other machinery, obtained in partial or total satisfaction of loans. Foreclosed properties and repossessions are recorded at their estimated fair value less anticipated selling costs based upon the property’s or item’s appraised value at the date of transfer, with any difference between the fair value of the property and the carrying value of the loan charged to the allowance for loan losses. Subsequent changes in values are reported as adjustments to the carrying amount, not to exceed the initial carrying value of the assets at the time of transfer. Gains or losses not previously recognized resulting from the sale of foreclosed properties or other repossessed items are recognized on the date of sale. At December 31, 2004 and 2003, the Company had $2,338 thousand and $536 thousand of foreclosed properties, respectively, and $2,472 thousand and $143 thousand of other repossessed items, respectively.

INCOME TAXES—The consolidated financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes and for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

FINANCIAL INSTRUMENTS—In the ordinary course of business, the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

ADVERTISING COSTS—Advertising costs are charged to expense when incurred.

STOCK-BASED COMPENSATION—The Company accounts for its stock-based compensation plans using the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25) and has elected the disclosure option of SFAS No. 123 “Accounting for Stock-Based Compensation,” which allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting.

See Note 14 for required disclosures under the aforementioned Statements.

ESTIMATES AND UNCERTAINTIES—The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PER SHARE DATA—Basic net income per share represents net income divided by the weighted average number of shares outstanding during the period. Diluted net income per share reflects additional shares that would have been outstanding if dilutive potential shares had been issued, as well as any adjustment to income that would result from the assumed issuance.

COMPREHENSIVE INCOME—Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SEGMENT REPORTING—Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” provides for the identification of reportable segments on the basis of discreet business units and their financial information to the extent such units are reviewed by an entity’s chief decision maker (which can be an individual or group of management persons). The statement permits aggregation or combination of segments that have similar characteristics. The operations of First Security Group, Inc. and the Bank have similar economic characteristics and are similar in each of the following areas: the nature of products and services, the nature of production processes, the type of customers, the methods of distribution, and the nature of their regulatory environment. Accordingly, the Company’s consolidated financial statements reflect the presentation of segment information on an aggregated basis in one reportable segment.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES—The Company currently does not have any derivative instruments that require fair value measurement under generally accepted accounting principles.

RECLASSIFICATIONS—Certain reclassifications have been made to the prior years’ financial statements to conform to the current year presentation.

RECENT ACCOUNTING PRONOUNCEMENTS—In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, Share-Based Payment, (“SFAS No. 123R”). This Statement is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. Under APB No. 25, issuing stock options to employees generally resulted in recognition of no compensation cost. SFAS No. 123R requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period which is usually the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. For public entities that do not file as small business issuers, SFAS No. 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. We are currently evaluating the provisions of SFAS No. 123R to determine its impact on our future financial statements.

In March 2004, the FASB’s Emerging Issues Task Force (EITF) concluded its discussion of Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” A consensus was reached regarding disclosures about unrealized losses on available-for-sale debt and equity securities accounted for under FASB Statements No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations.” The EITF provided guidance for evaluating whether an investment is other-than-temporarily impaired. Initially, this guidance was to be applied in other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. The EITF has subsequently delayed the effective date of this pronouncement as it relates to other-than-temporary impairment valuation pending further discussion of the definition of “other-than-temporarily impaired.” The EITF consensus also requires certain quantitative and qualitative disclosures which were effective in annual financial statements for fiscal years ending after December 15, 2003, for investments accounted for under Statements 115 and 124. For all other investments within the scope of this Issue, the disclosures are effective in annual financial statements for fiscal years ending after June 15, 2004. The additional disclosures for cost method investments are effective for fiscal years ending after June 15, 2004. The EITF consensus is not expected to have a material effect on First Security’s consolidated financial statements.

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2003, the Financial Accounting Standards Board issued FIN 46-R, Consolidation of Variable Interest Entities, (“FIN 46-R”). This Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities. For enterprises that are not small business issuers, FIN 46-R is to be applied to all variable interest entities by the end of the first reporting period ending after March 15, 2004. Our adoption of FIN 46-R did not have an impact on our financial condition or results of operations.

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, “Accounting for Certain Loans and Debt Securities Acquired in a Transfer” (SOP 03-3). SOP 03-3 addresses accounting for differences between contractual cash flows expected to be collected and an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans and debt securities acquired in purchase business combinations. SOP 03-3 limits the yield that may be accreted (accretable yield) to the excess of the investor’s estimate of undiscounted expected principal, interest and other cash flows (cash flows expected at acquisition to be collected) over the investor’s initial investment in the loan. SOP 03-3 requires that the excess of contractual cash flows over cash flows to be collected (nonaccretable difference) not be recognized as an adjustment of yield, loss accrual or valuation allowance. SOP 03-3 prohibits investors from displaying accretable yield and nonaccretable difference on the balance sheet. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as an impairment. SOP 03-3 prohibits “carrying over” or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of SOP 03-3. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The Company does not anticipate that the adoption of SOP 03-3 will have a material impact on its financial condition or results of operations.

NOTE 2—BUSINESS COMBINATIONS

Effective October 1, 2004, First Security acquired 100% of the outstanding common shares of Kenesaw Leasing, Inc. and J&S Leasing, Inc. Both leasing companies were wholly owned subsidiaries of National Bank of Commerce (NBC). These companies are located in our immediate market area of Knoxville, Tennessee and were acquired to diversify our loan portfolio and enhance our revenue.

The purchase price of the acquisition was $13,000 thousand, with $205 thousand in acquisition costs, such as legal and accounting fees. The acquisition resulted in the recognition of an extraordinary gain of $785, net of tax. The Company allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition as indicated below. The sum of the amounts assigned to assets acquired and liabilities assumed resulted in excess fair value of the net assets over the cost of the acquired entities. The excess was recognized as an extraordinary gain as the assets acquired by the Company consisted of financial assets and other current assets meeting the exception criteria of SFAS No. 141. The results of operations for the former Kenesaw Leasing and J&S Leasing are included in the consolidated financial statements beginning October 1, 2004.

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarized the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition.

(in thousands)
Cash and Due from Banks	$473

Leases	60,579
Less: Allowance for Lease Losses	2,011

Net Leases	58,568

Premises and Equipment, net	76

Other Assets	4,039

Total Assets Acquired	63,156

Line of Credit—NBC	(41,724)
Other Liabilities	(7,166)

Total Liabilities Assumed	(48,890)

Net Assets Acquired	$14,266

On March 31, 2003, First Security acquired 100% of the outstanding common shares of Premier National Bank of Dalton. Premier National Bank was an OCC chartered, FDIC insured, commercial bank in Dalton, Georgia, and, according to the merger agreement, Premier National Bank merged with and into FSGBank—Dalton, with FSGBank—Dalton being the surviving bank. The acquisition of Premier National Bank gives First Security greater market share within the Whitfield County, Georgia area and provides us with two additional branches within that market.

The aggregate purchase price was $11,735 thousand, including common stock valued at $11,487 thousand, cash of less than $1 thousand (representing payments in lieu of fractional shares), and $248 thousand in acquisition costs, such as legal, accounting and investment banking fees. The value of the 1,654 thousand shares issued was determined based on the estimated market price of First Security’s common shares before and after the terms of the acquisition were agreed to and announced. The transaction resulted in $3.5 million of goodwill and $1.3 million of core deposit intangibles. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over the estimated useful life of ten years using an accelerated basis reflecting the pattern of the expected run off of the related deposits. The results of operations for the former Premier National Bank are included in the consolidated financial statements beginning April 1, 2003.

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition.

(in thousands)
Cash and Due from Banks	$4,851
Federal Funds Sold and Securities Purchased Under Agreements to Resell	9,520

Cash and Cash Equivalents	14,371

Securities Available for Sale	8,929

Loans	57,714
Less: Allowance for Loan Losses	850

Net Loans	56,864

Premises and Equipment, net	4,265

Core Deposit Intangible	1,301

Goodwill (Nondeductible)	3,541

Other Assets	999

Total Assets Acquired	90,270

Deposits	(73,821)
FHLB Advance	(3,000)
Other Liabilities	(1,714)

Total Liabilities Assumed	(78,535)

Net Assets Acquired	$11,735

On July 20, 2002, the Company acquired 100% of the outstanding common shares of First State Bank. The results of First State Bank’s operations have been included in the consolidated financial statements since that date. First State Bank is a Tennessee state chartered, FDIC insured, commercial bank in Maynardville, Tennessee, and is now operated as a wholly-owned subsidiary of the Company. As of the acquisition date, First State Bank’s leverage capital ratio was approximately 12.3% and its liquidity ratio exceeded 60%, which will allow the Company to enhance earnings by increasing the Bank’s asset base and changing its mix of earning assets in favor of higher yielding loans. The acquisition assists the Company in its plan to increase earning assets by branching into nearby Knox and Jefferson Counties.

The aggregate purchase price was $8,604 thousand, all of which was paid in cash. The purchase price included $8,166 thousand to First State Bank’s shareholders and $438 thousand in acquisition costs, such as legal, accounting and investment banking fees. The transaction resulted in $1,936 thousand of goodwill and $1,016 thousand of core deposit intangibles. The amount allocated to the core deposit intangible was determined by an independent valuation and is being amortized over the estimated useful life of ten years using an accelerated basis reflecting the pattern of the expected run off of the related deposits. The results of operations for the former First State Bank are included in the consolidated financial statements beginning July 21, 2002.

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition:

(in thousands)
Cash and Due from Banks	$2,194
Federal Funds Sold and Securities Purchased Under Agreements to Resell	11,592

Cash and Cash Equivalents	13,786

Interest-Bearing Deposits in Banks	1,811

Securities Available for Sale	13,123

Loans	21,847
Less: Allowance for Loan Losses	377

Net Loans	21,470

Premises and Equipment, net	1,469

Core Deposit Intangible	1,016

Goodwill (Nondeductible)	1,936

Other Assets	872

Total Assets Acquired	55,483

Deposits	(45,902)
Other Borrowings	(171)
Other Liabilities	(806)

Total Liabilities Assumed	(46,879)

Net Assets Acquired	$8,604

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents unaudited proforma results of operations as though the acquisition of the leasing companies was completed at the beginning of the years presented:

	Year Ended December 31, 2004	Year Ended December 31, 2003
	(in thousands, except per share data)
Interest Income	$44,002	$39,729
Interest Expense	9,896	10,375

Net Interest Income	34,106	29,354
Provision for Loan Losses	3,755	2,816

Net Interest Income After Provision for Loan Losses	30,351	26,538
Noninterest Income	6,522	5,569
Noninterest Expense	28,388	24,090

Income Before Income Taxes	8,485	8,017
Income Tax Provision	2,792	2,807

Income Before Extraordinary Item	5,693	5,210

Extraordinary gain on business combination, net of income tax	—	785

Net Income	$5,693	$5,995

NET INCOME PER SHARE
Net Income Per Share Before Extraordinary Item—Basic	$0.45	$0.43
Extraordinary Item—Basic	—	0.06

Net Income Per Share—Basic	$0.45	$0.49

Net Income Per Share Before Extraordinary Item—Diluted	$0.44	$0.43
Extraordinary Item—Diluted	—	0.06

Net Income Per Share—Diluted	$0.44	$0.49

The following table presents unaudited proforma results of operations as though the Premier Bank and First State Bank acquisitions had been completed at the beginning of the years presented:

	Year Ended December 31,
	2003	2002
	(in thousands, except per share data)
Interest Income	$32,391	$32,654
Interest Expense	9,209	11,242

Net Interest Income	23,182	21,412
Provision for Loan Losses	2,143	2,221

Net Interest Income After Provision for Loan Losses	21,039	19,191
Noninterest Income	5,425	4,543
Noninterest Expense	23,054	19,286

Income Before Income Taxes	3,410	4,448
Income Tax Provision	1,163	1,846

Net Income	$2,247	$2,602

Net Income Per Share
Basic and Diluted	$0.18	$0.23

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On December 4, 2003, the Company purchased certain assets and assumed substantially all of the deposits and liabilities of all of National Bank of Commerce’s branch offices located in Madisonville, Sweetwater and Tellico Plains, Tennessee. The transaction resulted in $886,000 of goodwill and $1,483 thousand of core deposit intangibles. Liabilities of $47,469 thousand were assumed and $14,470 thousand in assets (excluding goodwill and core deposit intangibles) were acquired. The results of operations of the former National Bank of Commerce branches are included in the consolidated financial statements beginning December 5, 2003. Because the acquisition is insignificant to the consolidated results of First Security, the acquisition is not included in the proforma financial information.

NOTE 3—SECURITIES

The amortized cost and fair value of securities, with gross unrealized gains and losses, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
Securities Available-for-Sale
December 31, 2004
Debt Securities—
Federal Agencies	$30,536	$61	$43	$30,554
Mortgage-Backed	52,215	201	297	52,119
Municipals	27,100	323	73	27,350

	$109,851	$585	$413	$110,023

December 31, 2003
Debt Securities—
Federal Agencies	$27,346	$280	$8	$27,618
Mortgage-Backed	36,618	249	120	36,747
Municipals	21,883	368	117	22,134

	$85,847	$897	$245	$86,499

At December 31, 2004 and 2003, federal agencies and mortgage-backed securities with a carrying value of $7,123 thousand and $4,570 thousand, respectively, were pledged to secure public deposits. At December 31, 2004 and 2003, the carrying amount of securities pledged to secure repurchase agreements was $18,458 thousand and $17,581 thousand, respectively.

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2004, are as follows:

	Amortized Cost	Fair Value
	(in thousands)
Within 1 Year	$17,004	$17,019
Over 1 Year through 5 Years	48,638	48,545
5 Years to 10 Years	11,640	11,723
Over 10 Years	11,596	11,682

	88,878	88,969
Mortgage-Backed Securities	20,973	21,054

	$109,851	$110,023

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Proceeds from sales of securities available-for-sale totaled $8,513 thousand, $2,555 thousand and $12,537 thousand for the years ended December 31, 2004, 2003 and 2002. Gross realized gains and losses from sales of securities available-for-sale for the years ended December 31, 2004, 2003 and 2002 were not significant.

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004 and 2003.

	Less Than 12 Months		12 months or Greater
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
December 31, 2004
Federal Agencies	$19,771	$43	$—	$—
Mortgage-Backed	31,002	209	5,178	88
Municipals	6,579	73	—	—

December 31, 2003
Federal Agencies	$1,024	$8	$—	$—
Mortgage-Backed	13,609	120	—	—
Municipals	1,899	12	145	105

The unrealized losses on the Company’s investments were caused by interest rate increases and were not the result of changes in credit quality. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized costs of the investments. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2004 and 2003.

NOTE 4—LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans by type are summarized as follows:

	December 31,
	2004	2003
	(in thousands)
Loans Secured by Real Estate—
Residential 1-4 Family	$139,767	$126,267
Commercial	100,082	113,059
Construction	77,804	42,539
Other	24,757	2,659

	342,410	284,524
Commercial Loans	116,490	115,347
Consumer Installment Loans	70,891	76,203
Leases, Net of Unearned Income	60,228	—
Other	2,338	1,939

Total Loans	592,357	478,013
Allowance for Loan Losses	(8,312)	(5,827)

Net Loans	$584,045	$472,186

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The loan portfolio includes lease financing receivables consisting of direct financing leases on equipment. The components of the investment in lease financing were as follows:

December 31, 2004
(in thousands)
Lease payments receivable	$67,894
Estimated residual value of leased assets	3,220

Gross investment	71,114
Unearned income	(10,886)

Net investment	$60,228

At December 31, 2004, the minimum future lease payments to be received were as follows:

Year	Amount
(in thousands)
2005	$26,669
2006	$19,269
2007	$12,176
2008	$5,746
2009	$2,592
2010 and After	$1,442

An analysis of the allowance for loan losses follows:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
	(in thousands)
Allowance for Loan Losses—beginning of year	$5,827	$5,362	$3,825
Additions due to Business Combinations	2,011	1,011	377
Provision Expense for Loan Losses	3,399	2,122	1,948
Loans Charged Off	(3,427)	(3,200)	(868)
Loan Loss Recoveries	502	532	80

Allowance for Loan Losses—end of year	$8,312	$5,827	$5,362

Impaired loans, which are recognized in conformity with FASB Statement No. 114 as amended by FASB No. 118, as well as nonaccrual loans and loans past due 90 days or more and still accruing interest as of December 31, 2004 and 2003, were not significant. The Company had no significant outstanding commitments to lend additional funds to customers whose loans have been placed on nonaccrual status.

Because of uncertainties inherent in the estimation process, management’s estimate of credit losses in the loan portfolio and the related allowance may change in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

At December 31, 2004, the Company had $168,670 thousand of loans pledged to secure borrowings from the Federal Home Loan Bank. The loans pledged included commercial real estate loans and residential first mortgage loans.

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has entered into transactions with certain directors, executive officers and significant shareholders and their affiliates. Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The aggregate amount of loans to such related parties at December 31, 2004 and 2003 was $1,086 thousand and $1,130 thousand, respectively. New loans made to such related parties amounted to $1,133 thousand and payments amounted to $1,177 thousand for 2004. New loans made to such related parties amounted to $1,295 thousand and payments amounted to $688 thousand for 2003.

NOTE 5—PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

	December 31,
	2004	2003
	(in thousands)
Land	$7,355	$6,998
Buildings and Improvements	14,815	11,770
Equipment	8,954	8,429

	31,124	27,197
Accumulated Depreciation	(4,829)	(2,680)

	$26,295	$24,517

The amount charged to operating expenses for depreciation was $1,710 thousand for 2004, $1,236 thousand for 2003, and $772 thousand for 2002.

NOTE 6—GOODWILL

The changes in the carrying amounts of goodwill are as follows:

	Year Ended December 31, 2004	Year Ended December 31, 2003
	(in thousands)
Balance—beginning of year	$12,556	$7,617
Goodwill acquired	—	4,939
Purchase accounting adjustment to previously reported goodwill	(126)	—

Balance—end of year	$12,430	$12,556

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—DEPOSITS

The aggregate amount of time deposits of $100 thousand or more was $171,023 thousand and $95,162 thousand at December 31, 2004 and 2003, respectively.

Scheduled maturities of certificates of deposit as of December 31, 2004, are as follows:

(in thousands)
2005	$208,225
2006	75,535
2007	30,094
2008	8,757
2009 and thereafter	6,794

$329,405

NOTE 8—SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase represent the purchase of interests in securities by commercial checking customers which are repurchased by the Company on the following business day. The pledged securities are held in safekeeping for the Company and had a carrying value of approximately $18,458 thousand and $17,581 thousand at December 31, 2004 and 2003, respectively. These agreements averaged $13,673 thousand and $12,796 thousand during 2004 and 2003, respectively. The maximum amounts outstanding at any month end during 2004 and 2003 were $17,938 thousand and $16,039 thousand, respectively. Interest expense on repurchase agreements totaled $88 thousand, $115 thousand and $186 thousand for the years ended 2004, 2003 and 2002, respectively.

NOTE 9—OTHER BORROWINGS

Other borrowings at December 31, 2004, consist of long-term, fixed rate advances from the Federal Home Loan Bank (FHLB), totaling $4,000 thousand and a mortgage note totaling $150 thousand. The mortgage note has a fixed interest rate of 7.5% and has a final payment date of December 2014. Other borrowings at December 31, 2003, consisted of the $6,000 thousand in FHLB advances and the mortgage note that totaled $159 thousand. Pursuant to the blanket agreement for advances and security agreements with FHLB Cincinnati, advances are secured by the Company’s unencumbered qualifying 1-4 family first mortgage loans and qualifying commercial real estate loans equal to at least 135% and 300%, respectively, of outstanding advances. Advances are also secured by FHLB stock owned by the Company. As of December 31, 2004 and 2003, the Company had loans totaling $168,670 thousand and $72,045 thousand, respectively, pledged as collateral at FHLB. At December 31, 2004, our available borrowing capacity with FHLB was approximately $33,903 thousand, and we also had an FHLB letter of credit totaling $5,000 thousand.

As a member of FHLB Cincinnati, the Company must own FHLB stock equal to the greater of $500 or 1% of mortgage assets. Also, the Company may be required to own additional FHLB stock to ensure their stock balance is equal to or greater than 5% of outstanding advances. At December 31, 2004 and 2003, the Company owned FHLB stock totaling $1,226 thousand and $1,767 thousand, respectively.

At December 31, 2004, the Company had lines of credit to purchase federal funds totaling $82,500 thousand with correspondent banks for short-term liquidity needs, of which approximately $74,050 thousand was available. The terms of each line of credit varies with respect to borrowing capacity and the duration of time for which the borrowing can be outstanding.

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The maturity and weighted average interest rates of FHLB advances are as follows:

	Amount	Rate
	(in thousands)
2005	$2,000	4.4%
2006	2,000	4.9%

	$4,000

NOTE 10—COMMON STOCK DATA

The basic and diluted net income per share calculations are as follows:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
	(in thousands)
Numerator:
Net Income for Calculating Diluted Net Income per Share	$4,267	$2,456	$2,602

Denominator:
Weighted-Average Common Shares for Calculating Basic Net Income per Share	12,705	12,190	9,415

Effect of Dilutive Securities:
Stock Options (as determined by application of the treasury stock method)	207	138	118

Weighted-Average Common Shares for Calculating Diluted Net Income per Share	12,912	12,328	9,533

Basic Net Income per Share	$0.34	$0.20	$0.28
Diluted Net Income per Share	$0.33	$0.20	$0.27

Options to purchase 163 thousand and 600 shares of common stock were outstanding during 2004 and 2003, respectively, at $8.33 per share but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than or equal to the average market price of the common shares. The options expire in 2014 and 2013. Of these options, 161 thousand and 600 options to purchase shares of common stock were still outstanding at December 31, 2004 and 2003, respectively. Options to purchase 217 thousand shares of common stock were outstanding during 2002 at $6.94 per share but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than or equal to the average market price of the common shares. The options expire in 2012. Of these options, 215 thousand options to purchase shares of common stock were still outstanding at December 31, 2002.

On March 19, 2002, the Company’s non-underwritten private placement of up to $20,000 thousand in shares of the Company’s common stock at a price of $6.94 per share became effective. Subsequently, the private placement was increased to $27,500 thousand. The private placement closed on August 8, 2002, by which time the Company had sold 3,709 thousand shares.

On April 23, 2003, the Company’s board of directors approved a 12-for-10 stock split to be distributed on June 16, 2003, to shareholders of record on June 2, 2003. As a result of the split, the par value has been adjusted from $0.01 to $0.0083 per share; however, the par value has been rounded to $0.01 per share for presentation purposes. All share data has been retroactively adjusted for the 12-for-10 stock split, unless expressly noted otherwise.

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On December 7, 2004, the Company’s board of directors approved a 12-for-10 stock split to be distributed on December 22, 2004, to shareholders of record on December 10, 2004. As a result of the split, the par value has been adjusted from $0.0083 to $0.0069 per share; however, the par value has been rounded to $0.01 per share for presentation purposes. All share data has been retroactively adjusted for the 12-for-10 stock split, unless expressly noted otherwise.

NOTE 11—LEASES

The Company leases bank branches and the corporate office and equipment under operating lease agreements. Minimum lease commitments with remaining noncancelable lease terms in excess of one year as of December 31, 2004, are as follows:

(in thousands)
Year Ending
December 31, 2005	$1,001
December 31, 2006	681
December 31, 2007	605
December 31, 2008	532
December 31, 2009	539
Thereafter	2,570

$5,928

Rent expense totaled $768 thousand, $576 thousand and $515 thousand for the years ended 2004, 2003 and 2002, respectively.

NOTE 12—INCOME TAXES

The income tax provision consists of the following:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
	(in thousands)
Current Provision	$1,229	$548	$1,391
Deferred Provision	136	571	167

Income Tax Provision	1,365	1,119	1,558
Income Tax Effect on Extraordinary Item	481	—	—

	$1,846	$1,119	$1,558

Reconciliation of the income tax provision to statutory rates is as follows:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
	(in thousands)
Federal Taxes at Statutory Tax Rate	$1,648	$1,216	$1,414
Tax Exempt Earnings	(297)	(177)	(24)
Other, net	(119)	8	10
State Taxes, net of federal effect	133	72	158

Income Tax Provision	$1,365	$1,119	$1,558

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the net deferred tax asset and liability included in other assets and liabilities consist of the following:

	December 31,
	2004	2003
	(in thousands)
Deferred Tax Assets
Organization and Start-up Costs	$15	$56
Allowance for Loan Losses	1,839	2,281
Deferred Loan Fees	147	132
Other	13	—

	2,014	2,469

Deferred Tax Liabilities
Securities Available-for-Sale	59	222
Gain on Business Combination	481	—
Premises and Equipment	1,438	1,271
Goodwill and Core Deposit Intangibles	469	882
Other	50	123

	2,497	2,498

Net Deferred Tax Liability	$(483)	$(29)

NOTE 13—401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

The Company has a 401(k) and employee stock ownership plan (the Plan) covering employees meeting certain age and service requirements. Employees may contribute up to 75% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 25% of the employee’s contribution up to 6% of the employee’s compensation. In its sole discretion at the end of the Plan year, the Company may make an additional contribution up to 6% of the employee’s compensation for the Plan year. Participants are vested immediately in their contributions plus actual earnings thereon. A participant is fully vested in employer contributions upon reaching age 65, upon death, or upon permanent disability. Termination of employment before any of the above occurs activates the following vesting schedule for employer contributions:

Full Years Of Employment	Vested Percentage
Less than 1	0%
1	33%
2	66%
3 or more	100%

Under the employee stock ownership portion (ESOP) of the Plan, the Company may make discretionary profit sharing contributions to the ESOP. The ESOP contribution shall be used to repay any acquisition loan and any financed shares which are available for allocation to participants. Financed shares acquired will be released in accordance with the plan and allocated to the ESOP accounts of participants at the end of each plan year. Stock dividends paid on shares of Company stock shall be allocated to the participants’ ESOP accounts, while cash dividends on allocated and financed shares shall be used to repay the acquisition loan. The ESOP had no activity and no borrowings at December 31, 2004 and 2003.

During 2002, the Plan was amended to reflect the transfer of assets from First State Bank Financial Security Plan into the Plan and add First State Bank as an affiliated employer.

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2003, the Plan was amended to modify the eligibility and service crediting rules to allow certain employees of Premier National Bank of Dalton and any of the National Bank of Commerce branches to participate in the Plan effective April 1, 2003 and December 5, 2003, respectively, and to receive service credit for their period of employment with each of the respective banks.

The Company recognized $432 thousand, $325 thousand and $174 thousand in expense under the 401(k) portion of the Plan for 2004, 2003 and 2002, respectively, which has been included in salaries and employee benefits in the accompanying consolidated statements of income.

NOTE 14—LONG-TERM INCENTIVE PLAN

The 2002 Long-Term Incentive Plan (2002 LTIP), was approved by the shareholders of the Company at the 2002 annual meeting and subsequently amended by the shareholders of the Company at the 2004 annual meeting to increase the number of shares available for issuance under the 2002 LTIP by 480 thousand shares. Eligible participants include eligible employees, officers, consultants and directors of the Company or any affiliate. Pursuant to the 2002 LTIP, the total number of shares of stock authorized for awards was 768 thousand, of which not more than 20% may be granted as awards of restricted stock. The exercise price per share of a stock option granted may not be less than the fair market value as of the grant date. The exercise price must be at least 110% of the fair market value at the grant date for options granted to individuals, who at grant date, are 10% owners of the Company’s voting stock (10% owner). Restricted stock may be awarded to participants with terms and conditions determined by the committee appointed by the board (the committee) for administering the 2002 LTIP. The term of each award is determined by the committee, provided that the term of any incentive stock option may not exceed ten years (five years for 10% owners) from its grant date. Each option award vests in approximately equal percentages each year over a period of not less than three years from the date of grant as determined by the committee subject to accelerated vesting under terms of the 2002 LTIP or as provided in any award agreement.

The Company’s 1999 Long-Term Incentive Plan (1999 LTIP) included eligible employees. The total number of shares of stock authorized for awards was 936 thousand, of which not more than 10% could be granted as awards of restricted stock. Under the terms of the plan, incentive stock options to purchase shares of the Company’s common stock were granted at a price not less than the fair market value of the stock as of the date of the grant. Options were to be exercised within ten years from the date of grant subject to conditions specified by the plan. Restricted stock could also be awarded by the committee in accordance with the 1999 LTIP. Each award vested in approximately equal percentages each year over a period of not less than three years (with the exception of five grants for a total of 168 thousand shares which vest in approximately equal percentages at 6 months, 18 months and 30 months) and vest from the date of grant as determined by the committee subject to accelerated vesting under terms of the 1999 LTIP or as provided in any award agreement.

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Following is a summary of the status of the stock options as of December 31, 2004, 2003 and 2002, and changes during the years then ended:

	December 31, 2004		December 31, 2003		December 31, 2002
	Number of Shares (in thousands)	Weighted Average Exercise Price	Number of Shares (in thousands)	Weighted Average Exercise Price	Number of Shares (in thousands)	Weighted Average Exercise Price
Outstanding—beginning of year	896	$6.36	715	$5.82	543	$5.43
Granted	163	8.33	394	6.94	189	6.94
Exercised	(3)	6.94	(105)	5.34	—	—
Forfeited	(13)	7.02	(108)	5.92	(17)	5.68

Outstanding—end of year	1,043	6.66	896	6.36	715	5.82

Options Exercisable—end of year	586	$6.05	295	$5.77	178	$5.42
Weighted Average Fair Value of Options Granted During the Year		$1.82		$2.55		$1.68

Following is a summary of the status of stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
Exercise Price Range	Number of Shares (in thousands)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable (in thousands)	Weighted Average Exercise Price
$5.34 – $8.33	1,043	7.57 years	$6.66	586	$6.05

The Company applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” in accounting for the stock options. Accordingly, no compensation expense has been recognized in net income as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Had compensation cost for the plan been determined based on the fair value at the grant date consistent with SFAS No. 123, “Accounting for Stock-Based Compensation,” net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below.

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
	(in thousands, except per share data)
Net Income As Reported	$4,267	$2,456	$2,602
Compensation Expense, net of tax	(299)	(292)	(184)

Pro forma Net Income	$3,968	$2,164	$2,418

Basic Net Income per Share
As Reported	$0.34	$0.20	$0.28
Pro forma	$0.31	$0.18	$0.26

Diluted Net Income per Share
As Reported	$0.33	$0.20	$0.27
Pro forma	$0.31	$0.18	$0.25

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of options at date of grant was estimated by management using the Black-Scholes option pricing model with the following assumptions used for grants:

	December 31,
	2004	2003	2002
Dividend Yield	1.00%	1.00%	1.00%
Average Risk-Free Interest Rate	3.98%	3.50%	3.58%
Expected Life	7 years	7 years	7 years
Expected Volatility	13%	14%	15%

NOTE 15—MINIMUM REGULATORY CAPITAL REQUIREMENTS

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to the average assets (as defined). Management believes, as of December 31, 2004, that the Company met all capital adequacy requirements to which they are subject.

As of December 31, 2004, the Bank was well capitalized for regulatory purposes. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. Until the Company had consolidated assets of $150 million or more, the Federal Reserve did not consider the Company’s capital adequacy. Since reaching $150 million in consolidated assets in July 2000, the Company has been required to maintain the following consolidated capital requirements to be considered “well capitalized.”

	Actual		Minimum Capital Requirements		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
December 31, 2004
Total Capital to Risk-Weighted Assets—
First Security Group, Inc. and subsidiary	$78,996	12.4%	$50,988	8.0%	N/A	N/A
FSGBank	$71,216	11.2%	$50,849	8.0%	$63,562	10.0%

Tier 1 Capital to Risk-Weighted Assets—
First Security Group, Inc. and subsidiary	$71,057	11.2%	$25,494	4.0%	N/A	N/A
FSGBank	$63,277	10.0%	$25,425	4.0%	$38,137	6.0%

Tier 1 Capital to Average Assets—
First Security Group, Inc. and subsidiary	$71,057	9.9%	$28,831	4.0%	N/A	N/A
FSGBank	$63,277	8.8%	$28,760	4.0%	$35,950	5.0%

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Actual		Minimum Capital Requirements		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
December 31, 2003
Total Capital to Risk-Weighted Assets—
First Security Group, Inc. and subsidiary	$72,131	14.3%	$40,466	8.0%	N/A	N/A
FSGBank	$63,663	12.6%	$40,313	8.0%	$50,391	10.0%

Tier 1 Capital to Risk-Weighted Assets—
First Security Group, Inc. and subsidiary	$66,304	13.1%	$20,233	4.0%	N/A	N/A
FSGBank	$57,836	11.5%	$20,157	4.0%	$30,235	6.0%

Tier 1 Capital to Average Assets—
First Security Group, Inc. and subsidiary	$66,304	11.0%	$24,088	4.0%	N/A	N/A
FSGBank	$57,836	9.6%	$24,017	4.0%	$30,021	5.0%

NOTE 16—FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2004		December 31, 2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)		(in thousands)
Financial Assets
Cash and Cash Equivalents	$15,935	$15,935	$32,634	$32,634
Interest-Bearing Deposits in Banks	$605	$605	$4,512	$4,512
Securities Available-for-Sale	$110,023	$110,023	$86,499	$86,499
Loans Held for Sale	$6,073	$6,073	$3,011	$3,011
Loans	$586,284	$592,238	$475,002	$487,003
Allowance for Loan and Lease Losses	$8,312	$8,312	$5,827	$5,827

Financial Liabilities
Deposits	$640,526	$643,865	$540,304	$543,384
Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	$23,255	$23,255	$12,069	$12,069
Other Borrowings	$4,150	$4,150	$6,159	$6,159

The following methods and assumptions were used by the Company in estimating fair value of each class of financial instruments for which it is practicable to estimate that value:

•	Cash and Cash Equivalents—The carrying amounts of cash and cash equivalents approximate fair value.

•	Interest-Bearing Deposits in Banks—The carrying amounts of interest-bearing deposits in banks approximate fair value.

•	Securities—Fair values for securities are based on quoted market prices.

•	Loans Held for Sale—The carrying amount of loans held for sale approximate fair value.

•

Loans—For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans and other consumer loans is

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans and leases is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers of similar credit ratings quality. Fair values for impaired loans and leases are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

•	Deposit Liabilities—The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value for fixed-rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

•	Federal Funds Purchased and Securities Sold Under Agreements to Repurchase—These borrowings generally mature in 90 days or less and, accordingly, the carrying amount reported in the balance sheet approximates fair value.

•	Other Borrowings—Other borrowings carrying amount reported in the balance sheet approximates fair value.

NOTE 17 – COMMITMENTS AND CONTINGENCIES

The Company is party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company’s exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as they do for on-balance-sheet instruments.

The Company’s maximum exposure to credit risk for unfunded loan commitments and standby letters of credit at December 31, 2004 and 2003, was as follows:

	December 31, 2004	December 31, 2003
	(in thousands)
Commitments to Extend Credit	$178,396	$120,915
Standby Letters of Credit	$6,329	$4,198

Commitments to extend credit are agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company on extension of credit, is based on management’s credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment and income-producing commercial properties.

The Company is party to certain legal proceedings incidental to its business. The ultimate disposition of these matters, in the opinion of management, based in part on advice of legal counsel, will not have a material adverse effect on the Company’s financial position or results of operation.

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 18—OTHER ASSETS AND OTHER LIABILITIES

Other assets and other liabilities consisted of the following:

	December 31,
	2004	2003
Other assets:

Foreclosed properties and repossessions	$4,810	$679
Equity securities	4,320	3,862
Interest receivable	2,944	2,722
Prepaid expenses	997	374
Cash surrender value of life insurance	352	338
Other	1,091	738

	$14,514	$8,713

Other liabilities:

Other liabilities assumed through acquisition	$3,507	$—
Accrued interest payable	2,600	2,883
Deferred income tax liability	1,035	29
Accrued expenses	1,026	422
Other	768	461

	$8,936	$3,795

NOTE 19—SUPPLEMENTAL FINANCIAL DATA

Components of other noninterest income or other noninterest expense in excess of 1% of the aggregate of total interest income and other income are as follows:

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
	(in thousands)
Noninterest Income—
Fees Related to Mortgage Loans Sold	$1,344	$2,157	$1,316

Noninterest Expense—
Professional Fees	$1,129	$954	$946
Computer Fees	$1,167	$1,184	$759
Printing and Supplies	$597	$643	$377
Advertising	$498	$431	$308
Telephone	$531	$464	$325
Core Deposit Intangible Amortization	$797	$550	$102

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 20—CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Financial information pertaining only to First Security Group, Inc. is as follows:

CONDENSED BALANCE SHEET

	December 31, 2004	December 31, 2003
	(in thousands)
ASSETS
Cash and Due from Bank Subsidiary	$6,170	$6,086
Investment in Common Stock of Subsidiary	78,665	73,969
Premises and Equipment, net	1,550	1,589
Other Assets	752	844

TOTAL ASSETS	$87,137	$82,488

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES	$692	$50

STOCKHOLDERS’ EQUITY	86,445	82,438

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$87,137	$82,488

CONDENSED STATEMENT OF OPERATIONS

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
	(in thousands)
INCOME
Management Fees	$3,600	$2,136	$1,441
Interest	—	—	18
Miscellaneous	2	—	—

Total Income	3,602	2,136	1,459

EXPENSES
Salaries and Employee Benefits	3,297	2,094	1,382
Other	1,465	1,274	747

Total Expenses	4,762	3,368	2,129

LOSS BEFORE INCOME TAXES AND EQUITY IN UNDISTRIBUTED NET INCOME OF SUBSIDIARY	(1,160)	(1,232)	(670)

Income Tax Benefit	(415)	(447)	(257)

LOSS BEFORE EQUITY IN UNDISTRIBUTED NET INCOME OF SUBSIDIARY	(745)	(785)	(413)

Equity in Undistributed Net Income of Subsidiary	5,012	3,241	3,015

NET INCOME	$4,267	$2,456	$2,602

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$4,267	$2,456	$2,602
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities—
Equity in Undistributed Net Income of Subsidiary	(5,012)	(3,241)	(3,015)
Amortization of Deferred Compensation	33	167	—
Decrease (Increase) in Other Assets	92	(471)	(5)
Increase (Decrease) in Liabilities	642	(71)	121

Net Cash Provided by (Used in) Operating Activities	22	(1,160)	(297)

CASH FLOWS FROM INVESTING ACTIVITIES
Disposal of (Additions to) Premises and Equipment	39	(1,589)	2
Investments in/Acquisition of Subsidiary	—	(3,170)	(15,846)

Net Cash Provided by (Used in) Investing Activities	39	(4,759)	(15,844)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Issuance of Common Stock Under Stock Option Plan	23	557	—
Proceeds from Issuance of Common Stock, less stock issuance costs of $71 in 2002	—	—	25,695

Net Cash Provided by Financing Activities	23	557	25,695

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	84	(5,362)	9,554
CASH AND CASH EQUIVALENTS—beginning of year	6,086	11,448	1,894

CASH AND CASH EQUIVALENTS—end of year	$6,170	$6,086	$11,448

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES
Unrealized Appreciation of Securities, net of tax	$(316)	$(165)	$371
Issuance of Common Stock Pursuant to Incentive Plan	$—	$200	$—
Issuance of Common Stock in Business Combination	$—	$11,487	$—

NOTE 21—RELATED PARTY TRANSACTIONS

During 2004 and 2003 First Security was party to an agreement with Alpha Antiques, whose sole proprietor, Judy Holley, is the spouse of Rodger Holley, First Security’s Chief Executive Officer and President. Under the agreement, Alpha Antiques provided design and procurement services relating to the design and construction of FSGBank branches and the renovation of First Security’s future new main office, for which we paid $30,000 in 2004 and 2003. The agreement has been renewed for 2005.

In connection with the acquisition of Premier National Bank of Dalton in 2003, FSGBank assumed a lease with First Plaza, L.L.C. J.C. Harold Anders, a director of First Security, is a 14.2% owner of First Plaza. As a

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

result of the agreement, FSGBank leases property located at 2918 East Walnut Avenue, Dalton, Georgia 30721. FSGBank owns a full service branch facility located on this property. The Company recognized lease expense of $45 thousand and $34 thousand in 2004 and 2003, respectively.

Subsequent to year-end, FSGBank entered an exclusive listing agreement with two agents of Wood Properties, Inc., a real estate broker, to offer for sub-lease First Security’s vacant property located at 109 Northshore Drive, Suite 300, Knoxville, Tennessee. H. Patrick Wood, a director of First Security, is the Chairman of the Board of Wood Properties. Under the agreement, First Security agrees to pay directly to the assigned Wood Properties, Inc. agents a commission of 4% of the total sublease payments if the sublease is made via one broker and 6% if the subtenant is represented by an independent broker (in which case the fees will be split between the brokers).

NOTE 22—QUARTERLY SUMMARIZED FINANCIAL INFORMATION (UNAUDITED)

	First Quarter 2004	Second Quarter 2004	Third Quarter 2004	Fourth Quarter 2004
	(in thousands, except per share data)
Interest Income	$8,550	$8,491	$9,118	$11,612
Interest Expense	2,034	1,992	2,065	2,668

Net Interest Income	6,516	6,499	7,053	8,944
Provision for Loan Losses	675	675	675	1,374

Net Interest Income After Provision for Loan Losses	5,841	5,824	6,378	7,570
Noninterest Income	1,306	1,672	1,627	1,746
Noninterest Expense	6,227	6,331	6,737	7,822

Income Before Income Taxes	920	1,165	1,268	1,494
Income Tax Provision	270	349	411	335

Income before Extraordinary Item	650	816	857	1,159
Extraordinary Gain on Business Combination, net of tax	—	—	—	785

Net Income	$650	$816	$857	$1,944

Net Income Per Share *
Net Income Per Share Before Extraordinary Item—Basic	$0.05	$0.06	$0.07	$0.09
Extraordinary Item—Basic	—	—	—	0.06

Net Income Per Share—Basic	$0.05	$0.06	$0.07	$0.15

Net Income Per Share Before Extraordinary Item—Diluted	$0.05	$0.06	$0.07	$0.09
Extraordinary Item—Diluted	—	—	—	0.06

Net Income Per Share—Diluted	$0.05	$0.06	$0.07	$0.15

Shares Outstanding
Basic	12,703	12,706	12,706	12,705
Diluted	12,916	12,916	12,915	12,915

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 22—QUARTERLY SUMMARIZED FINANCIAL INFORMATION (UNAUDITED)

	First Quarter 2003	Second Quarter 2003	Third Quarter 2003	Fourth Quarter 2003
	(in thousands, except per share data)
Interest Income	$6,795	$8,091	$8,238	$8,430
Interest Expense	2,072	2,492	2,283	2,050

Net Interest Income	4,723	5,599	5,955	6,380
Provision for Loan Losses	752	381	366	623

Net Interest Income After Provision for Loan Losses	3,971	5,218	5,589	5,757
Noninterest Income	1,120	1,406	1,470	1,322
Noninterest Expense	4,604	5,643	5,883	6,148

Income Before Income Tax Provision	487	981	1,176	931
Income Tax Provision	151	410	432	126

Net Income	$336	$571	$744	$805

Net Income Per Share *
Basic	$0.03	$0.05	$0.06	$0.06
Diluted	$0.03	$0.04	$0.06	$0.06
Shares Outstanding
Basic	10,943	12,596	12,596	12,600
Diluted	11,058	12,709	12,726	12,800

*	The sum of the 2004 and 2003 quarterly earnings per share may differ from the annual earnings per share because of the differences in the weighted average number of common shares outstanding and common shares used in the quarterly and annual computation as well as differences in rounding.

First Security Group, Inc. and Subsidiary

Consolidated Balance Sheets

(In thousands)	June 30, 2005	December 31, 2004	June 30, 2004
	(unaudited)		(unaudited)
ASSETS
Cash and Due from banks	$21,771	$15,935	$22,748

Federal Funds Sold and Securities Purchased Under Agreements to Resell	9,710	—	—

Cash and Cash equivalents	31,481	15,935	22,748

Interest-Bearing Deposits in Banks	307	605	4,696

Securities Available For Sale	112,859	110,023	86,127

Loans Held for Sale	5,917	6,073	2,289
Loans	618,069	586,284	497,903

Total Loans	623,986	592,357	500,192
Less: Allowance for Loan Losses	9,165	8,312	5,594

	614,821	584,045	494,598

Premises and Equipment, net	25,639	26,295	25,388

Goodwill	12,430	12,430	12,424

Core Deposit and License Fee Intangibles, net	2,503	2,844	2,923

Other Assets	31,214	14,514	10,390

TOTAL ASSETS	$831,254	$766,691	$659,294

(See Accompanying Notes to Consolidated Financial Statements)

First Security Group, Inc. and Subsidiary

Consolidated Balance Sheets

(In thousands, except share amounts)	June 30, 2005	December 31, 2004	June 30, 2004
	(unaudited)		(unaudited)
LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits
Noninterest—Bearing Demand	$129,251	$109,325	$108,534
Interest—Bearing Demand	58,000	54,454	52,312

	187,251	163,779	160,846

Savings and Money Market Accounts	147,513	147,342	134,202

Time Deposits:
Certificates of Deposit of $100 thousand or more	116,454	106,474	94,550
Certificates of Deposit less than $100 thousand	162,443	157,886	160,144
Brokered Certificates of Deposit	94,347	65,045	1,773

	373,244	329,405	256,467

Total Deposits	708,008	640,526	551,515
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	18,384	23,255	17,243
Security Deposits—Leases	3,724	3,379	—
Other Borrowings	2,144	4,150	4,154
Other Liabilities	9,778	8,936	3,649

Total Liabilities	742,038	680,246	576,561

STOCKHOLDERS’ EQUITY
Common stock—$.01 par value—20,000,000 shares authorized; 12,734,060 issued as of June 30, 2005; 12,705,044 issued as of December 31, 2004; and 12,705,044 issued as of June 30, 2004	88	88	88
Paid-In Surplus	78,165	77,981	77,981
Retained Earnings	11,263	8,262	5,461
Accumulated Other Comprehensive (Loss) Income	(300)	114	(797)

Total Stockholders’ Equity	89,216	86,445	82,733

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$831,254	$766,691	$659,294

(See Accompanying Notes to Consolidated Financial Statements)

First Security Group, Inc. and Subsidiary

Consolidated Income Statements

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands, except per share amounts)	2005	2004	2005	2004
INTEREST INCOME
Loans, including fees	$11,756	$7,716	$22,679	$15,471
Debt securities-taxable	819	520	1,593	1,078
Debt securities-non-taxable	254	216	494	385
Other	196	39	291	107

Total interest income	13,025	8,491	25,057	17,041

INTEREST EXPENSE
Interest bearing demand deposits	96	46	153	87
Savings Deposits and Money Market Accounts	502	259	930	514
Certificates of Deposit of $100 thousand or more	871	584	1,635	1,191
Certificates of Deposit of less than $100 thousand	1,163	999	2,189	2,017
Brokered Certificates of Deposit	726	23	1,283	49
Other	76	81	231	168

Total Interest Expense	3,434	1,992	6,421	4,026

NET INTEREST INCOME	9,591	6,499	18,636	13,015
Provision for loan losses	843	675	1,986	1,350

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	8,748	5,824	16,650	11,665

NONINTEREST INCOME
Service charges on deposit accounts	963	1,040	1,866	1,811
Gain on Sales of Available-for-Sale Securities, net	—	—	—	84
Other	1,274	632	2,034	1,083

Total Noninterest Income	2,237	1,672	3,900	2,978

NONINTEREST EXPENSES
Salaries and employee benefits	4,586	3,463	9,161	6,893
Expense on Premises and Fixed Assets, net of rental income	1,328	1,039	2,646	1,975
Other	2,298	1,829	4,371	3,690

Total Noninterest Expenses	8,212	6,331	16,178	12,558

INCOME BEFORE INCOME TAX PROVISION	2,773	1,165	4,372	2,085
Income Tax Provision	878	349	1,371	619

NET INCOME	$1,895	$816	$3,001	$1,466

NET INCOME PER SHARE
BASIC	$0.15	$0.06	$0.24	$0.12
DILUTED	$0.15	$0.06	$0.23	$0.11
WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC	12,733	12,706	12,727	12,704
DILUTED	13,014	12,916	13,003	12,916

(See Accompanying Notes to Consolidated Financial Statements)

First Security Group, Inc. and Subsidiary

Consolidated Statement of Stockholders’ Equity

	Common Stock		Paid-In Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In thousands)	Shares	Amount
Balance—December 31, 2004	12,705	$88	$77,981	$8,262	$114	$86,445
Comprehensive income—
Net Income (unaudited)				3,001		3,001
Change in Net Unrealized
Loss on Securities Available for Sale, net of tax (unaudited)					(414)	(414)
Proceeds from Exercise of Stock Options (unaudited)	29		184			184

Balance—June 30, 2005 (unaudited)	12,734	$88	$78,165	$11,263	$(300)	$89,216

(See Accompanying Notes to Consolidated Financial Statements)

First Security Group, Inc. and Subsidiary

Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended June 30,
(In thousands)	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,001	$1,466
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities—
Provision for loan losses	1,986	1,350
Gain on sale of available-for-sale securities	—	(84)
Amortization of premiums and discounts on securities, net	147	422
Amortization of intangibles	341	425
Amortization of deferred stock compensation	—	33
Depreciation	991	818
(Gain) Loss on sale of assets	(225)	11
Write-down of other real estate and repossessions	60	—
Changes in operating assets and liabilities—
Interest receivable	(395)	58
Other assets	663	(1,170)
Interest payable	709	(570)
Other liabilities	691	424

Net cash provided by operating activities	7,969	3,183

CASH FLOWS FROM INVESTING ACTIVITIES
Net change in interest bearing deposits	298	(184)
Activity in available-for-sale securities—
Sales	—	8,412
Maturities, prepayments, and calls	24,972	17,228
Purchases	(28,582)	(27,466)
Loan originations and principal collections, net	(34,985)	(23,762)
Purchase of bank owned life insurance	(17,250)	—
Proceeds from sale of assets	2,670	—
Additions to premises and equipment	(335)	(1,700)

Net cash used in investing activities	(53,212)	(27,472)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	67,482	11,211
Net (decrease) increase in federal funds purchased and securities sold under agreements to repurchase	(4,871)	5,174
Repayments of other borrowings	(2,006)	(2,005)
Proceeds from exercise of stock options	184	23

Net cash provided by financing activities	60,789	14,403

NET CHANGE IN CASH AND CASH EQUIVALENTS	15,546	(9,886)
CASH AND CASH EQUIVALENTS—beginning of period	15,935	32,634

CASH AND CASH EQUIVALENTS—end of period	$31,481	$22,748

Supplemental disclosures of noncash investing and financing activities
Change in unrealized depreciation of securities, net of deferred taxes of $213 for 2005 and $(603) for 2004	$(414)	$(1,227)
Supplemental schedule of cash flows
Interest paid	$5,712	$4,596
Income taxes paid	$2,089	$646

(See Accompanying Notes to Consolidated Financial Statements)

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE A—BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair statement of financial condition and the results of operations have been included. All such adjustments were of a normal recurring nature.

The consolidated financial statements include the accounts of First Security Group, Inc. (“First Security”) and its subsidiary, FSGBank, N.A (“FSGBank”), which is wholly-owned. All significant intercompany balances and transactions have been eliminated.

Operating results for the three and six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005 or any other period. These interim financial statements should be read in conjunction with the Company’s latest annual consolidated financial statements and footnotes thereto included elsewhere in this prospectus.

NOTE B—COMPREHENSIVE INCOME (LOSS)

In accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard No. 130, Reporting Comprehensive Income, the Company is required to report “comprehensive income,” a measure of all changes in equity, not only reflecting net income but certain other changes as well. Comprehensive income (loss) for the three and six month periods ended June 30, 2005 and 2004, respectively, was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2005	2004	2005	2004
Net income	$1,895	$816	$3,001	$1,466
Unrealized gain (loss) on securities, net of tax	631	(1,579)	(414)	(1,227)

Comprehensive income (loss), net of tax	$2,526	$(763)	$2,587	$239

NOTE C—EARNINGS PER SHARE

The difference in basic and diluted weighted average shares is due to the assumed conversion of outstanding options using the treasury stock method. The computation of basic and diluted earnings per share is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except per share data)	2005	2004	2005	2004
Net income	$1,895	$816	$3,001	$1,466

Denominator:
Weighted average common shares outstanding	12,733	12,706	12,727	12,704
Equivalent shares issuable upon exercise of stock options	281	210	276	212

Diluted shares	13,014	12,916	13,003	12,916
Net income per share
Basic	$0.15	$0.06	$0.24	$0.12

Diluted shares	$0.15	$0.06	$0.23	$0.11

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

NOTE D—STOCK-BASED COMPENSATION

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees in accounting for stock options. Accordingly, no compensation expense has been recognized in net income as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Had compensation cost for the plan been determined based on the fair value at the date of grant consistent with SFAS No. 123, Accounting for Stock-Based Compensation, net income and earnings per share would have been reduced to the proforma amounts indicated in the table below.

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except per share data)	2005	2004	2005	2004
Net income, as reported	$1,895	$816	$3,001	$1,466
Compensation expense, net of tax	(73)	(74)	(145)	(148)

Pro forma net income	$1,822	$742	$2,856	$1,318

Basic net income per share:
As reported	$0.15	$0.06	$0.24	$0.12
Pro forma	$0.14	$0.06	$0.22	$0.10
Diluted net income per share:
As reported	$0.15	$0.06	$0.23	$0.11
Pro forma	$0.14	$0.06	$0.22	$0.10

NOTE E—GUARANTEES

First Security Group, Inc., as part of its ongoing business operations, issues financial guarantees in the form of financial and performance standby letters of credit. Standby letters of credit are contingent commitments issued by the Company to guarantee the performance of a customer to a third-party. A financial standby letter of credit is a commitment to guarantee a customer’s repayment of an outstanding loan or debt instrument. In a performance standby letter of credit, the Company guarantees a customer’s performance under a contractual nonfinancial obligation for which it receives a fee. The maximum potential amount of future payments the Company could be required to make under its stand-by letters of credit at June 30, 2005, December 31, 2004, and June 30, 2004 was $10,957 thousand, $6,329 thousand, and $5,557 thousand, respectively. The Company’s outstanding standby letters of credit generally have a term of one year and some may have renewal options. The amount of collateral obtained, if deemed necessary by the Company on extension of credit, is based on management’s credit evaluation.

NOTE F—ACQUISITIONS

On May 12, 2005, First Security and its wholly-owned subsidiary FSGBank entered into an Agreement and Plan of Share Exchange (the “Agreement”) with Jackson Bank & Trust (“Jackson Bank”), pursuant to which, among other things, First Security will acquire 100% of the outstanding shares of common stock of Jackson Bank in exchange for $92.00 per share (the “Share Exchange”). Subsequent to the Share Exchange, it is expected that Jackson Bank will be merged with and into First Security’s wholly-owned subsidiary FSGBank, with FSGBank surviving the transaction.

Under the terms and subject to the conditions of the Agreement, which has been approved by the Boards of Directors of both First Security and Jackson Bank, at the effective time of the Share Exchange (the “Closing

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Date”), all of the outstanding common stock and options of Jackson Bank will be acquired by First Security for approximately $33.1 million in cash, or $92.00 per share. We expect to complete the acquisition in the third quarter of 2005, pending receipt of regulatory approvals and the satisfaction of other customary conditions.

NOTE G—PLANNED PUBLIC OFFERING

Effective June 13, 2005, the Company announced that it had filed a registration statement with the Securities and Exchange Commission relating to the proposed public offering of 4,500,000 shares of its common stock. The underwriters for the offering will be granted an option for the purchase of up to an additional 675,000 shares of common stock to cover over-allotments. We anticipate offering these shares of common stock during the third quarter of 2005. The exact terms of the offering, which will be made only by a final prospectus, have not yet been disclosed. We intend to use a portion of the net proceeds to finance the acquisition of Jackson Bank. We will use the remaining proceeds for general corporate purposes, which may include, among other things, our working capital needs and investments in our subsidiary bank to support our growth. In addition, we may use a portion of the net proceeds to finance additional acquisitions.

In addition, effective June 13, 2005, we signed a listing agreement with Nasdaq Stock Market, Inc. and applied to have our common stock listed on the Nasdaq National Market under the symbol “FSGI.” Although there is no assurance that our application will be approved, we believe we meet the eligibility requirements for listing. As a result, we will need to meet the continuing eligibility requirements of companies listed on the Nasdaq National Market.

NOTE H—RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, (“SFAS No. 123R”). This Statement is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. Under APB No. 25, issuing stock options to employees generally resulted in recognition of no compensation cost. SFAS No. 123R requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period which is usually the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. For public entities that do not file as small business issuers, SFAS No. 123R is effective as of the beginning of the next fiscal year beginning after June 15, 2005. We are currently evaluating the provisions of SFAS No. 123R to determine its impact on our future financial statements.

In March 2004, the FASB’s Emerging Issues Task Force (EITF) concluded its discussion of Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. A consensus was reached regarding disclosures about unrealized losses on available-for-sale debt and equity securities accounted for under FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations. The EITF provided guidance for evaluating whether an investment is other-than-temporarily impaired. Initially, this guidance was to be applied in other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. The EITF subsequently delayed the effective date of this pronouncement as it related to other-than-temporary impairment

FIRST SECURITY GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

valuation pending further discussion of the definition of “other-than-temporarily impaired.” The EITF consensus also requires certain quantitative and qualitative disclosures which were effective in annual financial statements for fiscal years ending after December 15, 2003, for investments accounted for under Statements 115 and 124. For all other investments within the scope of this Issue, the disclosures are effective in annual financial statements for fiscal years ending after June 15, 2004. The additional disclosures for cost method investments are effective for fiscal years ending after June 15, 2004. Effective June 29, 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment, but directed its staff to issue proposed FASB Staff Position (FSP) EITF 03-1-a, Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1, as final (the FASB plans to retitle this FSP as FSP FAS 115-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments). The final FSP will supersede EITF Issue 03-1 and will nullify the guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in paragraphs 10-18 of EITF Issue 03-1. Additionally, the guidance will codify the guidance set forth in EITF Topic D-44, Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value. FSP FAS 115-1 will be effective for other-than-temporary impairment analysis conducted in periods beginning after September 12, 2005. FSP FAS 115-1 is not expected to have a material effect on First Security’s consolidated financial statements.

In December 2003, the Financial Accounting Standards Board issued FIN 46-R, Consolidation of Variable Interest Entities, (“FIN 46-R”). This Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities. For enterprises that are not small business issuers, FIN 46-R is to be applied to all variable interest entities by the end of the first reporting period ending after March 15, 2004. Our adoption of FIN 46-R did not have an impact on our financial condition or results of operations.

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, Accounting for Certain Loans and Debt Securities Acquired in a Transfer (SOP 03-3). SOP 03-3 addresses accounting for differences between contractual cash flows expected to be collected and an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans and debt securities acquired in purchase business combinations. SOP 03-3 limits the yield that may be accreted (accretable yield) to the excess of the investor’s estimate of undiscounted expected principal, interest and other cash flows (cash flows expected at acquisition to be collected) over the investor’s initial investment in the loan. SOP 03-3 requires that the excess of contractual cash flows over cash flows to be collected (nonaccretable difference) not be recognized as an adjustment of yield, loss accrual or valuation allowance. SOP 03-3 prohibits investors from displaying accretable yield and nonaccretable difference on the balance sheet. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as an impairment. SOP 03-3 prohibits “carrying over” or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of SOP 03-3. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The Company’s adoption of SOP 03-3 has not had a material impact on our financial condition or results of operations.

NOTE I—RECLASSIFICATIONS

Certain reclassifications have been made to the financial statements presented for prior periods to conform to the 2005 presentation.

4,500,000 Shares

Common Stock

PROSPECTUS

Keefe, Bruyette & Woods

Raymond James

Sterne, Agee & Leach, Inc.

August 9, 2005